
11005249

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: **January 2011**

Commission File Number: 01-15016


nordion
SCIENCE ADVANCING HEALTH

NORDION INC.
(Translation of registrant's name into English)

447 March Road
Ottawa, Ontario Canada K2K 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDION INC.

Date: **January 20, 2011**

By: /s/ Peter E. Brent

Peter E. Brent
Title: Corporate Secretary

Documents Included as Part of this report:

No.	Document
1.	NORDION INC. - NOTICE OF ANNUAL MEETING AND MANAGEMENT PROXY CIRCULAR
2.	NORDION INC. - PROXY FORM
3.	PRINTER FRIENDLY VERSION OF NORDION INC. ANNUAL REPORT
4	PRINTER FRIENDLY VERSION OF NORDION INC. NOTICE OF ANNUAL MEETING AND MANAGEMENT PROXY CIRCULAR


nordion
SCIENCE ADVANCING HEALTH

A New Era

NORDION INC.
2010 ANNUAL REPORT

2010 FINANCIAL HIGHLIGHTS

(US$ in thousands, except loss per share)	2010	2009	2008
Revenue	**$ 240,352**	$ 231,263	$ 296,234
Operating loss for continuing operations	**$ (106,405)**	$ (1,616)	$ (354,591)
Loss per share:			
From continuing operations	**(1.16)**	(0.10)	(1.99)
Total	**(2.60)**	(1.12)	(4.54)
Capital expenditures	**$ 7,639**	$ 9,983	$ 12,420
FINANCIAL POSITION			
Cash and cash equivalents	**$ 122,802**	$ 298,203	$ 117,052
Total assets	**553,956**	1,625,870	1,835,898
Long-term debt (including current portion)	**44,150**	267,772	273,804
Shareholders' equity	**$ 337,589**	$ 993,911	$ 1,089,113

- Global revenue of US$240 million, following the restart of AECL's NRU reactor in Q4 2010 after a 15-month shutdown
- Completed the strategic repositioning of the company to focus solely on Nordion's operations
- Completed US$450 million share buyback during 2010
- Loss of US$2.60 per common share, largely due to the combined impact of the NRU reactor shutdown and the company's strategic repositioning


REVENUE HIGHLIGHTS
2008–2010
US$ millions
120
90
60
30
0
08 09 10
Medical Isotopes
08 09 10
Targeted Therapies
08 09 10
Sterilization Technologies

A new era begins

Nordion Inc. is a specialty health science company with a track record of successful execution in delivering quality products to our global customers for more than 60 years. We develop, manufacture and commercialize specialty health science products for the prevention, diagnosis and treatment of disease. Our product portfolio includes medical isotopes, targeted therapies and sterilization technologies.

Nordion employs more than 600 highly skilled people. The company's corporate headquarters and main processing facilities are located in Ottawa, Ontario with additional facilities in Vancouver, British Columbia; Montreal, Quebec; and Fleurus, Belgium.

Following a year of transition characterized by the strategic repositioning of the company and the consolidation of headquarters in Ottawa, our company emerged stronger, focused on generating value for shareholders and, consistent with the strategic repositioning, bearing a new name: Nordion Inc.


William D. Anderson

Building a sustainable future

As I approach my first anniversary as Chairman, Nordion Inc. launches what is rightly called a new era. Before addressing the strengths the company brings to this new era, it is important to look back at what has been achieved in the recent past in preparation for the company's future.

As many shareholders and observers will know, in February 2009, the company embarked on a strategic review aimed at improving shareholder value. That review led to the sales, in early 2010, of the Analytical Technologies and Pharma Services businesses and the return of $450 million to shareholders through the repurchase of 52.9 million shares of the company.

During this time, there were also a number of challenges to overcome with the 15-month disruption of medical isotope supply due to the shutdown of Atomic Energy of Canada Limited's (AECL) National Research Universal (NRU) reactor, completing the transition to a stand-alone public entity, and consolidating the company's headquarters in Ottawa, Canada. Despite the medical isotope disruption and its impact on the company, customers and patients alike, Nordion continued to deliver positive results from its Targeted Therapies and Sterilization Technologies segments. The company exited fiscal 2010 with a number of important achievements under its belt and with strong fourth quarter results as it leveraged and built on its customer interactions, supplier relationships and core competencies in manufacturing, regulatory compliance and logistics.

As part of the transition to focus solely on Nordion's operations, the company took steps to solidify the senior management team, with the appointments of Steve West as Chief Executive Officer and Peter Dans as Chief Financial Officer.

Over the past 12 months the Board of Directors has also undergone changes. James McDonald and Gregory Spivy stepped down from the Board. I am grateful for the leadership role that they played during the transition period as we repositioned the company to focus on Nordion. In addition, William Etherington will not be standing for re-election and I thank him for his consistent contribution over the years. In the meantime, with Ken Newport and Oye Olukotun having joined the Board and with Sean Murphy and Janet Woodruff being proposed for election, we are strengthening the required range of strategic skills and experience of the Board of Directors to be able to contribute to the company's future success. You will be able to find detailed biographies of these new Board members in the proxy circular.

The Board of Directors has been actively engaged with the management team in developing a strategic plan for Nordion and we are confident the company is now well positioned for global success in its chosen market segments and geographies. The senior management team has a proven track record of successful execution and the company has a solid financial foundation on which to build the business for the long term.

On behalf of all shareholders, I express thanks to all the employees who worked so diligently to achieve continued business success in a period that brought significant challenges on multiple fronts.

Our new era is beginning with great momentum. The Board of Directors looks forward to working with management to grow the company and create value for all our stakeholders.

William D. Anderson
Chairman of the Board


Steve M. West

Nordion: Embarking on a new era

The past year has brought extraordinary change for Nordion. We focused on completing our transition to a stand-alone public company, fostering customer relationships and protecting our core businesses – all essential to improving long-term shareholder returns and embarking successfully on a new era.

Fiscal 2010 highlighted Nordion's ability to respond effectively to significant business challenges. The 15-month loss of medical isotopes from AECL's NRU reactor significantly affected our financial performance and business operations. The medical isotope molybdenum-99 (Mo-99) is used in approximately 80 per cent of nuclear medicine procedures worldwide, so the impact on patients was profound.

As we prepared for the NRU reactor's return to service, we implemented multiple internal strategies. These included re-training employees, so our customers would experience seamless service when their isotope supplies were restored, as well as extensive maintenance, equipment repairs and upgrades – activities we could not perform in normal circumstances. Rather than lay off experienced, skilled workers, we deployed employees not required for these activities to our other businesses. We also invested in the long-term future of our medical isotopes business by introducing specialized new shipping containers expected to last 20 years.

With the NRU reactor's return to service in August and resumption of the flow of isotopes, Nordion again began generating revenues from the medical isotopes business and has been fully operational since then.

Strengthening our businesses

To protect customer relationships and our business interests, we signed a 10-year Mo-99 supply agreement with Isotope, a subsidiary of Russia's Rosatom State Corporation. Nordion is now Isotope's exclusive partner for Mo-99 processing, distribution and sale outside the Russian Federation. While we continue to seek a reliable long-term supply of medical isotopes, this agreement strengthens Nordion's back-up isotope supply and partially offsets the impact of AECL's planned NRU reactor shutdowns. The restart of the MAPLE reactors, however, remains our preferred long-term supply solution.

During the year, we also signed a new Mo-99 supply contract with our largest customer, Lantheus Medical Imaging. Lantheus relies on Nordion so their customers, and in turn patients, receive vital scans and treatments when needed. Our depth of industry expertise, world-class logistical team and proven capability in medical isotope processing provides our customers with a reliable supply chain.

While the Medical Isotopes business experienced challenges, both our Sterilization Technologies and Targeted Therapies businesses realized significant growth – a reflection of our overall business strength and financial performance potential.

During the year, Nordion extended its long-term agreement to acquire cobalt-60 (Co-60) from Ontario Power Generation for use in gamma sterilization. Approximately 40 per cent of the world's single-use medical devices – as well as food and cosmetics – are sterilized with gamma technologies.

We expect both our Sterilization Technologies and Targeted Therapies businesses to continue to grow in the years ahead.

Increasing acceptance for TheraSphere

TheraSphere, our targeted therapy for liver cancer, has gained further market acceptance with reimbursement approval for primary liver cancer patients in northern Italy, a milestone, since European reimbursement requirements can be complex. Growing use of TheraSphere is also being driven by physician training at our four European centers of excellence and acceptance of TheraSphere is also increasing in attractive new markets, including Russia and the Middle East.

TheraSphere clinical research continues to provide data that supports the use of this innovative treatment. Results of the first large investigator led non-controlled European study, published in the November 2010 edition of *Hepatology*, suggest that TheraSphere extends liver cancer patients' lives, which supports earlier results, and is expected to lead to more physicians employing the treatment.

Recognizing our employees

The past year has also been marked by internal changes. Late in 2010 we completed the consolidation of our headquarters in Ottawa. Despite the many pressures brought by the transition program, our people have continued to perform effectively in challenging times. They deserve our thanks.

We're also proud that our company was recognized – the second year running – as one of Canada's Top 100 employers by employment publisher MediaCorp Canada. MediaCorp commended Nordion's strong corporate values, employee engagement and community contributions. Our employees do make a difference – in our business and in our community.

Focus on our strengths

Nordion has led the way in essential diagnostic and therapeutic medical isotopes for more than 30 years. Moving forward in our core business, we intend to concentrate on performance, cost management, product investment and diversification to drive greater cash flow and cultivate sustainable growth.

We plan to manage our product portfolio to drive business performance by leveraging our best-in-class manufacturing capabilities, regulatory expertise and extensive distribution infrastructure to develop and deliver new products. We also aim to maximize financial returns through value-focused pricing and reliable supply.

Our objective is to grow through disciplined product investment where we see opportunities for sustainable, solid returns, particularly in current and adjacent product areas. TheraSphere, in particular, represents an attractive commercial platform on which to expand our targeted therapies business in the high-growth interventional oncology market.

Managing our business also includes managing the confidential arbitration process with AECL regarding the AECL-Government of Canada decision to abandon the MAPLE project. We expect proceedings to continue into the second half of fiscal 2011 before a decision is announced.

In our drive to optimize the business through cost management and increased efficiencies, we continue to review our global business operations carefully for current and future value. During the past year we have undertaken a number of activities to reposition our operations at Fleurus, Belgium.

Although the year has brought significant change, challenge and reinvention, the company continues to focus on customers and operations as key to delivering improved financial performance. Nordion is now positioned to capitalize on its core businesses, to drive excellence through its operations and to cultivate sustainable growth for ongoing shareholder value.

Steve M. West
Chief Executive Officer



Business strategy for a new era

Nordion Inc. is a specialty health science company that provides market-leading products and services worldwide for the prevention, diagnosis and treatment of disease. Our innovation touches the lives of millions of people in more than 60 countries around the world. We focus on three markets that, combined, are estimated at US$5 billion and growing at 3%–6% annually, driven by demand for the sterilization of medical devices, earlier diagnoses of disease and safe and effective targeted therapies.

Our business strategy builds upon the company's core competencies in operational excellence and leverages its investments in human capital, specialized infrastructure and innovation to drive business growth. Our key strategic initiatives are: Maximize value of core business, Drive commercial excellence, and Cultivate sustainable growth through disciplined investment.

Nordion Market Segments (US$ billions)



Medical Isotopes

Market in transition
Leader in medical isotopes (Mo-99)

$2.0+



Targeted Therapies

High growth market
Leader in primary liver cancer treatment (TheraSphere)

$1.0+



Sterilization Technologies

Mature market
Leader in gamma sterilization (Co-60)

$2.0+

Nordion Business strategy

Maximize value of core business

Nordion is focusing on its core business, working to enhance revenue generation from our industry-leading medical isotopes and sterilization technologies product lines.

In the short term, Nordion intends to maximize the value of its two main products (Co-60 and Mo-99) through targeted customer segmentation and promoting its value proposition of global access to high quality and reliable supply.

One of Nordion's key business priorities is enhancing and sustaining the reliable supply of medical isotopes, a key value driver for our customers. With the company's new relationship with Isotope (which employs three reactors and is expected to provide up to 20 per cent of global requirements), Nordion has diversified its source of supply and strengthened the supply chain for its customers.

Looking at the longer term, the MAPLE project remains the preferred solution for Nordion and its customers due to proximity of supply and the built-in back-up provided by having two identical reactors on call to support physicians and their patients.

Medical Isotope business priorities

The dynamics of the nuclear medicine industry are changing. Increasing recognition of the importance of access to high quality and reliable supply of specialty medical isotopes highlights the value of our products. Accordingly, Nordion plans to maximize returns in this business through managing costs and offering a flexible supply chain and a premium value proposition. These initiatives reflect the importance of the products in the overall medical isotopes value chain, linking isotope production and end patient use. We currently anticipate only modest capital expenditure investment requirements for this business.



Sterilization technologies business priorities

Nordion is the world's leading supplier of cobalt-60, which is the active source for gamma sterilization. Co-60 and related gamma sterilization products are used to sterilize approximately 40 per cent of the world's single-use medical supplies and devices, such as bandages, catheters and syringes. This technology is also used to sterilize many consumer products, including food, contact lens solution and cosmetics. Nordion customers in this segment include contract sterilization service providers and medical product manufacturers.

The company expects to maximize its return in this business by building on its leading market position, managing supplies of Co-60, expanding product related services and enhancing the product life cycle of its production irradiator offerings. As with the Mo-99 business, the company plans to drive value through its distribution capabilities and the strength of its established product and service offering.

Drive commercial excellence

Nordion's plan to drive commercial excellence throughout the business has three interrelated components which, together, are expected to enhance Nordion's established leadership positions, while improving the company's financial performance.



1. Optimize

Optimize business through cost management, including restructuring business lines where necessary to generate attractive returns. We plan to streamline our processes and remove bottlenecks that add cost and do not provide value to our customers.



2. Leverage

Leverage our specialized distribution infrastructure and world-class quality and regulatory processes to develop, manufacture and commercialize new specialty health science products and innovations.



3. Build

Build upon our best-in-class manufacturing and customer centric sales and marketing resources to increase the frequency of use and expand the geographic reach of our portfolio of specialty health science products. Effective, dedicated operations and resources are critical to protect quality and value, and deliver essential medical isotope supplies where and when needed for the medical community.

Cultivate sustainable growth through disciplined investment

The company will assess investment opportunities, primarily in our current and adjacent product areas, based on the prospects for sustainable growth, alignment with the business strategy and mid- to long-term returns.

Targeted therapies business priorities

Nordion develops and manufactures treatments for various cancers including liver and non-Hodgkin's lymphomas, which target the disease from within the body with a higher concentration of treatment directed to the tumor. This approach minimizes both damage to surrounding healthy tissue and unpleasant side effects for the patient.

Grow TheraSphere global market position

Nordion's innovative targeted therapy, TheraSphere, continues to gain market acceptance as the knowledge and application of radioembolization, localized internal radiation, becomes more widely used and accepted for the treatment of liver cancer. Progress in reimbursement of the treatment, increased physician use through ongoing training, and additional supporting clinical data for this liver cancer treatment continue to contribute to the growth and adoption of TheraSphere in the market.





Assess TheraSphere clinical trial program

TheraSphere is a proprietary product licensed, developed and commercialized by Nordion, and it is distributed directly to healthcare professionals worldwide. It is also Nordion's third largest and fastest growing product. Investment in further clinical trials and medical marketing programs are required to accelerate global market adoption. Globally, the incidence of hepatocellular carcinoma, the most common form of primary liver cancer, is growing due to increased incidence of hepatitis.

TheraSphere represents an attractive commercial platform to expand our targeted therapy product offering in the high growth interventional oncology market.

Mailing Address

447 March Road
Ottawa, Ontario K2K 1X8
Canada
Telephone: 613-592-3400

Website Address

www.nordion.com

Transfer Agent

CIBC Mellon Trust Company
Toronto, Ontario Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors

Ernst & Young LLP

Company Stock Split History

1980 – September 16	2:1
1983 – July 12	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – September 26*	2:1

* stock dividend – same as stock split

Investor Information

Contact: Ana Raman
Telephone: 613-595-4580
Email: investor.relations@nordion.com

Media Information

Contact: Tamra Benjamin
Telephone: 613-591-6917
Email: tamra.benjamin@nordion.com

Legal Counsel

Fasken Martineau

Stock Listing

Nordion shares are listed on the TSX: NDN and the NYSE: NDZ
Nordion is part of the:
S&P/TSX Capped Composite Index
S&P/TSX Capped Health Care Index
NYSE Healthcare Index

Nordion (formerly MDS) Annual Meeting

Thursday, March 10 at 11:00 a.m. ET
Brookstreet Hotel
525 Legget Drive
Ottawa, Ontario K2K 2W2
Canada

Annual and Interim Reports

Current stock prices, financial reports, recent press releases and annual reports are accessible on the Nordion Website at **www.nordion.com**.

Trademarks

The following are trademarks of Nordion (Canada) Inc. used under license by Nordion Inc.
Nordion™
Science Advancing Health™

The following is a trademark of Theragenics Corporation used under license by Nordion (Canada) Inc.
TheraSphere®

We are always looking for ways to improve, and will make changes to each year's annual report based on feedback from our readers. Please feel free to comment by sending an email to: **investor.relations@nordion.com**.

Board of Directors

William D. Anderson
Chairman, Board of Directors
Member of the EHS & Governance Committee

William G. Dempsey
Chair, Technology Committee
Member of the Human Resources & Compensation Committee

William A. Etherington
Chair, Human Resources & Compensation Committee
Member of the Finance & Audit Committee

Robert W. Luba
Chair, Finance & Audit Committee
Member of the Human Resources & Compensation Committee

Mary A. Mogford
Chair, EHS & Governance Committee
Member of the Human Resources & Compensation Committee

Kenneth Newport
Member of the Finance & Audit Committee
Member of the Technology Committee

Dr. Oye Olukotun
Member of the EHS & Governance Committee
Member of the Technology Committee

Steve M. West
Chief Executive Officer
Member of the Technology Committee

Executive Management Team

Steve M. West
Chief Executive Officer

Christopher Ashwood
Senior Vice-President, Corporate Services

Kevin Brooks
Senior Vice-President, Sales & Marketing

Jill Chitra
Senior Vice-President, Quality & Regulatory Affairs

Dr. Peter Covitz
Senior Vice-President, Innovation

Peter Dans
Chief Financial Officer

Kenneth L. Horton
Executive Vice-President, Corporate Development and General Counsel

Tamra Benjamin
Vice-President, Public and Government Relations

Scott McIntosh
Vice-President, Operations

DESIGN: BRYAN MILLS IRADESSO, TORONTO PRINTING: ANNAN & SONS LTD. PRINTED IN CANADA



For more information go to **www.nordion.com**

Nordion Inc.
447 March Road
Ottawa, ON K2K 1X8
Canada

www.nordion.com



CORE PURPOSE

To make a distinctive contribution to the health and well-being of people around the world.

CORE VALUES

Commitment to excellence

Striving to reach our full potential as a company and as individuals; doing the right things the right way.

Mutual Trust

Having confidence enough to rely on others and be open to new people and different ideas.

Respect for people

Showing genuine concern for others, and treating people as individuals, with understanding and appreciation.

Integrity

Being reliable and accountable in word and behavior.


nordion
SCIENCE ADVANCING HEALTH


nordion
SCIENCE ADVANCING HEALTH



A New Era

NORDION INC.
2010 ANNUAL REPORT
FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 20, 2011

In this Management's Discussion and Analysis (MD&A), "we", "Nordion", and "the Company" refer to Nordion Inc., formerly MDS Inc. This MD&A explains the results of operations for the year ended October 31, 2010, and its financial position as of October 31, 2010, and should be read in conjunction with the audited consolidated financial statements and related note disclosures for the same period. Readers are also referred to the unaudited quarterly financial statements and quarterly MD&As for fiscal 2010, the Company's Annual Information Form for fiscal 2010 (AIF), and the Company's Annual Report on Form 40-F. Each of these documents is available on Nordion's website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion's current results of operations and financial position. To do so, the Company provides information and analysis comparing the results of operations and financial position for the current year with those of the preceding two fiscal years. We also provide analysis and commentary that we believe will help investors assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary.

We have implemented two significant changes in the reporting of our fiscal 2010 annual disclosure documents with the objective of improving the clarity of our business and financial performance. These changes include our redefined segmented reporting and reporting in thousands of U.S. dollars.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Our business

Nordion is a global specialty health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. Our operations are organized into three business segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies, as well as certain corporate functions and activities reported as Corporate and Other.

Medical Isotopes

Medical Isotopes products are used in the diagnosis and treatment of disease. We sell a breadth of isotopes which our customers incorporate into products that are used in medical procedures. Governments in the U.S., Canada, Europe and elsewhere in the world have recognized the benefits of medical procedures that help provide for early diagnosis of disease and generally support reimbursement of these procedures, which in turn encourages use by physicians and patients. Nordion's sources of medical isotopes are nuclear reactors and cyclotrons. Nordion's primary product is the reactor-based molybdenum-99 (Mo-99). Other reactor-based isotopes include xenon-133 (Xe-133) (used in lung scans), iodine-131 (I-131) (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin's lymphoma), and iodine-125 (I-125) (used to treat prostate cancer).

Nordion purchases reactor-produced medical isotopes in an unfinished, non-purified form, and transports them to its own facilities in Ottawa, Canada for further processing. Currently, Nordion's principal source of such isotopes is the Atomic Energy of Canada Limited (AECL) owned National Research Universal (NRU) reactor.

Nordion purifies isotopes using its proprietary manufacturing processes to meet the regulatory requirements for incorporating active pharmaceutical ingredients into radiopharmaceuticals that are used to diagnose and treat numerous serious disease states, such as heart disease and cancer. Technetium-99 (Tc-99m), which is obtained from the decay of Mo-99, is the most widely used diagnostic imaging isotope in the world.

Nordion also manufactures and processes cyclotron-produced isotopes such as iodine-123 (I-123), thallium-201 (Tl-201), and strontium-82 (Sr-82) at its facilities in Vancouver, Canada.

Targeted Therapies

Targeted Therapies products are primarily focused on the treatment of various cancers by targeting the disease from within the body with a higher concentration of radiation directed to the tumor, thereby minimizing both damage to surrounding healthy tissue and unpleasant side effects for the patient. Using our expertise and capabilities, the Targeted Therapies segment sells services for radiopharmaceutical development and provides clinical and commercial manufacturing.

Nordion's main Targeted Therapies product is TheraSphere® which is used in the treatment of inoperable liver cancer. Nordion is also a contract manufacturer for two commercially available radiopharmaceuticals: Bexxar®, a radiotherapeutic, for non-Hodgkin's lymphoma for

GlaxoSmithKline, Inc. and CardioGen-82™, a cardiovascular Positron Emission Tomography (PET) imaging agent, for Bracco Diagnostics, Inc. (part of Bracco Group).

Sterilization Technologies

The Sterilization Technologies segment is focused on the prevention of disease through the sterilization of medical products and devices, as well as food and consumer products. This business segment includes the design, construction, and maintenance of commercial gamma sterilization systems. We are also the world's leading supplier of Cobalt-60 (Co-60), the isotope that produces the gamma radiation required to destroy harmful micro-organisms. Co-60 is used in gamma sterilization technologies for customers around the world. Approximately 40% of single use medical products produced worldwide are sterilized using gamma sterilization technologies. These include disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization can also be used for disinfestations of fruits and vegetables to meet international quarantine regulations, to sterilize cosmetic products and to enhance the material properties of polymers.

We contract with power reactor sites in Canada and Russia to produce Co-60. We supply cobalt-59 (Co-59) targets to the reactor sites, which is converted to Co-60 in the reactor. The cobalt remains in the reactor until the desired level of Co-59 to Co-60 conversion has occurred (from 18 to 30 months in Canada and approximately 5 years in Russia). The Co-60 is then removed from the reactors (the reactors in Canada must be shutdown for this to occur), disassembled, and shipped to Nordion's facility where it is processed into finished sources for sale to customers. When customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. The process therefore needs to be coordinated closely with customers to minimize disruption to their operations.

Nordion also markets and sells related equipment and services such as commercial scale production irradiators. Delivery or construction of this equipment is usually followed by an initial shipment of Co-60. A production irradiator is a warehouse-size unit that houses Co-60 and processes the products to be sterilized.

The Sterilization Technologies segment also includes the Agiris product line of equipment and sources for non-destructive testing of welds. The revenue for Agiris is primarily generated at our Fleurus, Belgium facility.

Recent business and corporate developments

Medical Isotopes

A Supplemental Mo-99 Supply Agreement with the Open Joint Stock Company "Isotope" (Isotope)

In September 2010, Nordion entered into a framework agreement with the Open Joint Stock Company "Isotope" (Isotope), the authorized subsidiary of Rosatom State Corporation, to explore and define areas of collaboration in the field of supply, marketing and sale of isotopes produced in Russia. This framework agreement is intended to facilitate the collaboration and build the business relationship between Nordion and Isotope. Under the umbrella of this framework agreement, Nordion has entered into a supply agreement with Isotope for a supplemental supply of Mo-99 until 2020.

Under the terms of the agreement, Isotope will supply Mo-99 to Nordion on an exclusive basis for processing, distribution and sale outside of the Russian Federation. The agreement provides Nordion with a new source of Mo-99 for its customer base and strengthens its commitment to the market by providing additional supply to help offset the impact of planned shutdowns of the NRU reactor. In December 2010, Nordion received its first sample shipment from Isotope for evaluation purposes. We expect the initial commercial shipment of Mo-99 from Isotope to commence in the first half of fiscal 2011.

Mo-99 Supply from NRU Reactor Resumed

On August 17, 2010, the NRU reactor at AECL Chalk River Laboratories returned to operation. In August 2010 we received, processed, and shipped the first supply of medical isotopes from AECL to our customers. During the shutdown of the NRU reactor, we maintained relationships with our customers and, in July 2010, Nordion signed a contract with our largest customer, Lantheus Medical Imaging, Inc. (Lantheus), for the supply of Mo-99, the main isotope from the NRU reactor, until July 2011. Based on the contract, Nordion expects to supply Mo-99 on a weekly basis. Subsequent to the end of fiscal 2010, we signed an amendment to our contract with Lantheus. Under the terms of the amended agreement, the contract has been extended until December 31, 2013. After 2012, the contract provides for potential changes in pricing and volume commitments in the event of possible changes in the market.

Targeted Therapies

Nordion announced in July 2010 that TheraSphere® an innovative yttrium-90 (Y-90) radioembolization treatment for liver cancer, was approved for reimbursement by the General Directorate for Health for the Lombardy Region (Sanitá Regione Lombardia) in northern Italy for patients suffering from hepatocellular carcinoma (primary liver cancer). The decision to provide reimbursement can be attributed to a Phase II-b investigator initiated study.

In February 2010, two of the largest health insurers in the U.S. approved coverage of radioembolization to treat liver cancer.

We continued to experience increased demand for CardioGen-82™ (Rubidium-82 generators), which we manufacture and distribute for Bracco Diagnostics, Inc. We began production of the CardioGen-82™ in the third quarter of fiscal 2009. Rubidium-82 is used as a PET imaging tracer for perfusion studies of the heart to examine blood flow through heart vessels.

Sterilization Technologies

Extension of Cobalt Supply Agreement

On August 13, 2010, we announced an extension of an existing agreement with Ontario Power Generation, Inc., a Canadian-based electricity generation company. This extension provides supply of Co-60 for Nordion until 2020.

Production Irradiator Sales in 2010

In the second half of fiscal 2010, Nordion shipped two full-scale production irradiators, one to Mexico for the disinfestation of food products and another to a European customer for the processing of medical devices.

Corporate and Other

Our strategic repositioning and divestitures

During fiscal 2010, we completed our strategic repositioning, which culminated in the following key events:

- completing the sale of MDS Analytical Technologies to Danaher Corporation;
- completing the sale of MDS Pharma Services Early Stage (Early Stage);
- cancelling the C$500 million revolving credit facility, which had no outstanding amounts;
- full repayment of the outstanding balance of the senior unsecured notes;
- repurchasing and cancelling 52,941,176 Common shares under a substantial issuer bid; and,
- completing the transition of the Company's corporate headquarters from Toronto, Canada to Ottawa, Canada.

The completion of the sale of Early Stage marked the end of our strategic repositioning, including the disbanding of the Company's Special Committee, and enabled MDS Inc. to move forward with a focus on Nordion. On March 11, 2010, at the Annual and Special Meeting of Shareholders of then MDS Inc., a special resolution authorizing a change in name to Nordion Inc. was approved, which became effective as of November 1, 2010.

Uncertainty in the medical isotope market

Events related to AECL, our primary supplier of reactor-based medical isotopes, along with other changes in the industry have created uncertainty in our medical isotope business and in the market, in general. First, in May 2008 the Government of Canada and AECL unilaterally cancelled the MAPLE project (refer to the Litigation section of this MD&A), which was intended to be Nordion's long term source of supply for reactor-based medical isotopes. This was followed by an unplanned and extended shutdown of AECL's NRU reactor, our current source of reactor-based medical isotopes, for 15 months from May 2009 to August 2010 to repair the NRU's reactor vessel. These events had a significant negative impact on our financial results and have impacted our competitive position in the medical isotope market. As well, given our historical position as the market leader in medical isotopes, the cancellation of MAPLE and the extended shut down of the NRU reactor have also had a significant impact on the overall market for medical isotopes. The shut down of the High Flux Reactor (HFR) in Petten, Netherlands from February 2010 to September 2010, further increased the impact on the global medical isotope market. The NRU reactor and HFR historically supplied the majority of medical isotopes, in particular Mo-99, for the global market, and during the period while both reactors were shut down there were significant shortages relative to global demand.

During the period of shortage of Mo-99, while the NRU reactor and HFR were shut down, a number of changes took place in the medical isotope market including;

- cancelling or deferring patient procedures;
- using alternate products, such as Tl-201, or other technologies;
- optimized utilization of Mo-99 through the matching of scheduling of patients with receipt of product; and,
- efficiencies gained in the manufacture, distribution and dispensing of the product.

Since the NRU reactor and HFR restarted production, there has been more than sufficient supply to meet demand. In the cases where other products and technologies were being used, we understand these have largely reverted back to using Mo-99 based products. We believe, however, that while the number of procedures using Mo-99 may be returning to the level prior to the shortages of Mo-99 that started in 2009, some of the efficiencies and certain aspects of optimized utilization remain. This has resulted in a reduction in the global demand for Mo-99 compared with the period before the NRU reactor shut down in May 2009. While practices where efficiency gains and utilization improvements were made may revert over time to previous practices, which would result in an increased demand for Mo-99, it is uncertain as to whether this will occur and when, and to what extent.

In addition to being negatively impacted by lower overall demand for Mo-99, we have also lost market share as a result of:

- demands on our customers to diversify their supply: where in the past they purchased all or a large majority of their Mo-99 requirements from us, they are now only willing to purchase a portion of their requirements from us;
- multi-year commitments certain of our customers were required to make to secure purchases Mo-99 from competitors while the NRU reactor was shutdown;
- changes in our customer's share of their segment of the market; and,
- increased availability of Mo-99 in market through existing suppliers increasing their capacity and new suppliers entering the market.

While the NRU reactor was shut down for 15 months, the other reactors that historically were part of the global supply of medical isotopes increased their production levels. In addition, to help mitigate some of the shortage of Mo-99, reactors in Poland, Czech Republic and Australia that were capable of producing medical isotopes, began to export or supply Mo-99, at combined volumes of approximately 10% of global demand. With the NRU reactor and HFR now back in production, combined with the increased production capability from other reactors and lower overall global demand, we believe there currently is a surplus of Mo-99 relative to demand, which has resulted in increased competition. This increased competition is taking place both with the suppliers of Mo-99, as well as with the suppliers of end-user productions (our customers). In particular, we have seen increased competition from NTP Radioisotope (Pty) Ltd. (NTP) of South Africa on a global basis. NTP is leveraging their reliability relative to the recent shutdowns of the NRU reactor and HFR and their conversion to low enriched uranium (LEU) based Mo-99, which is discussed in more detail in the next paragraph. We continue to work with existing customers and potential new customers to recapture market share based on our strengths in delivering a quality product on time by leveraging our manufacturing, regulatory and logistical expertise.

Security of long-term supply of medical isotopes has been an important consideration in the medical isotope market as all of the major reactors involved in the global supply of medical isotopes are over forty years old. The MAPLE project was expected to provide us with long-term reliable supply. The MAPLE project included two reactors dedicated to medical isotope production and a new processing facility, which provided redundancy and significant capacity relative to global demand. As such, we believe the industry, in general, viewed Nordion and the MAPLE Facilities as being a major source of reliable long-term supply of medical isotopes. While parties had been working on other proposed projects prior to the cancellation of the MAPLE project and the shutdowns of the NRU reactor and HFR, the number of projects that Nordion and others were considering for long-term supply following these events, increased. The situation was further complicated by proposed U.S. legislation to further restrict the export of highly enriched uranium (HEU), the current source material for the production of Mo-99. The U.S. government is also targeting to have at least 50 percent of U.S. supply of Mo-99 from suppliers that do not use HEU in their processes domestically. Recently, this legislation did not become a law, however, new legislation may be proposed in the future relating to the use of HEU in medical isotope production. Projects to provide new supply, which currently are at various stages, from assessment to implementation, include converting existing reactors to produce Mo-99, converting reactors from the use of HEU to LEU, developing new reactors or other technologies, and building new processing facilities. A number of these projects are government funded or subsidized. Governments of several countries, in particular the U.S., have been increasing the funding of domestic and foreign projects both to support reliable isotope supply and the conversion to non-HEU based supply of Mo-99. While it would take from 3 to 10 years for most of these projects to be completed, if they were all completed we expect there would be a significant surplus in supply relative to demand.

With the uncertainty related to the outcome of the MAPLE arbitration, and in order to maintain a leadership position in the medical isotope market, we entered into the previously described 10-year agreement with Isotope for the supply of Mo-99. Initial quantities of supply will be supplemental to our NRU reactor supply. However, over several years the expectation is to have supply available of up to 20% of global Mo-99 demand to back up our long term requirements. This supply agreement also provides us with additional supply to help offset the impact of the planned shutdowns of the NRU reactor. The NRU reactor is required to shutdown for extended periods, currently estimated by AECL to be approximately one month annually, for inspections. We will not receive Mo-99 from AECL for the majority of the shutdown period. However, we believe that once the back-up supply from Isotope ramps up our competitive position will improve due to having a larger availability of supply from multiple reactors.

We expect our profitability associated with medical isotopes may decline as the amount of Mo-99 we receive from Isotope increases, as the cost of Mo-99 from Isotope is higher than the cost of Mo-99 from AECL at current prices. In addition, the majority of our revenue and profitability associated with medical isotopes is generated from sales of Mo-99 to Lantheus. If pricing and/or the volume of Mo-99 we sell to customers, in particular Lantheus, decline, our profitability would decline and we could incur losses on this product, which could be significant and extend over a number of years based on our 10-year contract with Isotope. As well, an extended shutdown of the NRU reactor in the future would have a negative impact on our business and profitability, particularly if it were to occur prior to Isotope reaching its planned level of production, which is forecast to be 20% of global Mo-99 demand. In addition to entering into an agreement to supply Mo-99 to our largest customer, Lantheus, we continue to work with our other customers and are having discussions with potential new customers to increase our global market share of Mo-99.

Intent to sell MDS Nordion S.A.

In November 2010, we signed a non-binding letter of agreement with Best Medical International Inc. (Best Medical) for the divestiture of MDS Nordion S.A. in Fleurus, Belgium, which currently supports four lines of business including Agiris (non-destructive testing equipment and sources); Glucotrace (FDG imaging agent); TheraSphere® (targeted liver cancer radiotherapeutic); and Radiochemical business (generic cyclotron and reactor isotopes). The proposed divestiture transaction is expected to include three lines of business excluding the TheraSphere® business, which will be retained by Nordion. The proceeds received for the divested operations are expected to be nominal and we expect to leave sufficient working capital in the business to support its operations through an initial transition period.

In July 2010, the performance of the Glucotrace and Radiochemical businesses at its Fleurus, Belgium facility resulted in Nordion announcing its intention to restructure operations at that facility. To that end, the Company initiated a Loi Renault process, which involves an information and consultation process with the Belgian Works Council to determine the best way to move forward with the identified businesses. With the signing of the recent agreement with Best Medical, the Loi Renault process has been paused until the negotiations with the potential acquirer have concluded.

Appointment of new Chief Executive Officer and Chief Financial Officer

In January 2010, Steve West, then President of MDS Nordion and Chief Operating Officer of MDS Inc., was appointed as Chief Executive Officer of Nordion and a member of the Company's Board of Directors. Mr. West became President of MDS Nordion in 2003. He began his career at Nordion in 2001 as a senior partner with MDS Capital Corporation. Prior to that, he was President of DiverseyLever Canada and has held a variety of CEO assignments in Asia and the Pacific Rim, as well as international business development responsibilities in the specialty chemicals field. Mr. West holds a degree in Genetics from the University of London.

Peter Dans, then Senior Vice-President, Finance of MDS Inc., became Chief Financial Officer of Nordion, effective February 1, 2010. Mr. Dans joined the Company in 2007 from Nortel Networks, where he spent more than 15 years in global finance leadership roles, including positions in North America, South Korea, Singapore and the Philippines.

Changes to the Board of Directors

Two new Directors were appointed to the Company's Board of Directors (the Board) in fiscal 2010. During the third quarter of fiscal 2010, Dr. Oye Olukotun joined the Board, while Mr. Gregory P. Spivy and Mr. James S.A. MacDonald stepped down. In September 2010, Mr. Kenneth Newport was appointed to the Board. The changes to Nordion's Board of Directors reflect the Company's continued focus on preparing Nordion to become a strong, stand-alone business.

Critical uncertainties and estimates

Fluctuation in net income from changes in foreign exchange rates

As a Canadian company that operates globally, holds a large percentage of its cash and has a large number of transactions in U.S. dollars, our net income may have significant fluctuations as result of foreign exchange movements primarily between the Canadian and U.S. dollar. The majority of our operations are located in Canada, however the vast majority of our sales (97% in 2010) are to customers outside of Canada. We also have a number of supply agreements with companies outside of Canada. These supply agreements include the agreement for a 10-year supply of Mo-99 from Isotope in Russia and a contract that was transferred to Isotope for the supply of Co-60 to 2024. In addition to being a common currency for international transactions, the majority of our sales are in U.S. dollars. Therefore we believe that contracting in U.S. dollars for certain international contracts, including the agreements with Isotope, is preferred with respect to the economic impact on the cash flow of the Company as it better matches the currency of the cash outflows of the Company to our cash inflows (revenues) in U.S. dollars.

Despite using a U.S. dollar reporting currency, these U.S. dollar contracts may create significant fluctuations in our net income. Under U.S. accounting guidelines, an embedded derivative may be created when companies enter into transactions that are not denominated in the currencies of the parties to the transaction. For accounting purposes, the functional currency of our Canadian operations is the Canadian dollar and all our future purchase and sale commitments with non-U.S. based enterprises that are denominated in U.S. dollars usually result in an embedded derivative being present. These embedded derivatives are revalued at the end of each reporting period based on the change in foreign exchange rates, in our case primarily the Canadian to U.S. dollar exchange rate. The most significant embedded derivatives in our business relate to the long-term supply agreements with our Russian supplier Isotope. The remaining purchase commitments associated with these agreements, over 10 and 14 years respectively for Mo-99 and Co-60 purchases are revalued at the end of each quarterly period. Although the calculation is complicated and involves a number of variables including current and forward Canadian to U.S. dollar exchange rates and discount rates, an indicative impact of a one cent movement in the Canadian to U.S. dollar exchange rate may result in a gain or loss of approximately $7 million for accounting purposes. During two quarters in the past three years, the Canadian to U.S. dollar exchange rate has moved by more than 10 cents, with a maximum change of 18 cents in one quarter during this period. As a result, embedded derivative gains and losses are expected to be significant in our operating and net income in the future.

In addition, at the end of each quarter, we revalue all monetary assets and liabilities that are expected to be realized in cash that are in a currency other than the functional currency of the entity within Nordion in which they are recorded. This revaluation creates a foreign exchange gain or loss that is reflected in Other expenses, net, which is included in operating income and net income. We generally hold the majority of our cash in our Canadian functional currency entity in U.S. dollars, which is revalued at the end of each quarter.

The gain or loss from embedded derivatives and/or the revaluation of monetary assets and liabilities reflects the movement of foreign exchange rates within the period and, therefore, a gain or loss in one quarter will not imply that there will be a similar gain or loss in a subsequent quarter unless there is a similar movement of foreign exchange rates within the quarter.

Currently our Canadian dollar costs are significantly higher than our Canadian dollar revenue and therefore our operating income and net income are negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar, and vice versa. While we may be able to increase our revenue in Canadian dollars, or hedge all or a portion of the Canadian to U.S. dollar difference between our costs and revenues for a period of time, changes in foreign exchange rates may still have an impact on our operating and net income.

Critical estimates in deferred tax assets and certain long-term assets

As of October 31, 2010, we reported $86.8 million of deferred tax assets, all of which relate to our Canadian operations and could be used to reduce future cash taxes in Canada. We made critical estimates and judgments, primarily related to our forecast of future income, that the Company will significantly benefit from existing tax losses, research and development (R&D) tax credits, and other carryovers that can be applied to reduce cash taxes. As of October 31, 2010, we also reported at fair value $16.2 million and $1.5 million of long-term note receivable and investment in Celerion Inc. (Celerion), respectively, received as part of the sale proceeds of Early Stage. We made critical estimates and judgments in determining the fair value of these assets, the going concern assumption for Celerion, and associated credit risk.

While we believe these estimates and key judgments are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions, and other unforeseen events may cause future results to differ from our current estimates.

Financial highlights

(thousands of U.S. dollars, except per share amounts)		**2010**		2009		2008
Revenues						
Medical Isotopes	$	**57,958**	$	94,412	$	120,987
Targeted Therapies		**65,552**		42,261		40,367
Sterilization Technologies		**116,842**		94,590		118,099
Total segment revenues		**240,352**		231,263		279,453
Corporate and Other		**-**		-		16,781
Consolidated revenues from continuing operations	$	**240,352**	$	231,263	$	296,234
Segment earnings						
Medical Isotopes	$	**4,146**	$	31,812	$	45,200
Targeted Therapies		**6,582**		261		(4,149)
Sterilization Technologies		**46,861**		35,085		53,496
Total segment earnings	$	**57,589**	$	67,158	$	94,547
Corporate and Other		**66,109**		40,876		51,928
Depreciation and amortization		**29,230**		23,631		25,282
Restructuring charges, net		**62,531**		9,306		1,240
MAPLE Facilities write-off		**-**		-		341,000
AECL arbitration and legal costs		**9,207**		1,944		677
Loss on sale of investments		**1,054**		-		-
Loss on sale of business		**-**		-		3,869
Write-down of investments		**-**		939		10,654
Impairment of long-lived assets		**8,913**		-		-
Change in fair value of embedded derivatives		**(13,050)**		(7,922)		14,488
Consolidated operating loss from continuing operations	$	**(106,405)**	$	(1,616)	$	(354,591)
Basic loss per share from continuing operations	$	**(1.16)**	$	(0.10)	$	(1.99)
Cash and cash equivalents	$	**122,802**	$	298,203	$	117,052

Medical Isotopes

- The annual decreases in revenue were driven primarily by the medical isotope supply disruption caused by the NRU reactor going out of service at the beginning of our third quarter in May 2009 and not resuming production of reactor-based isotopes until the beginning of our fourth quarter in August 2010.

Targeted Therapies

- Targeted Therapies revenue continues to grow on a year-over-year basis driven primarily by CardioGen-82™ which started production in the third quarter of 2009, and the global performance of TheraSphere® for which revenue grew over 25% in 2009 compared to 2008, and a further 40% in 2010.

Sterilization Technologies

- Sterilization revenue fluctuates due to the availability of Co-60 supply from the power reactor sites, the timing of demand from customers and the sale of production irradiators. Co-60 supply and revenue were higher in 2010 and 2008 compared with 2009.
- 2008 and 2009 revenue included one full-scale production irradiator in each year, while 2010 included two full-scale production irradiators, one to Mexico and one to Europe.

Corporate and Other

Corporate and Other expenses in fiscal 2010 were mainly comprised of the costs associated with our corporate offices in Toronto and Ottawa, the associated transition and certain costs related to the strategic repositioning including the provision of transition services. As well, the following items impacted Corporate and Other:

- $14.0 million of Other income associated with the transition services provided to the businesses we sold; and
- Approximately $27 million of non-cash foreign exchange loss on revaluation of $450.0 million of proceeds from the sale of MDS Analytical Technologies

Other costs and expenses

In addition, we incurred the following costs:

- $62.5 million restructuring charges related to our strategic repositioning;
- $8.9 million non-cash impairment charges primarily related to Nordion's Belgium operations;
- $9.2 million of expense in relation to the ongoing conduct of the MAPLE arbitration proceedings; and
- $13.1 million from embedded derivative gain associated with our Russian Mo-99 and Co-60 supply agreements.

Cash and cash equivalents

Our cash and cash equivalents balance of $122.8 million as of October 31, 2010, decreased $175.4 million from October 31, 2009, primarily due to:

- $246.1 million related to the repayment of our senior unsecured notes;
- $450.0 million for the repurchase of Common shares under a substantial issuer bid; and
- $83.5 million for restructuring costs associated with the strategic repositioning.

These were partially offset by $654.2 million received as proceeds from the sale of MDS Analytical Technologies and Early Stage.

Financial Results Analysis

This section provides detailed information and analysis about our performance for the year ended October 31, 2010, compared with the same periods in fiscal 2009 and 2008.

Consolidated Financial Results

(thousands of U.S. dollars)		2010	% of revenues		2009	% of revenues		2008	% of revenues
Revenues from continuing operations	$	**240,352**	**100%**	$	231,263	100%	$	296,234	100%
Costs and expenses									
Direct cost of revenues		**128,412**	**53%**		118,415	51%		150,101	51%
Selling, general and administration		**106,873**	**44%**		79,995	35%		107,131	36%
Depreciation and amortization		**29,230**	**12%**		23,631	10%		25,282	9%
MAPLE Facilities write-off		**-**	**-**		-	-		341,000	115%
Restructuring charges, net		**62,531**	**26%**		9,306	4%		1,240	-
Change in fair value of embedded derivatives		**(13,050)**	**(5%)**		(7,922)	(3%)		14,488	5%
Other expenses, net		**32,761**	**14%**		9,454	4%		11,583	4%
Operating loss from continuing operations	$	**(106,405)**	**(44%)**	$	(1,616)	(1%)	$	(354,591)	(120%)
Interest expense		**(6,058)**	**(3%)**		(2,786)	(1%)		(3,489)	(1%)
Interest income		**8,591**	**4%**		7,456	3%		17,581	6%
Unrealized (loss) gain on equity		**(650)**	**-**		(49)	-		160	-
Change in fair value of interest rate swaps		**-**	**-**		-	-		2,324	-
Income tax recovery (expense)		**1,174**	**-**		(14,655)	(6%)		96,317	33%
Loss from discontinued operations, net of income taxes		**(128,662)**	**(54%)**		(123,591)	(53%)		(310,979)	(105%)
Net loss	$	**(232,010)**	**(97%)**	$	(135,241)	(58%)	$	(552,677)	(187%)
Gross margin		**47%**			49%			49%	
Capital expenditures from continuing operations	$	**7,639**		$	9,983		$	12,420	
Total assets	$	**553,956**		$	1,625,870		$	1,835,898	

Revenues from continuing operations

Revenues from continuing operations of $240.4 million in fiscal 2010 increased by $9.1 million or 3.9% compared with fiscal 2009. Excluding the impact of foreign exchange, revenues in fiscal 2010 decreased approximately 2% compared with last year. This decrease was mainly due to the reduction in revenue from the reactor-based isotopes due to the shutdown of the NRU reactor in the first three quarters of fiscal 2010. The NRU reactor stopped producing isotopes in May 2009 and resumed its production in August 2010. This decrease was substantially offset by increases in revenues from Sterilization Technologies, Targeted Therapies' products, and cyclotron products.

Sales in the fourth quarter of 2010 accounted for approximately 36% of total year revenue primarily due to the NRU reactor restart, higher Co-60 shipments and the sale of a production irradiator,.

Revenues from continuing operations of $231.3 million in fiscal 2009 were $65.0 million lower than in fiscal 2008. The decrease was primarily due to a reduction in revenue from the reactor-based isotopes due to the shutdown of the NRU reactor in May 2009, lower Co-60 shipments, the negative impact of foreign exchange, and lower revenues due to the fiscal 2008 divestiture of external beam therapy and self-contained irradiator product lines, partially offset by increased pricing and growth in certain Targeted Therapies' products.

See further detail analysis on revenues in the *"Medical Isotopes", "Targeted Therapies" and "Sterilization Technologies"* sections of this MD&A.

Gross margin from continuing operations

Gross margin from continuing operations of 47% in fiscal 2010 was lower than 49% in fiscal years 2009 and 2008, primarily due to lower Mo-99 revenue, which has a higher gross margin, as a result of the shutdown of the NRU reactor from May 2009 to August 2010. As well, the growth of CardioGen-82™ has had a negative impact on gross margin as it provides a lower contribution to gross margin depending upon the source of supply of Sr-82. These decreases were partially offset by the growth of TheraSphere® in 2009 and 2010, and Co-60 in 2010.

In the fourth quarter of 2010, primarily as a result of higher Mo-99 and Co-60 revenue, gross margins were 53%.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $106.9 million in fiscal 2010 increased by $26.9 million compared with fiscal 2009. During fiscal 2010, we recorded $9.2 million of cost associated with ongoing conduct of the MAPLE arbitration proceedings, $2.4 million of sales tax liability proposed by an Ontario audit of sales tax returns, and $11.6 million of transition cost related to external service providers. The transition costs, along with the internal SG&A costs expended in support of the transitions, have been invoiced to the buyers under the Transition Services Agreements (TSAs) related to the divested MDS Analytical Technologies and MDS Pharma Services businesses. Costs related to these transitional services were offset by $14.0 million of income earned for these services in fiscal 2010, as reported in Other expenses, net in the consolidated statements of operations. In addition, the strengthening of the Canadian dollar relative to the U.S. dollar had an unfavorable impact on reported SG&A compared with fiscal 2009. Offsetting these increases was a reduction in spending relating to the corporate restructuring activities and the reduced scope of the business following the divestures.

SG&A expenses of $80.0 million in fiscal 2009 were $27.0 million lower compared with fiscal 2008. The decrease was primarily due to the impact of foreign exchange on Canadian dollar spending, lower compensation cost from workforce reductions, lower annual incentive payouts, lower pension expense, and cost control initiatives, partially offset by higher stock-based compensation expense as compared to stock-based compensation credits recorded in fiscal 2008.

Depreciation and amortization (D&A)

D&A expense of $29.2 million in fiscal 2010 was $5.6 million and $3.9 million higher than fiscal 2009 and 2008, respectively, primarily due to accelerated amortization of leasehold improvements related to the wind down of the former head office in Toronto, Canada. D&A expense in fiscal 2009 and 2008 was relatively consistent representing 10% and 9% of revenues in those years.

Restructuring charges

The restructuring charges of $62.5 million in fiscal 2010 are primarily for $42.1 million of workforce reductions including $16.0 million of severance, $8.2 million of stock-based compensation due to accelerated vesting of stock options, restricted stock units (RSUs) and performance share units (PSUs), $6.7 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $11.2 million of transaction incentive payments payable to certain executive and other senior officers of the Company triggered by the sale of MDS Analytical Technologies and Early Stage. A charge of $7.2 million was also recorded for future rent payments net of estimated sublease revenue related to the Company's corporate office space in Toronto, Canada, and cancellation of certain contracts for information technology that contained minimum purchase or fixed price commitments that became uneconomical for the remaining business. The remaining $13.2 million is for fees related to financial advisory services provided by investment bankers on the overall strategic repositioning activities of the Company, which were finalized through negotiations with the Company's investment bankers during the third quarter of fiscal 2010.

The fiscal 2010 restructuring activities have been substantially completed and the remaining restructuring provision is expected to be utilized in the first half of fiscal 2011, except future rental payments which may extend over 5 years. The restructuring charges of $9.3 million and $1.2 million in fiscal 2009 and 2008, respectively, were primarily for workforce reduction, lease termination costs on moving of our headquarter office in Toronto, Canada and various initiatives focused on improving profitability. We have completed our activities associated with the fiscal 2008 and 2009 restructuring plans and have utilized all of the related prior year provisions.

Change in fair value of embedded derivatives

Nordion has Russian supply contracts for Co-60 and Mo-99 denominated in U.S. dollars. This creates embedded derivatives as Nordion's Canadian operation has Canadian dollars as its functional currency. We mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income (loss).

In fiscal 2010, we recorded a gain of $13.1 million, of which $11.7 million was recognized in the fourth quarter, for the change in the fair value of the embedded derivatives compared with a gain of $7.9 million in fiscal 2009 and a loss of $14.5 million in fiscal 2008. The significant change in fair value of embedded derivatives in fiscal years 2010, 2009, and 2008 was primarily driven by fluctuations in the U.S. to Canadian dollar exchange rate and large purchase obligations with durations of up to 14 years.

Other expenses, net

Other expenses, net, in 2010 primarily consisted of $8.9 million in asset impairment charges and $32.0 million of foreign exchange losses, which were partially offset by $14.0 million of TSA revenue. R&D, which is included in Other expenses, net, was $4.9 million in 2010 compared to $4.4 million and $3.6 million in 2009 and 2008, respectively, with increase in R&D spending primarily in Targeted Therapies segment. In 2009 and 2008, we recorded a $4.6 million loss and $6.8 million gain, respectively, related to foreign exchange. In 2008, we recorded $10.7 million in valuation provisions related to investments and a $3.9 million loss on the sale of certain product lines.

Operating loss from continuing operations

Operating loss from continuing operations in fiscal 2010 of $106.4 million was $104.8 million higher compared with the $1.6 million operating loss in fiscal 2009. The increase in loss was primarily due to an increase of $53.2 million in restructuring charges associated with our strategic repositioning, an impairment charge of $8.9 million related to our Belgium operations and Corporate information technology related assets, $27.0 million non-cash foreign exchange loss primarily as a result of the revaluation of the $450.0 million of proceeds from the sale of MDS Analytical Technologies, and higher SG&A and D&A expenses. These losses were partially offset by TSA revenue of $14.0 million and a favorable change of $5.1 million in the fair value of embedded derivatives in fiscal 2010.

Operating loss from continuing operations in fiscal 2009 of $1.6 million was significantly lower than the $354.6 million operating loss in fiscal 2008. The decrease in loss was primarily due to a $341.0 million pre-tax MAPLE Facilities write-off on the discontinuance of the development work on the MAPLE Facilities by AECL in fiscal 2008, a favorable change of $22.4 million in the fair value of embedded derivatives and lower SG&A and D&A expenses in fiscal 2009, partially offset by lower revenues and higher restructuring charges in fiscal 2009.

Interest income, net

Net interest income in fiscal 2010 was $2.5 million compared with the net interest income of $4.7 million in fiscal 2009. The decrease in net interest income was primarily due to $1.8 million accrued interest expense related to Ontario sales tax audits in fiscal 2010.

Net interest income in fiscal 2009 was $9.4 million lower compared with fiscal 2008 mainly due to recording of a $6.0 million capitalized interest expense for construction-in-progress of the MAPLE Facilities in fiscal 2008 and lower interest rates in fiscal 2009.

Income tax recovery (expense)

Tax recovery for fiscal 2010 was $1.2 million on a $104.5 million pre-tax loss from continuing operations. At our statutory tax rate of 30%, we expected an income tax recovery of approximately $31 million for the year. The reported tax recovery is impacted primarily by a $25.0 million valuation allowance on deferred tax assets. The sale of MDS Analytical Technologies necessitated an $18.6 million increase to valuation allowances for U.S. deferred tax assets and a further valuation allowance of $6.4 million related to tax losses generated in our Belgium and other operations. Conversely, our 2010 tax rate was favorably impacted by the conclusion of Canadian federal R&D tax credit audits and appeals which resulted in the release of reserve for uncertain tax positions in the amount of $10.2 million for the period from 2005 to 2009.

Medical Isotopes

(thousands of U.S. dollars)		**2010**	**% of revenues**		2009	% of revenues		2008	% of revenues
Revenues	**$**	**57,958**	**100%**	$	94,412	100%	$	120,987	100%
Costs and expenses									
Direct cost of revenues		**36,432**	**63%**		47,750	51%		58,431	48%
Selling, general and administration[(a)]		**17,316**	**30%**		14,207	15%		17,828	15%
Other expenses (income), net		**64**	**-**		643	-		(472)	-
Segment earnings	**$**	**4,146**	**7%**	$	31,812	34%	$	45,200	37%

(a) Excludes AECL arbitration and legal costs of $9.2 million (2009 - $1.5 million; 2008 - $nil), which are not included in the calculation of segment earnings.

Revenues

Revenues of $58.0 million in fiscal 2010 decreased by $36.5 million or 39% compared with fiscal 2009. Excluding the effects of foreign exchange, revenue declined by 40%. The majority of Medical Isotopes' revenues are currently denominated in U.S. dollars.

The decrease was primarily due to the outage of the NRU reactor, which went out of service in May 2009 and did not resume production of medical isotopes until August 2010, resulting in a 55% decrease in reactor-based product revenues. While back-up supply was secured for some of the NRU reactor produced isotopes (I-125, I-131, Xe-133), which helped partially offset the negative impact of the reactor outage, no back-up supply was available for Mo-99 our largest revenue contributor. In 2009, we had Mo-99 supply for approximately six and one half months and in 2010 for two and one half months. During 2009, while the NRU reactor was operating, a competitor's reactor, the HFR in Petten, the Netherlands was shut down for approximately three months, and we were able to increase supply and we recognized incremental revenues.

The decrease in reactor supplied product revenues was partially offset by cyclotron product revenues, which were 22% higher in fiscal 2010 compared with fiscal 2009, mainly driven by demand for Tl-201, which was used as a substitute for Mo-99 due to shortages resulting from the NRU reactor shutdown and disruption to supply from HFR in fiscal 2010. Since the return to service of the NRU reactor and HFR, demand for Tl-201 has returned to normal levels. As a result of the NRU reactor restart we recognized approximately 70% of our fiscal 2010 reactor-based isotope revenue in the fourth quarter. However with the decline in Tl-201 revenues, we recognized approximately 19% of our fiscal 2010 cyclotron-based isotope revenue in the fourth quarter of fiscal 2010. Historically, when the NRU and other major reactors that supply competitors are operational, our Medical Isotope revenues do not vary significantly from quarter to quarter. However, with the restart of the NRU reactor, Mo-99 demand in the fourth quarter of fiscal 2010 was significantly lower than in the periods prior to May 2009, and the price for which we sold Mo-99 was significantly higher, as previously discussed in the section "Uncertainty in the Medical Isotope Market."

Revenues of $94.4 million in fiscal 2009 decreased by $26.6 million or 22% compared with fiscal year 2008 due primarily to the NRU reactor shut down, which began in May 2009. Excluding the impact of foreign exchange, revenues declined by 16%.

Gross margin

Gross margin of the Medical Isotopes segment of 37% in fiscal 2010 was lower than gross margins of 49% and 52% in fiscal 2009 and 2008, respectively, primarily due to the lower revenue from Mo-99, a relatively higher gross margin product, as a result of the shutdown of the NRU reactor. In addition, gross margins were negatively impacted by higher cost of sourcing reactor-based isotopes during the NRU reactor shutdown and the impact of foreign exchange. The majority of Medical Isotopes' revenue is currently denominated in U.S. dollars while costs are primarily Canadian dollars based so fluctuations in U.S. dollar to Canadian dollar exchange rates will have an effect on gross margin. The production of cyclotron-based isotopes involves a high level of fixed costs and therefore the incremental revenues from Tl-201 had a positive impact on gross margin.

Selling, general and administration (SG&A)

SG&A expenses of $17.3 million in fiscal 2010 increased by $3.1 million compared with fiscal 2009 primarily due to higher annual incentive plan payouts and the unfavorable foreign exchange impact on strengthening of the Canadian dollar relative to the U.S. dollar. These increases were partially offset by lower commissions paid, due to lower Mo-99 revenues.

SG&A expenses of $14.2 million in fiscal 2009 decreased by $3.6 million compared with fiscal 2008 primarily due to the favorable impact of foreign exchange on Canadian dollar spending, lower annual incentive compensation and higher pension income.

Other expenses (income), net

Other expense, net in fiscal 2010 decreased by $0.6 million compared with Other expense, net in fiscal 2009 primarily due to foreign exchange revaluation gain in fiscal 2010 compared to a loss on revaluation in fiscal 2009.

Other expenses, net of $0.6 million in fiscal 2009 was unfavorable by $1.1 million compared with other income, net of $0.5 million in fiscal 2008 primarily due to the foreign exchange loss in fiscal 2009 compared with the foreign exchange revaluation gain in fiscal 2008 resulting from strengthening of the US dollar.

Targeted Therapies

(thousands of U.S. dollars)		2010	% of revenues		2009	% of revenues		2008	% of revenues
Revenues	$	**65,552**	**100%**	$	42,261	100%	$	40,367	100%
Costs and expenses									
Direct cost of revenues		**38,771**	**59%**		26,380	62%		28,596	71%
Selling, general and administration		**15,436**	**24%**		11,047	26%		12,895	32%
Other expenses, net(a)		**4,763**	**7%**		4,573	11%		3,025	7%
Segment earnings (loss)	$	**6,582**	**10%**	$	261	1%	$	(4,149)	(10%)

(a) Excludes impairment of long-lived assets of $7.4 million in 2010, which are not included in the calculation of segment earnings.

Revenues

Revenues of $65.6 million in fiscal 2010 increased by $23.3 million or 55% compared with fiscal 2009. Excluding the impact of foreign exchange, revenues increased by 53%. The majority of Targeted Therapies' revenues are denominated in U.S. dollars. The increase was due to the continued strong performance of a number of products, primarily CardioGen-82™ along with the global performance of TheraSphere® which grew by approximately 40% in 2010 compared to 2009. CardioGen-82™ production began in the third quarter of fiscal 2009. Growth in other Targeted Therapies was primarily driven by Glucotrace, which is produced out of our Fleurus, Belgium facility.

Revenues of $42.3 million in fiscal 2009 increased by $1.9 million or 5% compared with fiscal 2008 primarily due to the global growth in TheraSphere® which experienced revenue growth of over 25% compared with fiscal 2008 revenues, which was partially offset by a decline in revenue from contract services for customers developing new radiopharmaceutical products. Excluding the impact of foreign exchange, revenues increased by 6%.

Gross margin

Gross margin of Targeted Therapies segment of 41% in fiscal 2010 was higher than 38% and 29% in fiscal 2009 and 2008, respectively, primarily due to the growth in TheraSphere® revenues. TheraSphere® has a relatively fixed cost over certain volumes so incremental revenue has a positive impact on gross margin. The increases in gross margin due to TheraSphere® growth were partially offset by growth in CardioGen-82™ and Glucotrace, which have lower gross margins, and the impact of foreign exchange. Revenues for Targeted Therapies are largely denominated in U.S. dollars while costs are primarily Canadian dollar based. Gross margin for CardioGen-82™ will fluctuate on a quarterly basis depending upon the source of supply for Sr-82, the isotope used in CardioGen-82™ production. Nordion currently sources Sr-82 at a lower cost from its facility in Vancouver, Canada, however, due to supply constraints we also purchase Sr-82 from South Africa, and the U.S.

Selling, general and administration (SG&A)

SG&A expenses of $15.4 million in fiscal 2010 increased by $4.4 million compared with fiscal 2009 primarily due to an increase in marketing programs for TheraSphere®, higher annual incentive plan payouts, and the unfavorable foreign exchange impact on strengthening of Canadian dollar relative to US dollar. In addition, in the fourth quarter of 2010 we recorded a $1.1 million charge related to the decommissioning of one of our production facilities in Fleurus, Belgium.

SG&A expenses of 11.0 million in fiscal 2009 decreased by $1.8 million compared with fiscal 2008 primarily due to favorable impact of foreign exchange on Canadian dollar spending, lower annual incentive compensation and higher pension income.

Other expenses, net

R&D is included in Other expenses, net. R&D expense of $4.9 million in fiscal 2010 was up $0.5 million from fiscal 2009 due to increased spending on TheraSphere® clinical programs and the impact of foreign exchange.

The remaining offsetting decrease in Other expenses, net of $0.3 million in fiscal 2010 compared with fiscal 2009 was primarily due to a foreign exchange gain on revaluation of net monetary assets and liabilities in fiscal 2010 compared to a loss on revaluation in fiscal 2009.

Other expenses, net of $4.6 million in fiscal 2009 increased by $1.5 million compared with fiscal 2008 primarily due to higher R&D expenses and foreign exchange revaluation loss in fiscal 2009 compared to a revaluation gain in fiscal 2008, partially offset by favorable operational foreign exchange impact on Canadian dollar spending.

Sterilization Technologies

(thousands of U.S. dollars)		**2010**	**% of revenues**		2009	% of revenues		2008	% of revenues
Revenues	$	**116,842**	**100%**	$	94,590	100%	$	118,099	100%
Costs and expenses									
Direct cost of revenues		**53,209**	**46%**		44,285	47%		49,216	42%
Selling, general and administration		**16,676**	**14%**		14,629	15%		16,082	14%
Other expenses (income), net		**96**	**-**		591	1%		(695)	(1%)
Segment earnings	$	**46,861**	**40%**	$	35,085	37%	$	53,496	45%

Revenues
Revenues of $116.8 million in fiscal 2010 increased by $22.2 million or 24% compared with fiscal 2009. Excluding the impact of foreign exchange, revenues increased by 12%, as the majority of revenue for Sterilization Technologies is in Canadian dollars. The increase was primarily due to increased volume and pricing of Co-60 and the shipment of two production irradiators in fiscal 2010 compared with one in fiscal 2009. As well, services associated with Co-60 and production irradiators also increased. Partially offsetting this growth was a decline in the sales of equipment for non-destructive testing in the Agiris product line. In 2010, as in prior years, the quarterly profile of revenues for Sterilization Technologies varies significantly due to the timing of the receipt of Co-60 from our suppliers and shipments to customers, as well as the sales of production irradiators. In 2010, revenues from Co-60 were significantly higher in the second and fourth quarters and we shipped production irradiators in the third and fourth quarter. These trends may vary in the future.

Revenues of $94.6 million in fiscal 2009 decreased by $23.5 million or 20% compared with fiscal 2008 primarily due to decreased Co-60 shipments as a result of the timing of Co-60 receipt from reactors, the timing of customer shipments and the negative impact of foreign exchange. In addition, the global economic downturn experienced in 2009 had an effect on the sterilization business as customers deferred major capital expenditures, found ways to be more efficient in their production processes and in the utilization of Co-60. Excluding the impact of foreign exchange, revenues declined by 11%.

Gross margin
Gross margins of the Sterilization Technologies segment of 54% and 53% in fiscal 2010 and 2009, respectively, were primarily driven by fluctuations in the level of Co-60 revenues (both volume and pricing), as the gross margin for Co-60 is greater than that of production irradiators and the Agiris products.

The decline in gross margins from 58% in 2008 to 53% in 2009 was a result of lower Co-60 revenues, a higher proportion of the reduction in Co-60 revenue to customers that have higher pricing and the impact of Co-60 transportation costs, which are billed to customers at cost.

Selling, general and administration (SG&A)
SG&A expenses of $16.7 million in fiscal 2010 increased by $2.1 million compared with fiscal 2009 primarily due to higher annual incentive plan payouts and the unfavorable foreign exchange impact on strengthening of the Canadian dollar relative to the U.S. dollar. SG&A expenses of $14.6 million in fiscal 2009 decreased by $1.5 million compared with fiscal 2008 due to favorable impact of foreign exchange on the Canadian dollar spending, lower annual incentive compensation and higher pension income.

Other expenses (income), net
Other expenses, net in fiscal 2010 decreased by $0.5 million compared with Other expenses, net in fiscal 2009 and Other expenses, net of $0.6 million in fiscal 2009 was unfavorable by $1.3 million compared with Other income, net of $0.7 million in fiscal 2008 primarily due to foreign exchange revaluation of net monetary assets and liabilities.

Corporate and Other

(thousands of U.S. dollars)		2010		2009		2008
Revenues	$	-	$	-	$	16,781
Costs and expenses						
Direct cost of revenue		-		-		13,858
Selling, general and administration		**48,238**		38,168		60,326
Other expenses (income), net[(a)]		**17,871**		2,708		(5,475)
Segment loss	$	**(66,109)**	$	(40,876)	$	(51,928)

(a) Excludes impairment of long-lived assets of $1.5 million and loss on sale of investment of $1.1 million in 2010; write-down of investments of $0.9 million , AECL arbitration and legal costs of $0.4 million in 2009; loss on sale of investment of $10.7 million, loss on sale of business 3.9 million and AECL arbitration and legal costs of $0.7 million in 2008, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)

SG&A expenses of $48.2 million in fiscal 2010 increased by $10.0 million compared with fiscal 2009. The increase was due to higher costs associated with transition activities, higher Directors and Officers insurance for the periods prior to the completion of the strategic repositioning, sales tax expense based on an audit of Ontario sales tax returns, mark-to-market valuation of deferred share units, and the unfavorable impact of foreign exchange. The increase was partially offset by the impact of workforce reductions resulting from the wind down of the Toronto, Canada headquarters.

SG&A expenses in fiscal 2009 of $38.2 million decreased by $22.2 million compared with fiscal 2008 due to the impact of foreign exchange on Canadian dollar spending, lower compensation cost from workforce reductions, and lower annual incentive payouts, partially offset by higher stock-based compensation expense as compared to stock-based compensation credits recorded in fiscal 2008.

Other expenses (income), net

Other expenses, net of $17.9 million in fiscal 2010 increased by $15.2 million compared with fiscal 2009 primarily due to a $27.0 million non-cash foreign exchange loss recorded in the second quarter of fiscal 2010 primarily resulting from revaluation of $450.0 million of proceeds from the sale of MDS Analytical Technologies that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid. The offset to this non-cash revaluation loss is reflected as foreign currency translation gain in Accumulated other comprehensive income (AOCI) as part of Shareholders' equity. In addition, we recorded a $1.1 million loss on the sale of Asset-Backed Commercial Paper that we sold in the fourth quarter of 2010. These increases were partially offset by TSA revenues of $14.0 million related to the sales of MDS Analytical Technologies and MDS Pharma Services as well as a $1.2 million gain on settlement of the Proxena loan. The income earned from the TSAs was largely offset by related costs, which were reported in SG&A.

Other expenses, net of $2.7 million in fiscal 2009 increased by $8.2 million compared with Other income, net of $5.5 million in fiscal 2008 primarily due to the loss on foreign exchange revaluation which resulted in an approximate loss of $3.5 million in fiscal 2009 compared with an approximate gain of $5.0 million in fiscal 2008 partially offset by TSA revenue related to post close transition services provided to MDS Pharma Services Phase II-IV in fiscal 2009.

Divestiture of certain product lines in fiscal 2008

In May 2008, we completed the sale of the external beam therapy and self-contained irradiator product lines to Best Medical. This sale did not qualify for discontinued operations reporting in fiscal 2008. As a result, revenues and costs of divested product lines were included in Corporate and Other for fiscal 2008.

Net loss from discontinued operations

(thousands of U.S. dollars)	MDS Pharma Services			MDS Analytical Technologies			Total		
Years ended October 31	**2010**	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Revenues	$ **67,311**	$ 441,811	$ 582,256	$ **80,201**	$ 359,165	$ 437,073	$ **147,512**	$ 800,976	$ 1,019,329
Costs and other expenses	**114,624**	457,015	576,447	**81,140**	379,654	450,722	**195,764**	836,669	1,027,169
Impairment of long-lived assets	**13,700**	25,699	10,644	**-**	-	-	**13,700**	25,699	10,644
Impairment of Goodwill	**-**	29,890	320,000	**-**	-	-	**-**	29,890	320,000
Operating loss	**(61,013)**	(70,793)	(324,835)	**(939)**	(20,489)	(13,649)	**(61,952)**	(91,282)	(338,484)
(Loss) gain on the sale of discontinued operations	**(59,287)**	(45,531)	-	**5,975**	-	-	**(53,312)**	(45,531)	-
Equity earnings (loss)	**-**	(244)	-	**14,867**	32,739	49,071	**14,867**	32,495	49,071
Other, net	**(216)**	(3,344)	(7,141)	**(26,529)**	(11,716)	(9,348)	**(26,745)**	(15,060)	(16,489)
Income tax (expense) recovery	**15,616**	3,741	427	**(17,136)**	(7,954)	(5,504)	**(1,520)**	(4,213)	(5,077)
(Loss) income from discontinued operations, net of income taxes	$ **(104,900)**	$ (116,171)	$ (331,549)	$ **(23,762)**	$ (7,420)	$ 20,570	$ **(128,662)**	$ (123,591)	$ (310,979)

Sale of MDS Pharma Services Early Stage (Early Stage)

On March 5, 2010, we completed the sale of Early Stage to Ricerca Biosciences, LLC (Ricerca) and Celerion, Inc. (Celerion) for total consideration of $45.0 millon including $12.9 million in cash after a $7.1 million reduction for preliminary net working capital closing adjustments, a $25.0 million note receivable (the Note) from Celerion, and 15% minority interest in Celerion. The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $120.2 million.

Final net working capital and other closing adjustments resulted in final cash proceeds of $10.7 million. The Ricerca deal resulted in a final cash proceed of $9.4 million. The Celerion deal resulted in a final cash proceed of $1.3 million, the Note at a fair value of $16.2 million and 15% minority interest in Celerion at a fair value of $1.5 million as of October 31, 2010. We recorded an after-tax loss on the sale of Early Stage of $72.1 million, of which losses of $59.3 million and $12.8 million were recorded in fiscal 2010 and fiscal 2009, respectively. The loss on the sale of Early Stage included employee severance and transaction costs of $20.9 million and the recognition of an unrealized foreign currency translation gain of $42.1 million.

As part of the sale of Early Stage, we signed Transition Services Agreements (TSAs) to provide certain post closing transition services to the buyers. The TSAs completed in November 2010. The Company recorded TSA revenue of $7.0 million in Other expenses, net for the year ended October 31, 2010.

Following the sale of Early Stage, we retained certain assets related to the operations of Early Stage, which are included in "Assets of discontinued operations" in the consolidated statements of financial position. We revised our estimates of recoverability of the retained assets and performed impairment analyses during fiscal 2010. Based on undiscounted cash flows and prices for similar assets, we recorded impairment charges on long-lived assets of $13.6 million (2009 - $8.9 million; 2008 - $10.6 million) for the year ended October 31, 2010 in "Loss from discontinued operations, net of income taxes" in the consolidated statements of operations.

Sale of MDS Analytical Technologies

On January 29, 2010, we completed the sale of MDS Analytical Technologies, which included the Company's 50% interest in two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex), for an initial purchase price of $641.3 million received in cash. The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $597.6 million. Final net working capital and other closing adjustments resulted in net cash proceeds of $623.5 million. We recorded an after-tax gain on the sale of MDS Analytical Technologies of $3.5 million in fiscal 2010.

As part of the sale, the Company's joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (MDS Inc. and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to us could be approximately $10 million. We have filed a Statement of Defence and intend to vigorously defend this action. No provision has been accrued related to this disagreement as of October 31, 2010. We expect that the process to settle this dispute to extend well into fiscal 2011. A hearing has been set for the arbitration of this matter in the second quarter of fiscal 2011.

As part of the sale of MDS Analytical Technologies, the Company signed a TSA to provide certain post closing transition services for a period of six months from the closing date, which expired on July 31, 2010. We recorded TSA revenue of $3.0 million in Other expenses, net for the year ended October 31, 2010.

Quarterly Financial Information

The following tables provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2010	July 31 2010	April 30 2010	January 31 2010
Revenues from continuing operations					
Medical Isotopes	$ 57,958	$ 27,907	$ 11,910	$ 10,261	$ 7,880
Targeted Therapies	65,552	19,851	16,026	14,923	14,752
Sterilization Technologies	116,842	38,083	24,371	31,546	22,842
	$ 240,352	$ 85,841	$ 52,307	$ 56,730	$ 45,474
Segment earnings (loss)					
Medical Isotopes	4,146	7,987	(161)	(1,287)	(2,393)
Targeted Therapies	6,582	1,980	1,902	541	2,159
Sterilization Technologies	46,861	17,706	7,749	13,399	8,007
Corporate and Other	(66,109)	(9,538)	(6,969)	(37,314)	(12,288)
	$ (8,520)	$ 18,135	$ 2,521	$ (24,661)	$ (4,515)
(Loss) income from continuing operations	$ (103,348)	$ 9,280	$ (17,953)	$ (51,356)	$ (43,319)
(Loss) income from discontinued operations, net of income taxes	(128,662)	6,392	2,889	(38,386)	(99,557)
Net (loss) income	$ (232,010)	$ 15,672	$ (15,064)	$ (89,742)	$ (142,876)
Basic and diluted (loss) earnings per share					
- from continuing operations	$ (1.16)	$ 0.14	$ (0.27)	$ (0.51)	$ (0.36)
- from discontinued operations	(1.44)	0.10	0.04	(0.37)	(0.83)
Basic and diluted (loss) earnings per share	$ (2.60)	$ 0.24	$ (0.23)	$ (0.88)	$ (1.19)

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	October 31 2009	July 31 2009	April 30 2009	January 31 2009
Revenues from continuing operations					
Medical Isotopes	$ 94,412	$ 7,835	$ 18,790	$ 30,933	$ 36,854
Targeted Therapies	42,261	14,660	10,283	8,927	8,391
Sterilization Technologies	94,590	28,916	19,926	25,126	20,622
	$ 231,263	$ 51,411	$ 48,999	$ 64,986	$ 65,867
Segment earnings (loss)					
Medical Isotopes	31,812	(2,055)	4,019	12,530	17,318
Targeted Therapies	261	2,229	31	(1,402)	(597)
Sterilization Technologies	35,085	13,203	5,596	9,910	6,376
Corporate and Other	(40,876)	(7,809)	(13,445)	(9,239)	(10,383)
	$ 26,282	$ 5,568	$ (3,799)	$ 11,799	$ 12,714
(Loss) income from continuing operations	$ (11,650)	$ (18,228)	$ 9,419	$ (6,200)	$ 3,359
Loss from discontinued operations, net of income taxes	(123,591)	(40,430)	(70,707)	(11,371)	(1,083)
Net (loss) income	$ (135,241)	$ (58,658)	$ (61,288)	$ (17,571)	$ 2,276
Basic and diluted (loss) earnings per share					
- from continuing operations	$ (0.10)	$ (0.15)	$ 0.08	$ (0.06)	$ 0.03
- from discontinued operations	(1.02)	(0.33)	(0.59)	(0.09)	(0.01)
Basic and diluted (loss) earnings per share	$ (1.12)	$ (0.48)	$ (0.51)	$ (0.15)	$ 0.02

Items that impact the comparability of the operating income (loss) from continuing operations include:

- Results for the quarter ended October 31, 2010 reflect an after-tax $2 million for restructuring charges.
- Results for the quarter ended July 31, 2010 reflect a $7 million impairment of long-lived assets and an after-tax $6 million for restructuring charges.
- Results for the quarter ended April 30, 2010 reflect an after-tax $14 million for restructuring charges and $1 million for an impairment of long-lived assets.
- Results for the quarter ended January 31, 2010 reflect an after-tax $23 million for restructuring charges.

- Results for the quarter ended October 31, 2009 reflect an after-tax $8 million for restructuring charges.
- Results for the quarter ended April 30, 2009 reflect a $12 million write-down of certain tax assets.
- Earnings per share amounts were impacted by number of Common shares repurchased and cancelled under the substantial issuer bid during the second quarter ended April 30, 2010.

Fourth quarter fiscal 2010 compared to the fourth quarter fiscal 2009

		Three months ended October 31			
(thousands of U.S. dollars)		**2010**	**% of revenues**	2009	% of revenues
Revenues from continuing operations	$	**85,841**	**100%**	$ 51,411	100%
Costs and expenses					
Direct cost of revenues		**40,064**	**47%**	27,681	54%
Selling, general and administration		**29,264**	**34%**	20,822	40%
Depreciation and amortization		**6,312**	**7%**	6,519	13%
Restructuring charges, net		**2,487**	**3%**	8,467	16%
Change in fair value of embedded derivatives		**(11,716)**	**(14%)**	1,301	3%
Other expenses, net		**4,036**	**5%**	(1,394)	(3%)
Operating income (loss) from continuing operations	$	**15,394**	**18%**	$ (11,985)	(23%)
Interest expense		**(1,523)**	**(2%)**	(714)	(1%)
Interest income		**2,657**	**3%**	1,655	3%
Equity earnings (loss)		**6**	**-**	(76)	-
Income tax expense		**(7,254)**	**(8%)**	(7,108)	(14%)
Income (loss) from discontinued operations, net of income taxes		**6,392**	**7%**	(40,430)	(79%)
Net income (loss)	$	**15,672**	**18%**	$ (58,658)	(114%)

Revenues from continuing operations
Revenues from continuing operations of $85.8 million in the fourth quarter of fiscal 2010 increased by $34.4 million or 67% compared with the same period of fiscal 2009, primarily due to increased revenues from Medical Isotopes as a result of the NRU reactor resuming operations in August 2010, higher Targeted Therapies revenues primarily due to increases in TheraSphere® and CardioGen-82™ products and from Sterilization Technologies as a result of increased shipments of Co-60 and the sale a production irradiator.

Selling, general and administration (SG&A)
SG&A expenses of $29.3 million in the fourth quarter of fiscal 2010 were $8.4 million higher compared with same period of fiscal 2009, primarily due to higher costs associated with MAPLE arbitration, transition activities, higher annual incentive payouts, mark-to-market valuation of deferred share units, unfavorable operational foreign exchange impact and the decommissioning of one of our production facilities in Fleurus, Belgium. The increase was partially offset by the impact of workforce reductions resulting from the wind down of the Toronto, Canada headquarters and lower stock option compensation costs.

Other expenses (income), net
Other expenses, net of $4.0 million in the fourth quarter of fiscal 2010 increased by $5.4 million compared with same period of fiscal 2009 driven by increased research and development spending on TheraSphere® clinical programs and foreign exchange loss on revaluation of net monetary assets and liabilities compared to a revaluation gain in the fourth quarter of fiscal 2009. These increases were partially offset by higher TSA revenues related to the divested businesses. The income earned from the TSAs was largely offset by related costs, which were reported in SG&A.

Change in fair value of embedded derivatives
We recorded a gain of $11.7 million for the change in fair value of embedded derivatives in the fourth quarter of fiscal 2010 compared with a loss of $1.3 million in the same period of fiscal 2009, primarily driven by fluctuations in the U.S. to Canadian dollar exchange rate and larger purchase obligations due to our new supply agreement with Isotope entered in the fourth quarter of fiscal 2010 for a supplemental supply of Mo-99 until 2020.

Segment earnings (loss)

Medical Isotopes
Segment earnings of $8.0 million in the fourth quarter of fiscal 2010 increased by $10.0 million compared with the same period of fiscal 2009 driven by higher Mo-99 volume due to the restart of NRU reactor partially offset by unfavorable operational foreign exchange impact, higher annual incentive compensation, and an agency commission payment associated with the Mo-99 contract with Isotope.

Targeted Therapies
Segment earnings of $2.0 million in the fourth quarter of fiscal 2010 decreased by $0.3 million compared with the same period of fiscal 2009 due to higher R&D spending, decommissioning costs of a production facility at our Fleurus, Belgium site, higher annual incentive payouts and unfavorable foreign exchange impact on the Canadian dollar spending partially offset by higher TheraSphere® and CardioGen-82™ volume.

Sterilization Technologies
Segment earning of $17.7 million in the fourth quarter of fiscal 2010 increased by $4.5 million compared with same period of fiscal 2009 due to higher Co-60 and production irradiator volume partially offset by inventory write-off relating to our Fleurus, Belgium operations, higher facilities spending and higher annual incentive compensation payouts.

Income (loss) from continuing operations
Income from continuing operations of $9.3 million in the fourth quarter of fiscal 2010 improved by $27.5 million compared with the same quarter in fiscal 2009. The increase was primarily due to improved segment earnings from Medical Isotopes and Sterilization Technologies. Additionally, we incurred lower restructuring costs and a favorable change in the fair value of embedded derivatives partially offset by foreign exchange revaluation loss in the fourth quarter of 2010 compared with the revaluation gain in the same quarter in 2009.

Cash flow
The primary cash inflows in the fourth quarter of fiscal 2010, excluding those associated with our product revenues included:
- $10.4 million from the sale of ABCP investment;
- $5.0 million of cash proceeds, previously held in escrow, related to the sale of MDS Pharma Services Phase II-IV;
- $3.2 million of payments from AECL related to a note receivable; and,
- $2.0 million in income associated with transition service provided to the buyers of the businesses we sold.

With these cash inflows, and our cash on hand, we used cash in the following activities:
- $17.0 million related to restructuring and deal costs, including severance, change of control payments, and banker and advisory fees;
- $10.1 million in income and sales tax payments resulting from prior year audits;
- $3.8 million payment in pension plan contributions; and,
- $1.3 million in capital expenditures.

The remaining net cash inflow of $13.6 million is from our operations, primarily due to restart of NRU reactor in August 2010 partially offset by corporate SG&A costs and other operating working capital changes.

Liquidity and capital resources

Cash flows

Cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

(thousands of U.S. dollars)

Years ended October 31	2010	2009	2008
Cash (used in) provided by continuing operating activities	$ **(69,499)**	$ 96,125	$ (109,687)
Cash (used in) provided by continuing investing activities	**(13,234)**	(14,319)	114,083
Cash used in continuing financing activities	**(669,936)**	(6,237)	(115,523)
Cash (used in) provided by discontinued operations	**568,138**	86,532	24,943
Effect of foreign exchange rate changes on cash and cash equivalents	**9,130**	19,050	(18,302)
Net (decrease) increase in cash and cash equivalents during the period	$ **(175,401)**	$ 181,151	$ (104,486)

Our cash flow in 2010 was impacted by a number of significant transactions related to our strategic repositioning. The primary cash inflows, excluding those associated with our product revenues included:

- $654.2 million in net proceeds from the sale of Analytical Technologies and Early Stage;
- $12.8 million of payments from AECL related to a note receivable;
- $14.0 million in income associated with transition service provided to the buyers of the businesses we sold;
- $10.4 million from the sale of ABCP; and,
- $3.0 million in dividends from Lumira, which we hold as an equity investment.

With these cash inflows, and our cash on hand, we used cash in the following activities:

- $450.0 million to buy back our Common shares through a substantial issuer bid;
- $246.1 million in payments to the holders of our senior unsecured notes for the full repayment of principal, interest and associated make-whole payment;
- $103.6 million related to restructuring and deal costs, including severance, change of control payments, and banker and advisory fees;
- $16.1 million increase in restricted cash primarily related to cash used as security against letters of credit;
- $12.5 million in income and sale tax payments resulting from prior year audits;
- $7.6 million in capital expenditures; and,
- $6.5 million in pension plan contributions.

The remaining net cash outflow of $27.4 million of continuing and discontinued operations, primarily related to corporate SG&A costs and Early Stage losses and capital expenditures prior to the sale of the business and changes in operating working capital.

In 2009 cash inflow of $181.2 million included collection of a $59.7 million note related to the sale of our Diagnostics business in 2007; $40.5 million in proceed from the sale of Pharma Services Phase II-IV and Central Labs business; and $11.1 million of payments related to the AECL note receivable. These were partially offset by $11.7 million of principal and interest payment on our senior unsecured notes and $36.4 million in capital expenditures. The remaining $118.0 million cash inflow primarily related to the operating activities of continuing and discontinued operations.

The cash outflow of $104.5 million in 2008 included $89.1 million in principal and interest on our senior unsecured notes; $88.0 million of cash taxes, $56.0 million of which related to the sale of the Diagnostics business; $43.6 million to buyback our Common shares, $13.6 millon for an acquisition in MDS Analytical Technologies business and $51.8 million in capital expenditures. These were partially offset by $108.4 million from the sale of investments, $7.3 million in proceed received from issuance of shares under the employee stock option program and $15.4 million in net proceeds from the sale of certain of Nordion's product lines. The remaining $50.5 million cash inflow primarily related to the operating activities of continuing and discontinued operations.

Continuing investing activities

Cash used in investing activities for fiscal 2010 was $13.2 million compared with $14.3 million of cash used in fiscal 2009. The decrease in cash used of $1.1 million was primarily due to $10.6 million of cash received from the sale of our long-term investments and $2.3 million of lower capital expenditures partially offset by a net increase of $11.8 million in restricted cash for insurance liabilities and cash collateral for outstanding letters of credit.

Cash used in investing activities in fiscal 2009 was $14.3 million compared to cash provided by investing activities of $114.1 million provided in fiscal 2008. In fiscal 2009, we incurred capital expenditures of $10.0 million and had an increase in the restricted cash of $10.0 million resulting from to the sale of MDS Pharma Services Phase II-IV, which was partially offset by a decrease of $5.7 million for restricted cash relating to the insurance liabilities. In fiscal 2008, we received $100.5 million on the maturity of the short-term investments, $15.4 million from the sale of external beam therapy and self-contained irradiator product lines, and $7.1 million from the sale of long-term investments, partially offset by $12.4 million used to purchase property, plant and equipment. In fiscal 2008, we used the proceeds from the maturity of short-term investments to repay the long-term debt.

Continuing financing activities

For fiscal 2010, cash used in financing activities was $669.9 million compared with $6.2 million cash used financing activities in the same period of fiscal 2009. In fiscal 2010, we repaid $221.5 million of the outstanding senior unsecured notes and capital lease obligations compared to debt repayments of $6.2 million in fiscal 2009. We also completed the substantial issuer bid for a total cost of $450.0 million and drew bank indebtedness of $1.2 million in fiscal 2010.

Cash used in financing activities in fiscal 2009 of $6.2 million was significantly lower than the $115.5 million of cash used in financing activities in fiscal 2008. In fiscal 2009, we made debt repayments of $6.2 million compared to $79.2 million in fiscal 2008. In fiscal 2008, we also repurchased $43.6 million of shares under the normal course issuer bid, retiring 2.9 million of the Common shares and received proceeds of $7.3 million as part of the employee stock option program.

Liquidity

(thousands of U.S. dollars)		**October 31 2010**		October 31 2009	Change
Cash and cash equivalents	$	**122,802**	$	298,203	(59%)
Current ratio[(1)]		**2.1**		2.9	(28%)

(1) Excludes current assets and current liabilities related to discontinued operations.

Cash and cash equivalents of $122.8 million as of October 31, 2010 was $175.4 million lower compared with $298.2 million as of October 31, 2009. As discussed in the Cash flows section above, in the first half of fiscal 2010 we used $246.1 million to fully repay both the matured and outstanding balance of the senior unsecured notes, which included the principal balance of $221.3 million, accrued and unpaid interest of $1.5 million and a make-whole payment of $23.3 million. We also used $450.0 million for share buyback under the substantial issuer bid. In addition, approximately $103.6 million was paid for transaction costs related to divestitures and restructuring costs associated with the strategic repositioning. The cash outflow was largely offset by $641.3 million net cash proceeds received from the sale of MDS Analytical Technologies, $12.9 million in cash proceeds received from the sale of Early Stage, and $10.4 million in cash proceeds from the sale of asset backed commercial paper.

The current ratio as of October 31, 2010, was 2.1 compared with 2.9 as of October 31, 2009, mainly due to the decrease in cash and cash equivalents as discussed above.

On January 29, 2010, Nordion cancelled its C$500.0 million (US$490.1 million) revolving credit facility. There were no amounts drawn or outstanding as of this date.

We have credit facilities in place, expressly for letters of credit and letters of guarantee. Under the terms of the facilities, cash for the full amount of the outstanding letters of credit and letters of guarantee must held in account as security, which represents restricted cash and is not available for operations. As of October 31, 2010, restricted cash of $32.4 million (October 31, 2009 - $16.3 million) included $17.4 million of cash collateral for outstanding letters of credit, $5.0 million of cash proceeds related to the sale of MDS Pharma Services Phase II-IV and $10.0 million of funds for insurance liabilities.

Pension

During fiscal 2010, an actuarial valuation was updated for the Company's defined benefit plan as of January 1, 2010 for funding purposes. Based on this actuarial valuation, we expected to have annual funding requirements of approximately $4 million to $5 million in each of the next five years, with aggregate estimated contributions of approximately $23 million. We are required to complete an updated actuarial valuation as of January 1, 2011 and although asset values have increased, due primarily to a decline in real interest rates, we currently expect funding requirements of approximately $8 million in each of the next five years to fund the solvency deficit. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. We made a $3.8 million payment to the pension plan in the fourth quarter of fiscal 2010, which represents the deficit funding for the period from January 1, 2010. In the future we may be able to issue a letter of credit instead of making a cash payment, however, we are currently required to cash collateralize our letters of credit.

In addition, we retained a defined benefit pension plan associated with Early Stage. The current estimated under funded status based on an actuarial valuation completed in the second quarter of fiscal 2010 is approximately $3 million.

Decommissioning

During fiscal 2010, we reassessed and revised the asset retirement obligation relating to future site remediation costs of our facility in Kanata, Ontario. Based on our revised assessment, we currently expect approximately $16 million increase in the letter of credit required in support of future site remediation costs for our Kanata facility.

Taxes

In fiscal 2010, we received an assessment from the Quebec government in connection with an audit of tax credits associated with our former MDS Pharma Services business that resulted in us paying $10.1 million in taxes and accrued interest during the fourth quarter. Approximately one third of this amount will be repaid to us as a result of a favorable resolution of a federal R&D claim.

Future liquidity requirements

We believe that cash on hand, cash flows generated from operations, coupled with new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures, pension funding, retained obligations from the sold businesses, litigation costs including the MAPLE arbitration, contingent liabilities including FDA settlements, and restructuring costs. The FDA liability and restructuring reserves are $8.6 million and $11.5 million, respectively, as of October 31, 2010. At this time, we do not anticipate any issues in collecting amounts owed to Nordion with respect to the notes receivable from AECL.

Contractual obligations

The following table summarizes the contractual obligations for the continuing operations as of October 31, 2010 and the effect such obligations are expected to have on the liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

(thousands of U.S. dollars)	2011	2012	2013	2014	2015	Thereafter
Long-term debt	$ 4,050	$ 4,034	$ 3,921	$ 3,921	$ 28,224	$ -
Interest on long-term debt	3,122	3,034	2,973	2,900	1,179	-
Operating leases	4,804	3,723	3,066	2,036	1,878	7,125
Purchase obligations	45,895	47,507	82,597	111,771	102,965	574,979
	$ 57,871	$ 58,298	$ 92,557	$ 120,628	$ 134,246	$ 582,104

Long-term debt consisted of a $43.9 million, non-interest bearing, government loan; and other commitments totaling $0.3 million which represent capital lease obligations.

The amounts for operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support global operations.

We have long-term supply arrangements totaling approximately over $900 million primarily related to the supply of Mo-99 and Co-60 from certain domestic and international suppliers of isotopes and IT infrastructure service providers. These agreements including certain take-or-pay contracts provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. Amount of purchase obligations are based on management's best estimate in respect of these agreements. The terms of these long-term supply or service arrangements range from 1 to 14 years.

We have entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

Indemnities and guarantees

In connection with the Company's various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, the Company maintains errors and omissions insurance and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past; however, the Company has had early discussions with buyers related to certain indemnities provided.

Capitalization

As previously discussed in this MD&A, in December 2009 we repaid $22.7 million of the senior unsecured notes that matured. On February 3, 2010 with the completion of the sale of MDS Analytical Technologies, we fully repaid the outstanding senior unsecured notes at a cost of $223.4 million, which included the principal amount of $198.6 million, accrued and unpaid interest of $1.5 million and a make-whole amount of $23.3 million. In addition, $4.0 million of debt was forgiven in accordance with an agreement with the lender upon the completion of the sale of MDS Analytical Technologies. Our remaining long-term debt of $44.2 million as of October 31, 2010, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which has been fully secured by a long-term financial instrument that is included in "Other long-term assets" in the consolidated statements of financial position.

Shareholders' equity as of October 31, 2010, was $337.6 million compared with $993.9 million as of October 31, 2009. During fiscal 2010, we repurchased 52,941,176 Common shares for cancellation for an aggregate purchase price of $450.0 million.

Off-balance sheet arrangements

Nordion does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments

As of October 31, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

The U.S. dollar denominated senior unsecured notes had been designated as a hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain of the foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services included in the discontinued operations. As the net investment hedge had been deemed to be effective, the U.S. dollar denominated senior unsecured notes were measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income. We did not record any ineffectiveness relating to this net investment hedge in the consolidated statements of operations for fiscal 2010 and 2009.

During the second quarter of fiscal 2010, the sale of Early Stage resulted in a liquidation of the Company's net investment in its self-sustaining U.S. operations of Early Stage and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $106.8 million, which was offset by a release of $106.8 million unrealized foreign exchange gain relating to the net investment hedge, both recorded in AOCI as part of shareholders' equity. During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a liquidation of the Company's net investment in its self-sustaining U.S. operations of MDS Analytical technologies and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $39.9 million, which was offset by a release of $39.9 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders' equity.

As of October 31, 2010, we identified certain embedded derivative assets with a fair value of $10.5 million (October 31, 2009 - $nil) and embedded derivative liabilities with a fair value of $2.0 million (October 31, 2009 - $4.2 million), which have a total notional amount of over $700 million (October 31, 2009 - $80 million). During fiscal 2010, we recorded a $13.1 million gain for the change in the fair value of the embedded derivatives compared with a $7.9 million gain in fiscal 2009.

Litigation

MAPLE

Nordion is involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada. AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, Nordion served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. In the lawsuit, Nordion is claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Nordion's current emphasis is on arbitration proceedings. Hearings for the arbitration are expected to continue into the second half of fiscal 2011 and we expect a decision from the panel thereafter. Under the arbitration provisions the parties have limited appeal rights as to matters of law. In addition to the legal proceedings initiated by Nordion against AECL and the Government of Canada, we are currently exploring supply alternatives to mitigate lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Bioequivalence studies

During fiscal 2009, Nordion was served with a Complaint related to repeat study costs and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company's former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, Nordion was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $29 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company's former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

Strategy and outlook

Nordion's business strategy is to maximize the value of our core business, to drive commercial excellence through optimizing, leveraging and building on our product lines and capabilities, and to cultivate sustainable growth through disciplined investment.

Business outlook

Optimization of business

Aligned with Nordion's strategy to optimize product lines, in November 2010, we signed a non-binding letter of agreement with Best Medical for the divestiture of MDS Nordion S.A. in Fleurus, Belgium, which currently supports four lines of business including Agiris (non-destructive testing equipment and sources); Glucotrace (FDG imaging agent); TheraSphere® (targeted liver cancer radiotherapeutic); and Radiochemical business (generic cyclotron and reactor isotopes). The proposed divestiture transaction is expected to include three lines of business, excluding the TheraSphere® business, which will be retained by Nordion. The proceeds received for the divested operations are expected to be nominal and we may be required to leave sufficient working capital in the business to support its operations through an initial transition period.

In July 2010, the performance of the Glucotrace and Radiochemical businesses at its Fleurus, Belgium facility resulted in Nordion announcing its intention to restructure operations at that facility. To that end, the Company initiated a Loi Renault process, which involves an information and consultation process with the Belgian Works Council to determine the best way to move forward with the identified businesses. With the signing of this recent agreement with Best Medical, the aforementioned Loi Renault process is currently paused until the negotiations with the potential acquirer have concluded.

Medical Isotopes

As mentioned earlier in the "*Recent Business and Corporate Developments*" section of this MD&A, the NRU reactor at the AECL Chalk River Laboratories returned to operation on August 17, 2010. In August 2010, the Company received, processed and shipped the first supply of medical isotopes from AECL to its customers.

Although the NRU reactor has returned to service and Nordion has signed a supply agreement with Isotope, as described in the "Recent business and corporate developments" section of this MD&A, we do not expect the volume of medical isotopes we sell to fully return to previous levels. Various factors have influenced the demand we are seeing for medical isotopes, as described in the section "Uncertainty in the medical isotope market" of this MD&A. The pricing for medical isotopes has increased from the levels prior to the NRU reactor shutdown in May 2009, although there are continued competitive pressures due to higher levels of available supply. We continue to work with our existing customers and potential new customers to secure additional sales of medical isotopes and increase our global market share of Mo-99, including the recently signed amendment to our contract with our largest customer Lantheus, extending the length of the contract until December 31, 2013. Based on contractual commitments, current demand and pricing dynamics, we currently expect revenues and segment earnings in the first and second quarter of fiscal 2011 to be similar to our results for medical isotopes in the fourth quarter of fiscal 2010.

Based on discussions with AECL, AECL currently expects the NRU reactor to shutdown for approximately one month during our third quarter of fiscal 2011 to complete the first scheduled annual inspection since its return to service. While supply of Mo-99 is planned from Isotope during this NRU reactor outage, it will not be in sufficient quantity to replace the quantity that would have been available from AECL and therefore we expect revenue and segment earnings to decline during the third quarter of 2011. The extent of the decline is expected to reflect the duration of the actual time that the NRU reactor is out of service. Furthermore, at the current pricing levels that we sell Mo-99, the cost of Mo-99 from Isotope is higher than the cost from AECL and therefore as supply from Isotope comes on line and increases, our segment earnings are expected to decrease.

Securing reliable long-term supply of medical isotopes remains a priority for Nordion. The Company continues to pursue the arbitration proceeding to compel AECL to complete the MAPLE reactors as discussed in the *"Litigation"* section of this MD&A.

Targeted Therapies

TheraSphere® revenue grew by 40% in fiscal 2010 compared with fiscal 2009, due to continued increased adoption in North America and Europe as a result of the product's efficacy, and reimbursement and insurance coverage. We also continued to invest in expansion into new markets. In fiscal 2011, we expect to continue to invest to increase acceptance in existing markets, as well as enter into new markets globally. In addition, we are currently assessing future clinical trials for TheraSphere®, including trials that would provide the data to support the submission to the U.S. Food and Drug Administration (FDA) for the product to be sold in the U.S. with full approval. TheraSphere® is currently authorized by the FDA for use under a humanitarian device exemption as a radiation treatment for primary liver cancer or hepatocellular carcinoma. A trial to obtain full FDA approval for TheraSphere® would be significantly larger than any of the clinical trial activity that we have completed to date and would result in a significant increase in our level of R&D investment.

In fiscal 2011, we expect to see further growth globally for both CardioGen-82™ and TheraSphere® however the rate of revenue growth is not expected to be as high compared with fiscal 2010. We started manufacturing CardioGen-82™ in mid-2009 with fiscal 2010 growth reflecting the start up of this product. Therefore, the growth rate for this product is expected to be significantly lower in fiscal 2011. In addition, based on the limited global supply of Sr-82, the isotope that is required to manufacture CardioGen-82™, there may be periods in the middle of fiscal 2011 where we may not be able to fully meet the demand for this product. We currently expect that TheraSphere® may not grow at the same rate in fiscal 2011 compared to fiscal 2010 as a result of potential clinical trial activities described above and lower growth rates in the second half of fiscal 2010 compared to the first half of fiscal 2010.

Sterilization Technologies
In fiscal 2011, while we will have a higher level of supply of Co-60 available, we currently expect the shipments of Co-60 to be relatively flat compared with fiscal 2010. In addition, we expect a positive impact on revenues from the pricing of Co-60. We anticipate the amount of Co-60 shipped in each quarter to continue to fluctuate based on the timing of receipt from suppliers and timing of demand from customers. Cobalt shipments in the first quarter of fiscal 2011 are expected to be at lower levels compared with the fourth quarter of fiscal 2010.

In the second quarter of fiscal 2011, we expect to ship a production irradiator to Europe for the sterilization of medical devices. This would result in the shipment of three commercial scale production irradiators in a twelve-month period commencing Q3 2010, which is at a higher level than in past two years.

Financial outlook

Corporate SG&A
In the first quarter of fiscal 2011, we completed our final activities associated with the transition service agreements that were in place with the buyers of the businesses we sold in fiscal 2010, and have completed the transition of our Corporate headquarters to Ottawa. As a result, we are able to move to contractual arrangements that are better aligned with the Nordion business, in particular with our information technologies service providers, and complete the reduction of employees and contract employees. We continue to expect our Corporate SG&A, as reported in Corporate and Other, to be approximately $3 million per quarter starting in the second quarter of fiscal 2011.

Deferred tax assets and liabilities
At the end of the quarter, we reported $86.8 million of net deferred tax assets comprised of operating losses, R&D tax credits and other tax carryovers arising from our Canadian operations. These tax assets are available to reduce cash income taxes in the future. The recognition of these assets is based on our earnings outlook and our view that we can utilize these tax assets in the foreseeable future. If those future profitability expectations significantly decline, we will be required to write-off some portion, if not all, of these deferred tax assets.

Cash outlook
We ended fiscal 2010 with $122.8 million in cash and cash equivalents, $32.4 million of restricted cash, a note receivable from AECL with a carrying value of $24.0 million and essentially no debt. Our outstanding debt of $44.2 million primarily consists of a $43.9 million loan from the Government of Canada, which is fully defeased by a funded financial instrument issued by a major Canadian bank. In fiscal 2011, we expect to generate positive cash flow from operations primarily as a result of increased profitability. We do not expect to pay significant cash taxes or interest expense in fiscal 2011 and our capital expenditure levels are currently expected to be below $10 million, which is approximately our average spend over the past three years.

In relation to activities associated with our strategic repositioning, net cash payments associated with post-close adjustments and other payments to and from the buyers of the businesses we sold are expected to be approximately $12 million. In addition, $5 million of our restricted cash relates to an escrow amount associated with the Phase II-IV business we sold, which we expect to released in fiscal 2011. We currently expect to make payments in aggregate of approximately $18 million related to severance, contract termination and rent for facilities we have exited that are recorded in both continuing and discontinued operations. In addition, the three lines of business in our Belgium operations that we intend to sell, in aggregate do not currently generate positive cash flow and as a result we expect to fund these operations while we retain ownership and may be required to leave sufficient working capital in the business to support its operations through an initial transition period.

Based on preliminary estimates for our defined benefit pension plan and future decommissioning of our Ottawa facilities we may be required to issue letters of credit or make funding payments related to these obligations. As previously discussed, we may have approximately an $8 million funding requirement for our pension plan that may be funded in cash or by issuing a letter of credit, pending the finalization of regulations in relation to this option. We are also required to submit a plan for the future decommissioning of our Ottawa facilities to the Canadian nuclear regulator in Canada. A letter of credit is generally required for the estimated future decommissioning costs. Our estimate of the future costs has increased by approximately $16 million to approximately $31 million from our previous submission that was made five years ago. Based on our current credit facilities for letters of credit, we are required to provide cash as collateral in the full amount of the letters of credit issued.

In fiscal 2011, we expect to assess establishing a credit facility that would not require us to provide cash as security for letters of credit and to potentially provide us with an additional source of liquidity. The amount of credit available to us and the terms and conditions under which it would be provided, if at all, will have to be assessed at the time of finalizing a credit facility. If we are able to arrange a credit facility with a sufficient level of available credit that does not require cash for security, we may be able to have available for operations the $17.4 million that is currently recorded in restricted cash related to the security for letters of credit. In addition, we may issue letters of credit for the estimated $8 million of our future pension funding requirement and $16 million potential increase in the letter of credit for decommissioning costs.

Returns to shareholders
Nordion recognizes the importance of providing returns to shareholders. In January 2011, the Company announced the introduction of a dividend and a re-initiation of a normal course issuer bid (NCIB).

We have set our initial quarterly dividend rate at $0.10 per share. The dividend rate reflects what we believe is a reasonable balance between providing shareholders with what we expect will be a sustainable return of capital, while leaving the business with financial flexibility. When arriving at the dividend level, the Company also took into account potential investments, including the previously discussed clinical trials to support TheraSphere® growth, as well as the uncertainty in levels of cash flow that the medical isotope business will generate over the medium- to long-term.

In setting a dividend and when looking at our capital structure more broadly, we consider, among other things, requirements for operations, including working capital fluctuations, our ability to access capital, our risk profile, and the flexibility provided by cash and liquidity sources. In addition, with the uncertainty in the Medical Isotopes business, in particular Nordion's current reliance on the NRU reactor, and the liabilities that could arise from the business that have been sold, we intend to maintain a certain level of liquidity and access to capital. Given these factors, when we considered our current cash balance, other investments and debt level, we believed we have sufficient cash to fund the repurchase of shares through an NCIB.

Nordion has been authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 common shares of its 67,238,653 common shares outstanding as of January 12, 2011. The authorized number of shares for repurchase represents approximately 8% of its outstanding common shares. Annual purchases to a maximum of US$65 million under the NCIB may begin on January 26, 2011 and will end no later than January 25, 2012. Subject to any block purchases made in accordance with the TSX, daily purchases will be limited to 21,209 common shares, which represents 25% of the average daily trading volume on the TSX for the most recent six calendar months. Subject to required regulatory approvals, purchases will be made on the open market through the facilities of the TSX and the New York Stock Exchange (NYSE) in accordance with their respective rules. The price to be paid will be the market price at the time of acquisition. While we intend to repurchase the majority, if not all, of the allowed eight percent of our outstanding shares, we expect to continue to monitor and assess our cash requirements, liquidity and access to capital in determining the final amount we repurchase and/or whether to continue to implement NCIBs in future years.

Accounting and control matters

Recent accounting pronouncements

United States

On April 29, 2010, the FASB issued ASU No. 2010-17, "*Revenue Recognition (Topic 605), Milestone Method of Revenue Recognition*" (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all necessary criteria to be considered substantive. Entities are not precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010 and for interim period within those fiscal years. The Company plans to adopt ASU 2010-17 on November 1, 2010 and it is not expected to have a significant impact on the Company's consolidated financial statements.

On April 16, 2010, the FASB issued ASU No. 2010-13, "*Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades*" (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15,

2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements"* (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, *"Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities"* (formerly, SFAS No. 167, *"Amendments to FASB Interpretation No. 46(R)"*) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 is effective as of the beginning of each entity's first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company plans to adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, *"Revenue Recognition (Topic 605), Multiple - Deliverable Revenue Arrangements, a consensus of EITF 08-01, Revenue Arrangements with Multiple Deliverables"* (ASU 2009-13), which modifies the fair value requirements of ASC subtopic 605-25, *"Revenue Recognition - Multiple Element Arrangements"* by providing principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. An estimated selling price method is introduced for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This guidance is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with earlier application permitted. The Company plans to adopt ASU 2009-13 on November 1, 2010 and it is not expected to have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Critical accounting policies and estimates

Our discussion and analysis of the financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP applied on a consistent basis. Beginning with its fiscal 2007 year-end, we adopted the U.S. dollar as the Company's reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company's assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Allowance for doubtful accounts

We maintain allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. We record a specific reserve for individual accounts when we become aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, we would further adjust estimates of the recoverability of receivables.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. We reduce the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment.

Asset retirement obligations

We record asset retirement obligation costs associated with the retirement of tangible long-lived assets. We review legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Impairment of long-lived assets

We evaluate the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that we consider important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments

We account for long-term investments where the Company has the ability to exercise significant influence using the equity method of accounting. In situations where we do not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. We periodically review these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, we write down the value of the investment to its fair value.

Revenue recognition

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

We recognize revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon its relative fair value. If a fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until acceptance, we defer that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed. Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

Stock-based compensation

The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Stock-based compensation expenses relating to certain employees of MDS Analytical Technologies and MDS Pharma Services are included in the results of discontinued operations.

Pension, post-retirement and other post-employment benefit plans

We offer a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation, and other factors.

We recognize the funded status of our defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company's fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Income taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

We determine whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent, a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Company's global operations. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when it is determined that the liabilities are no longer necessary. Substantially all of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year. All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year.

Foreign currency translation

Although we report our financial results in U.S. dollars, the functional currency of the Company's Canadian operations is Canadian dollars. The functional currencies of the Company's foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company's net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in Other expenses (income), net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in Other comprehensive income (OCI).

Upon reduction of the Company's investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in Accumulated other comprehensive income (AOCI) are recognized in income.

Derivative financial instruments

In the normal course of business, we use derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. We limit our credit risk by dealing with counterparties that are considered to be of high credit quality. We do not enter into derivative transactions for trading or speculative purposes. We record derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. We determine the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. We classify cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company's risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of its hedges on a quarterly basis.

Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. We use short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. We have also identified embedded derivatives in certain supply contracts.

Management's Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. In addition, changes in business conditions or changes in the nature of the Company's operations may render existing controls inadequate or affect the degree of compliance with policies and procedures. Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of Nordion, including the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Based on that evaluation, management of Nordion, including the CEO and CFO, have concluded that, as a result of the material weakness described below in Management's annual report on internal control over financial reporting, disclosure controls and procedures were not effective as of October 31, 2010.

Internal control over financial reporting

Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation and because of the material weakness described below, management has concluded that internal control over financial reporting was not effective as of October 31, 2010. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2010, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes related to historical transactions. Specifically, management did not complete a process of evaluating the accounting and reporting of its income tax accounts based on the complex transactions of prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality. While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Notwithstanding the material weakness mentioned above, management has concluded that the consolidated financial statements included in this annual report present fairly, in all material respects, the Company's financial position as of October 31, 2010 and 2009, and its results of operations and cash flows for each of the three years ended October 31, 2010, in conformity with U.S. GAAP.

Ernst & Young LLP, a registered public accounting firm has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2010, has also issued a report on the Company's consolidated financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). A copy of their reports dated January 20, 2011 are included in the Consolidated Financial Statements.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting

Management previously concluded that, as of October 31, 2009, the strategic repositioning plan and its associated technical complexities and volume of work created a combination of deficiencies which in the aggregate were determined to be a material weakness in the Company's internal control over financial reporting. Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued operations, including incomes taxes, was not adequate. In addition, the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company's tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

Management implemented a number of measures during fiscal 2010 designed to remediate these identified control deficiencies including:

- hiring of several new staff members who hold professional accounting designations, and the retention of several key senior finance and tax employees, during the strategic repositioning of the Company and the move of corporate headquarters from Toronto, Canada to Ottawa, Canada. These measures helped mitigate the impact of the departure of a number of finance executives during this period;
- implementing specific transition plans to allow for knowledge transfer to other members of the Company's finance organization, and the retention of key documents;
- augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm, and;
- further strengthening of the design of internal controls over complex and non-routine transactions.

Collectively, management considers these actions to represent material changes in the Company's internal control over financial reporting. Further, except for the narrow material weakness described above, management considers the prior year material weakness to be remediated.

During the fourth quarter of fiscal 2010, management has continued to strengthen and improve controls related to the remaining material weakness. This includes the development of a plan to review the historical tax positions and exposures for all legal entities in a complete and effective manner and in light of a lower reporting materiality. The addition of new staff during 2010 has allowed us to make progress on this matter and we expect we will complete it in fiscal 2011.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "outlook", "believe", "plan", "anticipate", "estimate", "project", "expect", "intend", "indicate", "forecast", "objective", "optimistic", and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Report of Independent Registered Accounting Firm on Internal Controls

To the Shareholders and Board of Directors of Nordion Inc. (formerly MDS Inc.)

We have audited Nordion Inc.'s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nordion Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Nordion Inc. did not maintain effective internal control over financial reporting in the accounting for income taxes related to historical transactions and tax positions. Specifically, management did not complete a process of evaluating the accounting and reporting of its income tax accounts based on the complex transactions of prior years and in light of the reduced size of the Company.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nordion Inc. as of October 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2010. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2010 financial statements and this report does not affect our report dated January 20, 2011, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Nordion Inc. has not maintained effective internal control over financial reporting as of October 31, 2010, based on the COSO criteria.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Ottawa, Canada
January 20, 2011

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of Nordion Inc. (formerly MDS Inc.)

We have audited the consolidated statements of financial position of Nordion Inc. (the "Company") as of October 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2010. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2010 and 2009 and the result of its operations and its cash flows for each of the three years in the period ended October 31, 2010 in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 20, 2011 expressed an opinion that Nordion Inc. has not maintained effective internal control over financial reporting as of October 31, 2010.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Ottawa, Canada
January 20, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of October 31

(thousands of U.S. dollars, except share amounts)		**2010**		2009
ASSETS				
Current assets				
Cash and cash equivalents	$	**122,802**	$	298,203
Accounts receivable *(Note 4)*		**45,146**		44,965
Notes receivable *(Notes 9(b) and 9(c))*		**16,976**		16,008
Inventories *(Note 5)*		**29,071**		27,606
Income taxes recoverable *(Note 21)*		**10,883**		1,773
Current portion of deferred tax assets *(Note 21)*		**6,105**		15,708
Other current assets *(Note 7)*		**12,480**		13,692
Assets of discontinued operations *(Note 3)*		**3,024**		940,782
Total current assets		**246,487**		1,358,737
Property, plant and equipment, net *(Note 6)*		**111,664**		130,651
Deferred tax assets *(Note 21)*		**80,725**		38,842
Long-term investments *(Note 8)*		**4,051**		5,463
Other long-term assets *(Note 9)*		**111,029**		92,177
Total assets	$	**553,956**	$	1,625,870
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	**18,969**	$	25,912
Accrued liabilities *(Note 12)*		**83,034**		82,619
Current portion of long-term debt *(Note 13)*		**4,050**		30,492
Current portion of deferred revenue *(Note 14)*		**7,542**		4,667
Liabilities of discontinued operations *(Note 3)*		**12,459**		208,711
Total current liabilities		**126,054**		352,401
Long-term debt *(Note 13)*		**40,100**		237,280
Deferred revenue *(Note 14)*		**9,431**		13,702
Other long-term liabilities *(Note 15)*		**40,782**		28,576
Total liabilities		**216,367**		631,959
Shareholders' equity				
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: October 31, 2010 – 67,238,253; October 31, 2009 – 120,137,229 *(Note 17)*		**273,859**		488,808
Additional paid-in capital		**81,909**		78,450
Accumulated (deficit) retained earnings		**(192,539)**		167,229
Accumulated other comprehensive income		**174,360**		259,424
Total shareholders' equity		**337,589**		993,911
Total liabilities and shareholders' equity	$	**553,956**	$	1,625,870

Commitments and contingencies (Note 26)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31

(thousands of U.S. dollars, except per share amounts)	2010	2009	2008
Revenues	$ **240,352**	$ 231,263	$ 296,234
Costs and expenses			
Direct cost of revenues	**128,412**	118,415	150,101
Selling, general and administration	**106,873**	79,995	107,131
Depreciation and amortization	**29,230**	23,631	25,282
MAPLE Facilities write-off	**-**	-	341,000
Restructuring charges, net *(Note 19)*	**62,531**	9,306	1,240
Change in fair value of embedded derivatives	**(13,050)**	(7,922)	14,488
Other expenses, net *(Note 20)*	**32,761**	9,454	11,583
Total costs and expenses	**346,757**	232,879	650,825
Operating loss from continuing operations	**(106,405)**	(1,616)	(354,591)
Interest expense	**(6,058)**	(2,786)	(3,489)
Interest income	**8,591**	7,456	17,581
Equity (loss) earnings *(Note 8)*	**(650)**	(49)	160
Change in fair value of interest rate swaps	**-**	-	2,324
(Loss) income from continuing operations before income taxes	**(104,522)**	3,005	(338,015)
Income tax (recovery) expense *(Note 21)*			
- current	**(9,667)**	13,010	34,900
- deferred	**8,493**	1,645	(131,217)
	(1,174)	14,655	(96,317)
Loss from continuing operations	**(103,348)**	(11,650)	(241,698)
Loss from discontinued operations, net of income taxes *(Note 3)*	**(128,662)**	(123,591)	(310,979)
Net loss	$ **(232,010)**	$ (135,241)	$ (552,677)
Basic and diluted loss per share *(Note 16)*			
- from continuing operations	$ **(1.16)**	$ (0.10)	$ (1.99)
- from discontinued operations	**(1.44)**	(1.02)	(2.55)
Basic and diluted loss per share	$ **(2.60)**	$ (1.12)	$ (4.54)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(thousands of U.S. dollars)	Common Shares Number	Common Shares Amount	Additional Paid-in Capital	Accumulated (Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance as of October 31, 2007	122,578	$ 491,652	$ 72,963	$ 880,607	$ 496,521	$ 1,941,743
Components of comprehensive loss:						
Net loss	-	-	-	(552,677)	-	(552,677)
Foreign currency translation loss	-	-	-	-	(197,421)	(197,421)
Reclassification of realized loss on available-for-sale assets, net of tax of $nil	-	-	-	-	3,149	3,149
Unrealized loss on net investment hedges, net of tax of $9,924	-	-	-	-	(53,810)	(53,810)
Unrealized loss on available-for-sale securities, net of tax of $242	-	-	-	-	(1,360)	(1,360)
Unrealized loss on derivatives designated as cash flow hedges, net of tax of $5,148	-	-	-	-	(10,205)	(10,205)
Pension liability adjustments, net of tax of $3,245	-	-	-	-	(6,739)	(6,739)
Total comprehensive loss						(819,063)
Repurchase and cancellation of Common shares	(2,903)	(11,781)	-	(26,218)	(5,601)	(43,600)
Stock options exercised	462	7,256	-	-	-	7,256
Stock-based compensation	-	-	5,034	-	-	5,034
Other	-	1,781	(3,103)	(935)	-	(2,257)
Balance as of October 31, 2008	120,137	488,908	74,894	300,777	224,534	1,089,113
Components of comprehensive loss:						
Net loss	-	-	-	(135,241)	-	(135,241)
Foreign currency translation gain	-	-	-	-	39,400	39,400
Reclassification of realized foreign currency translation gain on divestitures	-	-	-	-	(12,065)	(12,065)
Unrealized gain on net investment hedges, net of tax of $(3,688)	-	-	-	-	19,957	19,957
Reclassification of realized loss on derivatives designated as cash flow hedges, net of tax of $(2,318)	-	-	-	-	4,727	4,727
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $(586)	-	-	-	-	1,432	1,432
Pension liability adjustments, net of tax of $5,580	-	-	-	-	(13,300)	(13,300)
Other	-	-	-	-	(5,261)	(5,261)
Total comprehensive loss						(100,351)
Stock-based compensation	-	-	3,975	-	-	3,975
Other	-	(100)	(419)	1,693	-	1,174
Balance as of October 31, 2009	120,137	488,808	78,450	167,229	259,424	993,911
Components of comprehensive loss:						
Net loss				**(232,010)**		**(232,010)**
Foreign currency translation gain					**203,227**	**203,227**
Reclassification of realized foreign currency translation gain on divestitures					**(42,122)**	**(42,122)**
Realized gain on net investment hedge, net of tax of $16,271					**(130,367)**	**(130,367)**
Unrealized gain on net investment hedges, net of tax of $nil					**2,400**	**2,400**
Unrealized gain on available-for-sale assets, net of tax of $(123)					**485**	**485**
Pension liability adjustments, net of tax of $2,532					**(11,869)**	**(11,869)**
Other					**34**	**34**
Total comprehensive loss						**(210,222)**
Repurchase and cancellation of Common shares	**(52,941)**	**(215,304)**		**(127,844)**	**(106,852)**	**(450,000)**
Stock options exercised	**42**	**327**				**327**
Stock-based compensation			**3,538**			**3,538**
Other		**28**	**(79)**	**86**		**35**
Balance as of October 31, 2010	**67,238**	**$ 273,859**	**$ 81,909**	**$ (192,539)**	**$ 174,360**	**$ 337,589**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31

(thousands of U.S. dollars)	2010	2009	2008
Operating activities			
Net loss	$ **(232,010)**	$ (135,241)	$ (552,677)
Loss from discontinued operations, net of income taxes	**(128,662)**	(123,591)	(310,979)
Loss from continuing operations	**(103,348)**	(11,650)	(241,698)
Adjustments to reconcile net loss to cash provided by (used in) operating activities relating to continuing operations *(Note 22)*:			
Items not affecting current cash flows	**76,976**	18,922	237,315
Changes in operating assets and liabilities	**(43,127)**	88,853	(105,304)
Cash (used in) provided by operating activities of continuing operations	**(69,499)**	96,125	(109,687)
Cash (used in) provided by operating activities of discontinued operations	**(63,926)**	80,770	88,022
Cash (used in) provided by operating activities	**(133,425)**	176,895	(21,665)
Investing activities			
Purchase of property, plant and equipment	**(7,639)**	(9,983)	(12,420)
Proceeds on sale of property, plant and equipment	**-**	-	2,416
Proceeds on sale of short-term investments	**-**	-	100,546
Proceeds on sale of long-term investments	**10,552**	-	7,064
Proceeds on sale of businesses	**-**	-	15,384
(Increase) decrease in restricted cash	**(16,147)**	(4,336)	1,093
Cash (used in) provided by investing activities of continuing operations	**(13,234)**	(14,319)	114,083
Cash provided by (used in) investing activities of discontinued operations	**633,555**	11,261	(53,111)
Cash provided by (used in) investing activities	**620,321**	(3,058)	60,972
Financing activities			
Repayment of long-term debt	**(221,456)**	(6,237)	(79,179)
Increase in bank indebtedness	**1,193**	-	-
Issuance of shares	**327**	-	7,256
Repurchase of shares	**(450,000)**	-	(43,600)
Cash used in financing activities of continuing operations	**(669,936)**	(6,237)	(115,523)
Cash used in financing activities of discontinued operations	**(1,491)**	(5,499)	(9,968)
Cash used in financing activities	**(671,427)**	(11,736)	(125,491)
Effect of foreign exchange rate changes on cash and cash equivalents	**9,130**	19,050	(18,302)
Net (decrease) increase in cash and cash equivalents during the year	**(175,401)**	181,151	(104,486)
Cash and cash equivalents, beginning of year	**298,203**	117,052	221,538
Cash and cash equivalents, end of year	$ **122,802**	$ 298,203	$ 117,052
Cash interest paid	$ **32,476**	$ 15,045	$ 18,484
Cash taxes paid (refunded)	$ **526**	$ (7,000)	$ 88,000

The accompanying notes form an integral part of these consolidated financial statements.

1. Nature of Operations

Nordion Inc. (Nordion or the Company), formerly MDS Inc., is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. The Company's operations are organized into three business segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies, as well as certain corporate functions and activities reported as Corporate and Other.

Key events of fiscal 2010

During fiscal 2010, the Company completed its strategic repositioning, which culminated in the following key events:

- Completing the sale of MDS Analytical Technologies to Danaher Corporation (Danaher) (Note 3)
- Completing the sale of MDS Pharma Services Early Stage (Early Stage) (Note 3)
- Cancelling the C$500 million revolving credit facility, which had no outstanding amounts
- Full repayment of the outstanding balance of the senior unsecured notes (Note 13)
- Repurchasing and cancelling a portion of its Common shares under a substantial issuer bid (Note 17)
- Completing the transition of the Company's corporate headquarters from Toronto, Canada to Ottawa, Canada

The completion of the sale of Early Stage marked the end of the Company's strategic repositioning, including the disbanding of the Company's Special Committee, and enabled MDS Inc. to move forward with a focus on Nordion. On March 11, 2010, at the Annual and Special Meeting of Shareholders of then MDS Inc., a special resolution changing its name to Nordion Inc. was approved, which became effective as of November 1, 2010.

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in United States (U.S.) dollars, the Company's reporting currency, and in accordance with U.S. generally accepted accounting principles (GAAP) applied on a consistent basis.

Principles of consolidation

The consolidated financial statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and entities of which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of operations disposed of are included in the consolidated financial statements up to the date of disposal.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company's estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company's assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period in which they are determined.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the carrying amounts shown in the consolidated statements of financial position.

Restricted cash

Restricted cash, which is included in other long-term assets, includes cash held for specific purposes related to divestitures, insurance liabilities, or cash collateral for outstanding letters of credit.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 – 40 years
Equipment	3 – 20 years
Furniture and fixtures	3 – 10 years
Computer systems	3 – 7 years
Leaseholds improvements	Term of the lease plus renewal periods, when renewal is reasonably assured

Asset retirement obligations

The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Capitalized software

Capitalized software primarily relates to MDS Pharma Services and is included in assets of discontinued operations (Note 3). The Company capitalizes certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces, and installation and testing of the software. Costs incurred in the preliminary project stage and the post-implementation stage are expensed as incurred. The Company amortizes capitalized costs using the straight-line method over the estimated useful life of the software, generally over a period of three to seven years.

Goodwill

Goodwill is not amortized but is tested for impairment, at least annually. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Intangible assets
Intangible assets all relate to MDS Analytical Technologies and are included in assets of discontinued operations (Note 3). Intangible assets consist of acquired technology, brands, and licenses. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price.

Licenses are amortized on a straight-line basis over their useful life, which is the term of the license. Acquired technology represents the value of proprietary "know-how" that was technologically feasible as of the acquisition date. Acquired technology is amortized on a straight-line basis over its estimated useful life, which ranges between two and seven years. Brands represent the value placed on a corporate brand as well as the product brands used to promote the Company and its products in the marketplace. Brands have a definite life and are amortized on a straight-line basis over their estimated useful life. The Company evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis or at other times during the course of the year should an event occur which suggests that the useful lives should be reconsidered. The Company immediately expenses acquired in-process research and development.

Impairment of long-lived assets
The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company's stock price for a sustained period, and the Company's market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Long-term investments
The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are carried at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Leases
Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases are depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset. All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon its relative fair value. If a fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. Revenue for training is deferred until the service is completed. Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

A significant portion of MDS Pharma Services revenues, which is included in discontinued operations (Note 3), relate to research services revenues provided under long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are included in deferred revenue in "Liabilities of discontinued operations". Customer advances on contracts in progress are included in "Liabilities of discontinued operations".

Reimbursement revenues relate to MDS Pharma Services, which is included in discontinued operations (Note 3). In connection with the management of clinical trials, the Company pays, on behalf of its customers, fees to physicians and medical establishments acting as clinical trial investigators, fees to certain volunteers in clinical trials, as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The Company is reimbursed at cost, without mark-up or profit, for these expenditures. Amounts paid to volunteers and other out-of-pocket costs are reflected in operating expenses as reimbursed expenses, while the reimbursements due are reported as reimbursement revenues. Revenue and expense associated with fees paid to investigators and the associated reimbursement are netted in discontinued operations as MDS Pharma Services acts as an agent on behalf of the pharmaceutical company sponsors with regard to investigator payments.

Warranty costs
A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation
The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders' equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Stock-based compensation expenses relating to certain employees of MDS Analytical Technologies and MDS Pharma Services are included in the results of discontinued operations (Note 3).

Pension, post-retirement and other post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation, and other factors.

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company's fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development
The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent, a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest and penalties on income tax obligations are included in income tax expense.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across the Company's global operations. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the income tax liabilities. If the Company's estimate of income tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the income tax liabilities may result in income tax benefits being recognized in the period when it is determined that the estimated income tax liability is no longer required. All of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Foreign currency translation
Although the Company reports its financial results in U.S. dollars, the functional currency of the Company's Canadian operations is Canadian dollars. The functional currencies of the Company's foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company's net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other expenses, net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI). Upon reduction of the Company's investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income (AOCI) is recognized in income.

Derivative financial instruments

In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company's risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges

Cash flow hedges relate to MDS Analytical Technologies, which is reported as part of discontinued operations (Note 3). The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk within the joint venture operations of the Company. Certain Canadian joint venture operations of the Company were expected to have net cash inflows denominated in U.S. dollars in 2009 and subsequent years. The Company entered into foreign exchange contracts to hedge a portion of these cash flows. The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future. The Company designates these derivatives as cash flow hedges.

Hedges of net investment in foreign operations

The Company hedges its net investment in certain U.S. dollar investments, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services in discontinued operations (Note 3), by designating a U.S. dollar denominated debt to reduce foreign exchange fluctuations. If the hedge is deemed to be effective, the U.S. dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in OCI. Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses, net in the period in which the changes occur. If the hedging relationship is no longer highly effective, changes in the fair value of the derivative would be recognized in income beginning in the period in which the changes occur. If the hedge is terminated because the U.S. dollar denominated debt is either extinguished, expired or the relationship is de-designated, the unrealized gain or loss remains in AOCI until the hedged item affects the consolidated statements of operations.

As of October 31, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

Other derivatives

Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Comprehensive income

The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on translation of debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders' equity and comprehensive income (loss), net of income taxes.

[All amounts in thousands of U.S. dollars, except where noted]

Recent accounting pronouncements

On April 29, 2010, the FASB issued ASU No. 2010-17, *"Revenue Recognition (Topic 605), Milestone Method of Revenue Recognition"* (ASU 2010-17), which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of ASU 2010-17 is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all necessary criteria to be considered substantive. Entities are not precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010 and for interim period within those fiscal years. The Company plans to adopt ASU 2010-17 on November 1, 2010 and it is not expected to have a significant impact on the Company's consolidated financial statements.

On April 16, 2010, the FASB issued ASU No. 2010-13, *"Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades"* (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010 and for interim periods within those fiscal years and is to be applied prospectively. The Company plans to adopt ASU 2010-13 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements"* (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2011 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, *"Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities"* (formerly, SFAS No. 167, *"Amendments to FASB Interpretation No. 46(R)"*) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 is effective as of the beginning of each entity's first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company plans to adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, *"Revenue Recognition (Topic 605), Multiple - Deliverable Revenue Arrangements, a consensus of EITF 08-01, Revenue Arrangements with Multiple Deliverables"* (ASU 2009-13), which modifies the fair value requirements of ASC subtopic 605-25, *"Revenue Recognition - Multiple Element Arrangements"* by providing principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. An estimated selling price method is introduced for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This guidance is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with earlier application permitted. The Company plans to adopt ASU 2009-13 on November 1, 2010 and it is not expected to have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards (IFRS)

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and Canada with respect to their plans regarding convergence to IFRS. The Company currently expects to adopt IFRS as its primary reporting standard when the SEC requires domestic registrants in the U.S. to adopt IFRS.

3. Divestitures and Discontinued Operations

Sale of MDS Pharma Services Early Stage (Early Stage)

On March 5, 2010, the Company completed the sale of Early Stage to Ricerca Biosciences, LLC (Ricerca) and Celerion, Inc. (Celerion) for total consideration of $45.0 million including $12.9 million in cash after a $7.1 million reduction for preliminary net working capital closing adjustments, a $25.0 million note receivable (the Note) from Celerion (Note 9(c)), and 15% minority interest in Celerion (Note 8(b)). The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $120.2 million.

Final net working capital and other closing adjustments resulted in final cash proceeds of $10.7 million. The Ricerca deal resulted in a final cash proceed of $9.4 million. The Celerion deal resulted in a final cash proceed of $1.3 million, the Note at a fair value of $16.2 million and 15% minority interest in Celerion at a fair value of $1.5 million as of October 31, 2010. The Company recorded an after-tax loss on the sale

[All amounts in thousands of U.S. dollars, except where noted]

of Early Stage of $72.1 million, of which losses of $59.3 million and $12.8 million were recorded in fiscal 2010 and fiscal 2009, respectively. The loss on the sale of Early Stage included employee severance and transaction costs of $20.9 million and the recognition of an unrealized foreign currency translation gain of $42.1 million.
As part of the sale of Early Stage, the Company signed Transition Services Agreements (TSAs) to provide certain post closing transition services to the buyers. The TSAs ended in November 2010. The Company recorded TSA revenue of $7.0 million (2009 – $nil; 2008 – $nil) in other expenses, net (Note 20) for the year ended October 31, 2010.

Following the sale of Early Stage, the Company retained certain assets related to the operations of Early Stage, which are included in "Assets of discontinued operations" in the consolidated statements of financial position. The Company revised its estimates of recoverability of the retained assets and performed further impairment analyses during fiscal 2010. Based on forecasted cash flows and prices for similar assets, the Company recorded impairment charges on long-lived assets of $13.6 million (2009 – $8.9 million; 2008 – $10.6 million) for the year ended October 31, 2010 in "Loss from discontinued operations, net of income taxes" in the consolidated statements of operations.

Sale of MDS Analytical Technologies
On January 29, 2010, the Company completed the sale of MDS Analytical Technologies, which included the Company's 50% interest in two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex), for an initial sale price of $641.3 million received in cash. The sale was structured as a stock and asset transaction. Total net assets disposed of were $597.6 million. Final net working capital and other closing adjustments resulted in net cash proceeds of $623.5 million. The Company recorded an after-tax gain on the sale of MDS Analytical Technologies of $3.5 million in fiscal 2010.

As part of the sale, the Company's joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement has arisen between the former partners (MDS Inc. and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The overall financial impact to the Company could be approximately $10 million. The Company has filed a Statement of Defence and intends to vigorously defend this action. No provision has been accrued related to this disagreement as of October 31, 2010. The Company expects that the process to settle this dispute extends well into fiscal 2011. A hearing has been set for the arbitration of this matter in the second quarter of fiscal 2011.

As part of the sale of MDS Analytical Technologies, the Company signed a TSA to provide certain post closing transition services for a period of six months from the closing date, which expired on July 31, 2010. The Company recorded TSA revenue of $3.0 million (2009 – $nil; 2008 – $nil) in other expenses, net (Note 20) for the year ended October 31, 2010.

Discontinued operations
The following table details the assets and liabilities of discontinued operations.

As of October 31		2010[(a)]		2009[(b)]
Accounts receivable	$	1,378	$	96,256
Unbilled revenue		-		28,678
Inventories		-		59,323
Property, plant and equipment, net		1,410		132,198
Deferred tax assets		-		40,434
Long-term investments		-		20,444
Goodwill		-		409,403
Intangibles		-		120,353
Other assets		236		33,693
Assets of discontinued operations	$	3,024	$	940,782
Accounts payable and accrued liabilities	$	7,732	$	114,878
Long-term debt		2,318		7,803
Deferred revenue		-		27,929
Deferred tax liabilities		166		43,152
Other liabilities		2,243		14,949
Liabilities of discontinued operations	$	12,459	$	208,711

(a) The assets and liabilities remaining after the sale of Early Stage as of October 31, 2010.
(b) The assets and liabilities represent Early Stage and MDS Analytical Technologies as of October 31, 2009.

[All amounts in thousands of U.S. dollars, except where noted]

The following table details the operating results of the Company's discontinued operations.

	MDS Pharma Services			MDS Analytical Technologies			Total		
Years ended October 31	**2010**	2009	2008	**2010**	2009	2008	**2010**	2009	2008
Revenues[a]	$ **67,311**	$ 441,811	$ 582,256	$ **80,201**	$ 359,165	$ 437,073	$ **147,512**	$ 800,976	$ 1,019,329
Costs and other expenses	**114,624**	457,015	576,447	**81,140**	379,654	450,722	**195,764**	836,669	1,027,169
Impairment of long-lived assets	**13,700**	25,699	10,644	**-**	-	-	**13,700**	25,699	10,644
Impairment of goodwill	**-**	29,890	320,000	**-**	-	-	**-**	29,890	320,000
Operating loss	**(61,013)**	(70,793)	(324,835)	**(939)**	(20,489)	(13,649)	**(61,952)**	(91,282)	(338,484)
(Loss) gain on the sale of discontinued operations	**(59,287)**	(45,531)	-	**5,975**	-	-	**(53,312)**	(45,531)	-
Equity earnings (loss)[b]	**-**	(244)	-	**14,867**	32,739	49,071	**14,867**	32,495	49,071
Other, net[c]	**(216)**	(3,344)	(7,141)	**(26,529)**	(11,716)	(9,348)	**(26,745)**	(15,060)	(16,489)
Income tax (expense) recovery	**15,616**	3,741	427	**(17,136)**	(7,954)	(5,504)	**(1,520)**	(4,213)	(5,077)
(Loss) income from discontinued operations, net of income taxes	$ **(104,900)**	$ (116,171)	$ (331,549)	$ **(23,762)**	$ (7,420)	$ 20,570	$ **(128,662)**	$ (123,591)	$ (310,979)

(a) Revenues for MDS Pharma Services for the year ended October 31, 2010 are related to Early Stage. Revenues for MDS Pharma Services for the years ended October 31, 2009 and 2008 are $243.5 million and $295.6 million for Early Stage and $198.3 million and $286.6 million for MDS Pharma Services Phase II-IV and Central Labs, respectively.

Included in "Loss from discontinued operations, net of income taxes", pre-tax loss for MDS Pharma Services for the year ended October 31, 2010 are related to Early Stage. Pre-tax loss for MDS Pharma Services for the years ended October 31, 2009 and 2008 are $57.4 million and $313.1 million for Early Stage and $62.5 million and $18.9 million for MDS Pharma Services Phase II-IV and Central Labs, respectively.

(b) MDS Analytical Technologies included two joint ventures, AB/MDS and PKI/Sciex. Under the terms of these joint venture arrangements, the Company provided manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, were billed to the joint ventures at cost and recorded as revenue. The Company did not recognize any profits from the sales to the joint ventures as the amounts were billed without any markups. The joint ventures realized net income when products and services were sold to a third-party customer. The Company recorded its share of realized profits from the joint ventures as equity earnings, which is included in "Loss from discontinued operations, net of income taxes". For the year ended October 31, 2010, revenues of $28.4 million (2009 — $109.8 million; 2008 — $148.9 million) are related to the sale of products and services to the joint ventures and equity earnings of $14.9 million (2009 — $32.7 million; 2008 — $49.1 million) are from the joint ventures. The Company also received $15.5 million (2009 — $36.2 million; 2008 — $58.6 million) for the year ended October 31, 2010 in cash distributions from these joint ventures.

(c) All of the interest on the senior unsecured notes was allocated to discontinued operations as the Company repaid its senior unsecured notes following the completion of the sale of MDS Analytical Technologies. As part of the redemption of the senior unsecured notes, the Company made a make-whole payment of $23.3 million, which was included in interest expense in fiscal 2010. Included in "Other, net", interest expense allocated to discontinued operations for the year ended October 31, 2010 is $26.5 million (2009 — $13.5 million; 2008 — $14.3 million). See Note 13(a), *"Long-Term Debt"* for details of the senior unsecured notes.

4. Accounts Receivable

As of October 31	**2010**	2009
Trade accounts receivable	$ **37,567**	$ 27,205
Other receivables[a]	**7,786**	18,558
	45,353	45,763
Allowance for doubtful accounts	**(207)**	(798)
Accounts receivable	$ **45,146**	$ 44,965

(a) As of October 31, 2010, other receivables include a $3.1 million (2009 — $12.8 million) receivable related to the sale of Central Labs and $1.9 million (2009 — $nil) for the TSA and other sale related transactions associated with the sale of Early Stage. As of October 31, 2009, other receivables also include a $3.0 million deferred purchase amount for the delivery of certain tax certifications and a $1.2 million receivable for the TSA and other sale related transactions associated with the sale of Phase II-IV.

[All amounts in thousands of U.S. dollars, except where noted]

5. Inventories

As of October 31		2010		2009
Raw materials and supplies	$	29,820	$	27,544
Work-in-process		1,292		952
Finished goods		1,398		1,197
		32,510		29,693
Allowance for excess and obsolete inventory		(3,439)		(2,087)
Inventories	$	**29,071**	$	27,606

6. Property, Plant and Equipment

As of October 31				2010				2009
		Cost		Accumulated Depreciation		Cost		Accumulated Depreciation
Land	$	2,769	$	-	$	2,611	$	-
Buildings		82,384		41,922		77,702		34,899
Equipment		116,077		93,074		111,089		80,419
Furniture and fixtures		2,358		2,124		2,223		1,716
Computer systems		83,987		71,716		79,241		54,791
Leasehold improvements		15,055		5,038		9,228		2,089
Facility modifications		37,297		24,343		35,251		18,335
Construction in-progress		9,954		-		5,555		-
		349,881	$	238,217		322,900	$	192,249
Accumulated depreciation		(238,217)				(192,249)		
Property, plant and equipment	$	111,664			$	130,651		

7. Other Current Assets

Asset backed commercial paper (ABCP)

During the fourth quarter of fiscal 2010, the Company disposed of its Canadian non-bank sponsored ABCP, which had a carrying value of $11.5 million (2009 – $10.7 million) designated as held for trading, for cash proceeds of $10.4 million and recorded a loss of $1.1 million in other expenses, net (Note 20).

Embedded derivatives assets and prepaid expenses and other

As of October 31, 2010, other current assets also include embedded derivative assets of $10.5 million (2009 – $nil) as well as prepaid expenses and other of $2.0 million (2009 – $3.0 million).

8. Long-Term Investments

As of October 31		2010		2009
Investment in Lumira Capital Corp. (a)	$	1,030	$	4,561
Investment in Celerion (b)		1,464		-
Other long-term investments (c)		1,557		902
Long-term investments	$	**4,051**	$	5,463

(a) Investment in Lumira Capital Corp. (Lumira)

Long-term investments include an investment in Lumira, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of Lumira other than to obtain its share of earnings and losses. During fiscal 2010, the Company reported equity (loss) earnings of $(0.7) million (2009 – $nil; 2008 – $0.2 million) from the investment in Lumira. During the third quarter of fiscal 2010, the Company received $3.0 million (2009 – $nil) in cash from Lumira as a distribution and reduction in the investment. The Company's exposure to losses is limited to its investment of $1.0 million (October 31, 2009 – $4.6 million).

[All amounts in thousands of U.S. dollars, except where noted]

(b) Investment in Celerion

On March 5, 2010, as part of the consideration for the sale of Early Stage, Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 9(c)). Nordion's ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value of $1.5 million as of October 31, 2010. The fair value has been determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of the Company's investment in Celerion and the Note (Note 9(c)) is currently estimated to be $17.7 million in aggregate. The Company's maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(c) Other long-term investments

Other long-term investments include an available for sale investment in a marketable equity security with a fair value of $1.6 million as of October 31, 2010 (October 31, 2009 – $0.9 million), which has been determined using a quoted market bid price in active markets.

9. Other Long-Term Assets

As of October 31		2010		2009
Restricted cash[(a)]	$	**32,439**	$	16,292
Financial instrument pledged as security on long-term debt[(b)]		**39,986**		38,478
Long-term notes receivable[(c)]		**27,186**		21,384
Pension assets *(Note 24)*		**8,944**		13,571
Goodwill *(Note 11)*		**2,474**		2,257
Other		**-**		195
Other long-term assets	$	**111,029**	$	92,177

(a) Restricted cash

As of October 31, 2010, restricted cash includes $17.4 million (October 31, 2009 – $nil) of cash collateral for the Company's outstanding letters of credit, $5.0 million (October 31, 2009 – $10.0 million) of cash proceeds held in escrow related to the sale of MDS Pharma Services Phase II-IV and $10.0 million (October 31, 2009 – $6.3 million) of funds for insurance liabilities.

(b) Financial instrument pledged as security on long-term debt

The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of October 31, 2010 is $43.9 million (October 31, 2009 – $42.2 million), of which $3.9 million (October 31, 2009 – $3.7 million) is included in notes receivable in the consolidated statements of financial position. As of October 31, 2010, the fair value is $52.4 million (October 31, 2009 – $49.2 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c) Long-term notes receivable

Atomic Energy of Canada Limited (AECL)

In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable of $38.0 million after discounting, was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of October 31, 2010 is $24.0 million (October 31, 2009 – $33.7 million), of which $13.1 million (October 31, 2009 – $12.3 million) is included in notes receivable in the consolidated statements of financial position. As of October 31, 2010, the fair value is $25.7 million (October 31, 2009 – $35.9 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. All scheduled monthly payments due have been received.

[All amounts in thousands of U.S. dollars, except where noted]

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received the Note (Note 3) with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum. Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a TSA that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. The carrying value of the Note as of October 31, 2010 is $16.2 million (October 31, 2009 – $nil). The fair value of the Note as of October 31, 2010 is $16.2 million, which includes $3.4 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

10. Impairment of Long-Lived Assets
In the third quarter of fiscal 2010, the Company experienced a continued decline in customer demand and revised downward its projected revenues for certain product lines within its Belgium operations. The Company considered a deterioration of customer demand and declines in forecasted cash flows to represent indicators of impairment. The Company estimated the fair value of the identified property, plant and equipment asset group using the projected future cash flow approach along with a comparison of market values for similar assets. As a result of this assessment, the Company concluded that the fair value of the identified asset group was lower than the recorded carrying value, resulting in a non-cash pre-tax impairment charge of $7.3 million (2009 – $nil) for the year ended October 31, 2010. The asset impairment has been recorded in other expense, net (Note 20).

11. Goodwill
As of October 31, 2010, management determined that the fair value of goodwill exceeds its carrying value of $2.5 million (2009 – $2.3 million) resulting in no impairment of goodwill. During the fourth quarter of fiscal 2010, the Company changed its segment reporting structure (Note 25) following the completion of its strategic repositioning. Accordingly, the goodwill was allocated to two of the Company's business segments: $0.9 million to Medical Isotopes and $1.6 million to Sterilization Technologies.

During the third quarter of fiscal 2009, management determined that the implied fair values of goodwill for the reporting units within MDS Pharma Services were less than each of its carrying values and the Company wrote off the total remaining goodwill of $36.9 million, which was reported in "Loss from discontinued operations, net of income taxes" (Note 3).

12. Accrued Liabilities

As of October 31		**2010**		2009
Employee-related accruals *(Note 23)*	$	**13,031**	$	14,385
FDA provision[a]		**8,620**		18,527
Restructuring provision *(Note 19)*		**7,356**		7,904
Accrued transaction costs and closing adjustments for divestitures and discontinued operations *(Note 3)*		**13,470**		15,204
Captive insurance liability		**6,402**		1,755
AECL revenue share and waste disposal		**6,677**		925
Other[b]		**27,478**		23,919
Accrued liabilities	$	**83,034**	$	82,619

(a) The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company's bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations are part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage (Note 3). The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, the Company recorded a $9.9 million (2009 – $10.3 million; 2008 – $10.0 million) benefit from the revised estimate for future costs in "Loss from discontinued operations, net of income taxes" for the year ended October 31, 2010. As of October 31, 2010, management believes that the remaining provision of $8.6 million (October 31, 2009 – $18.5 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs (Note 27). Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs.

(b) Other includes derivative liabilities, royalties, tax reassessments and various miscellaneous payables.

[All amounts in thousands of U.S. dollars, except where noted]

13. Long-Term Debt

As of October 31	Maturity		2010		2009
Senior unsecured notes[a]	2010	$	**-**	$	221,357
Other debt[b]	2010 to 2015		**44,150**		46,415
Total long-term debt			**44,150**		267,772
Current portion of long-term debt[a][b]			**(4,050)**		(30,492)
Long-term debt		$	**40,100**	$	237,280

(a) The senior unsecured notes had fixed interest between 5.52% and 6.19% per annum and matured in several tranches up to December 2014. On December 18, 2009, the Company repaid $22.7 million of the senior unsecured notes that matured. On February 3, 2010, in conjunction with the completion of the sale of MDS Analytical Technologies (Note 3), the Company used $223.4 million of the net proceeds from the sale of MDS Analytical Technologies to fully repay the outstanding balance of the senior unsecured notes, which included the principal balance of $198.6 million, accrued and unpaid interest of $1.5 million and a make-whole payment of $23.3 million. The fair value of the senior unsecured notes as of October 31, 2009 was $237.9 million and was determined using a discounted cash flow model, in which future cash flows were discounted to present value using the current market borrowing rate pertaining to the remaining life of the notes.

(b) As of October 31, 2010, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $43.9 million (October 31, 2009 – $42.2 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$3.9 million) per year with the remaining balance due April 1, 2015. The fair value of this financial instrument is $53.1 million (October 31, 2009 – $50.8 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 9(b)).

On January 29, 2010, upon the completion of the sale of MDS Analytical Technologies (Note 3), other debt of $4.0 million (October 31, 2009 – $4.0 million) for a note payable relating to assets purchased for the MALDI-TOF mass spectrometry operations was forgiven in accordance with an agreement with the lender.

Principal repayments

Principal repayments of long-term debt over the next five fiscal years and thereafter are as follows:

2011	$	**4,050**
2012		**4,034**
2013		**3,921**
2014		**3,921**
2015		**28,224**
Thereafter		**-**
	$	**44,150**

14. Deferred Revenue

As of October 31		2010		2009
Payment in advance of services rendered	$	**4,872**	$	2,551
Deferred credit related to government loan[a]		**5,348**		7,261
Deposits for reimbursable costs		**6,343**		6,137
Other		**410**		2,420
		16,973		18,369
Less: current portion		**(7,542)**		(4,667)
Long-term portion of deferred revenue	$	**9,431**	$	13,702

(a) The deferred credit is related to the Canadian government loan associated with the MAPLE Facilities, which is being amortized over the remaining six-year term of the debt using the sum of the years' digits method.

15. Other Long-Term Liabilities

As of October 31		2010		2009
Post-retirement obligations *(Note 24)*	$	**19,761**	$	17,136
Asset retirement obligation *(Note 28)*		**10,598**		4,474
Captive insurance liability *(Note 26)*		**3,860**		4,108
Restructuring provision *(Note 19)*		**4,153**		-
Other		**2,410**		2,858
Other long-term liabilities	$	**40,782**	$	28,576

16. Earnings Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

(number of shares in thousands)		2010		2009		2008
Weighted average number of Common shares outstanding – basic		**89,279**		120,137		121,711
Impact of stock options assumed exercised		**1**		-		61
Weighted average number of Common shares outstanding – diluted		**89,280**		120,137		121,772
Basic and diluted loss per share from continuing operations	$	**(1.16)**	$	(0.10)	$	(1.99)
Basic and diluted loss per share from discontinued operations	$	**(1.44)**	$	(1.02)	$	(2.55)

17. Share Capital

As of October 31, 2010 and October 31, 2009, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if and when declared by the Company's Board of Directors.

Summary of share capital

	Common Shares		
(number of shares in thousands)	Number		Amount
Balance as of October 31, 2007	122,578	$	491,652
Issued	462		7,256
Repurchased and cancelled	(2,903)		(11,781)
Other	-		1,781
Balance as of October 31, 2008	120,137		488,908
Issued	-		-
Repurchased and cancelled	-		-
Other	-		(100)
Balance as of October 31, 2009	120,137		488,808
Issued	**42**		**327**
Repurchased and cancelled	**(52,941)**		**(215,304)**
Other	**-**		**28**
Balance as of October 31, 2010	**67,238**	$	**273,859**

During fiscal 2010, the Company completed a Substantial Issuer Bid in which it repurchased and cancelled 52,941,176 Common shares for a total cost of $450.0 million. During fiscal 2009, the Company did not repurchase or cancel any Common shares. During fiscal 2008, the Company repurchased and canceled 2,903,200 Common shares under a Normal Course Issuer Bid for a total cost of $43.6 million. Of the total cost, $215.3 million (2009 – $nil; 2008 – $11.8 million) is charged to share capital and the excess of the cost over the amount charged to share capital, totaling $234.7 million (2009 – $nil; 2008 – $31.8 million), is charged to retained earnings and other comprehensive income.

During fiscal 2010, the Company issued 42,000 (2009 – nil; 2008 – 462,100) Common shares under the stock option plan for proceeds of $0.3 million (2009 – $nil; 2008 – $7.3 million).

Stock dividend and share purchase plan and employee share ownership plan

The Company sponsors a non-compensatory employee share ownership plan. Until June 2007, eligible employees were able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. Effective June 30, 2007, the Company changed the terms of this plan and replaced the 10% market price discount with a 10% matching cash contribution. During fiscal 2010, 2009, and 2008, no Common shares were issued under this plan.

[All amounts in thousands of U.S. dollars, except where noted]

18. Financial Instruments and Financial Risk

Derivative instruments

The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved. Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The following table provides the notional and fair value of all Company derivative instruments:

As of October 31		2010		2009
		Fair Value		Fair Value
Assets				
Embedded derivatives(a)	$	10,520	$	-
Liabilities				
Embedded derivatives(a)	$	1,955	$	4,179

(a) As of October 31, 2010 and 2009, total notional amounts for certain of the Company's supply contracts identified for embedded derivatives were approximately over $700 million and $80 million, respectively. As of October 31, 2009, excludes embedded derivatives with assets related to discontinued operations, which had a fair value of $0.5 million with notional amount of $3.9 million.

During the second quarter of fiscal 2010, the sale of Early Stage resulted in a liquidation of the Company's net investment in its self-sustaining U.S. operations of Early Stage and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $106.8 million, which was offset by a release of $106.8 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders' equity. During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a liquidation of the Company's net investment in its self-sustaining U.S. operations of MDS Analytical technologies and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $39.9 million, which was offset by a release of $39.9 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders' equity.

The following table summarizes the activities of the Company's derivative instruments:

Years ended October 31		2010		2009		2008
Realized gain on foreign currency forward contracts under cash flow hedges(a)	$	-	$	-	$	-
Unrealized gain on foreign currency forward contracts under cash flow hedges(b)	$	-	$	-	$	-
Unrealized gain on foreign currency forward contracts not under hedging relationships(c)	$	-	$	-	$	-
Reclassification of realized gain recorded in OCI relating to net investment hedge	$	(146,638)	$	-	$	-
Unrealized (gain) loss recorded in OCI relating to net investment hedges(d)	$	(2,400)	$	(23,645)	$	63,734
Unrealized gain recorded in OCI expected to be reclassed to consolidated statements of operations in the next 12 months(e)	$	-	$	-	$	-
Unrealized (gain) loss for embedded derivatives recorded in change in fair value of embedded derivatives(f)	$	(13,050)	$	(7,922)	$	14,488

(a) Excludes realized loss of foreign currency forward contracts under cash flow hedges of $nil (2009 — $6.9 million; 2008 — $nil) related to discontinued operations.
(b) Excludes unrealized (gain) loss of foreign currency forward contracts under cash flow hedges of $nil (2009 — $(2.0) million; 2008 — $15.4 million) related to discontinued operations.
(c) Excludes unrealized gain of foreign currency forward contracts not under hedging relationships of $nil (2009 — $nil; 2008 — $(0.6) million) related to discontinued operations.
(d) No ineffectiveness was recorded in income for the years ended October 31, 2010, 2009 and 2008 relating to the net investment hedge.
(e) Excludes unrealized gain recorded in OCI expected to be reclassed to consolidated statements of operations in the next 12 months of $nil (2009 — $nil; 2008 — $(9.1) million) related to discontinued operations.
(f) Excludes unrealized loss (gain) for embedded derivatives related to the discontinued operations of $0.5 million (2009 — $(1.1) million; 2008 — $(0.8) million).

Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers

[All amounts in thousands of U.S. dollars, except where noted]

carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of October 31, 2010, accounts receivable is net of an allowance for uncollectible accounts of $0.2 million (2009 – $0.8 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. In the event of non-performance by counterparty, the carrying value of the Company's financial instruments represents the maximum amount of loss that would be incurred.

Valuation methods and assumptions for fair value measurements

Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy

The fair value of the Company's financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company's financial assets and liabilities measured at fair value on a recurring basis:

As of October 31, 2010

Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$ -	$ -	$ -	$ -
Asset backed commercial paper *(Note 7)*	$ -	$ -	$ -	$ -
Available for sale *(Note 8)*	$ 1,557	$ -	$ -	$ 1,557
Derivative assets *(Note 7)*	$ -	$ 6	$ 10,514	$ 10,520
Derivative liabilities *(Note 12(b))*	$ -	$ 1,955	$ -	$ 1,955

As of October 31, 2009

Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 9,851	$ -	$ -	$ 9,851
Asset backed commercial paper *(Note 7)*	$ -	$ -	$ 10,713	$ 10,713
Available for sale *(Note 8)*	$ 902	$ -	$ -	$ 902
Derivative liabilities *(Note 12(b))*	$ -	$ 4,179	$ -	$ 4,179

The following table presents the changes in the Level 3 fair value category:

Year ended October 31, 2010

Description	As of October 31 2009	Net Realized/ Unrealized Gains (Losses) included in Earnings	Net Realized/ Unrealized Gains (Losses) included in Other	Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of October 31 2010
Asset backed commercial paper *(Note 7)*	$ 10,713	$ (299)	$ -	$ (10,414)	$ -	$ -
Derivative assets *(Note 7)*	-	-	-	10,514	$	$ 10,514

[All amounts in thousands of U.S. dollars, except where noted]

					Year ended October 31, 2009
		Net Realized/ Unrealized Gains (Losses) included in				
Description	As of October 31 2008	Earnings	Other	Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of October 31 2009
Asset backed commercial paper *(Note 7)*	$ -	$ -	$ 1,001	$ 9,712	$ -	$ 10,713
Available for sale(a)	$ 9,712	$ -	$ -	$ (9,712)	$ -	$ -

(a) As of October 31, 2008, available for sale was comprised of ABCP, which was designated as held for trading as of January 21, 2009 (Note 7).

19. Restructuring Charges

The Company has undertaken a number of restructuring activities given its strategic repositioning activities, including the sale of MDS Analytical Technologies and Early Stage (Note 3). As a result of these activities, the Company recorded a total pre-tax restructuring charge of $62.5 million (2009 – $9.3 million; 2008 – $1.2 million) for the year ended October 31, 2010.

The restructuring charges of $62.5 million in fiscal 2010 are primarily for $42.1 million of workforce reductions including $16.0 million of severance, $8.2 million of stock-based compensation due to accelerated vesting of stock options, restricted stock units (RSUs) and performance share units (PSUs), $6.7 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $11.2 million of transaction incentive payments payable to certain executive and other senior officers of the Company triggered by the sale of MDS Analytical Technologies and Early Stage. A charge of $7.2 million was also recorded for future rent payments net of estimated sublease revenue related to the Company's corporate office space in Toronto, Canada, and cancellation of certain contracts for information technology that contained minimum purchase or fixed price commitments that became uneconomical for the remaining business. The remaining $13.2 million is for fees related to financial advisory services provided by investment bankers on the overall strategic repositioning activities of the Company, which were finalized through negotiations with the Company's investment bankers during the third quarter of fiscal 2010. In agreement with the investment bankers, since two of the Company's business units were sold, a fee was payable based on the market capitalization of the remaining business, which was determined by the first sixty days average closing market price of the Common shares following the completion of the sale of MDS Analytical Technologies and MDS Pharma Services.

The restructuring charges of $9.3 million and $1.2 million in fiscal 2009 and 2008, respectively, were primarily for workforce reduction and various initiatives focused on improving profitability. The Company has completed its activities associated with the fiscal 2009 and 2008 restructuring plans and has utilized all of the related prior year provisions.

As of October 31, 2010, the restructuring provision of $11.5 million (October 31, 2009 – $7.9 million) is included in accrued liabilities (Note 12) and other long-term liabilities (Note 15) in the consolidated statements of financial position. The fiscal 2010 restructuring activities have been substantially completed and the majority of the remaining restructuring provision is expected to be utilized in the first half of fiscal 2011.

The table below provides an analysis of the Company's restructuring activities related to its continuing operations until October 31, 2010.

	Expenses				Cumulative Activities		Balance as of October 31
	2010	2009	2008	**Total**	Cash	Non-Cash	**2010**
Workforce reductions	$ **42,161**	$ 9,306	$ 333	$ **51,800**	$ (47,527)	$ (819)	$ **3,454**
Contract cancellation charges	**7,175**	-	907	**8,082**	(1,064)	1,037	**8,055**
Other	**13,195**	-	-	**13,195**	(13,181)	(14)	**-**
Restructuring charges	$ **62,531**	$ 9,306	$ 1,240	$ **73,077**	$ (61,772)	$ 204	$ **11,509**

[All amounts in thousands of U.S. dollars, except where noted]

20. Other Expenses, Net

Years ended October 31	2010	2009	2008
Research and development	$ 4,949	$ 4,440	$ 3,556
Loss (gain) on sale of investment	1,054	-	(1,513)
Impairment of long-lived assets *(Note 10)*	8,913	-	-
Write-down of investments /valuation provisions	-	938	10,654
Loss on sale of business	-	-	3,869
Foreign exchange loss (gain)[(a)]	32,010	4,627	(6,757)
Other[(b)]	(14,165)	(551)	1,774
Other expenses, net	$ 32,761	$ 9,454	$ 11,583

(a) The foreign exchange loss for the year ended October 31, 2010 was primarily a result of the revaluation of the $450.0 million of proceeds from the sale of MDS Analytical Technologies (Note 3) that were held in a Canadian dollar functional currency entity in U.S. dollars to fund the substantial issuer bid. The offset to this non-cash revaluation loss is reflected as foreign currency translation gain in AOCI as part of shareholders' equity.

(b) Included in other is TSA revenue of $14.0 million (2009 — $0.6 million; 2008 — $nil) for the year ended October 31, 2010, relating to the sales of MDS Pharma Services Phase II-IV, Central Labs and Early Stage, and MDS Analytical Technologies.

21. Income Taxes

Income tax provision

The components of the Company's (loss) income from continuing operations before income taxes and the related provision for income taxes are presented below:

Years ended October 31	2010	2009	2008
Canadian	$ (61,825)	$ 4,826	$ (329,707)
Foreign	(42,697)	(1,821)	(8,308)
(Loss) income from continuing operations before income taxes	$ (104,522)	$ 3,005	$ (338,015)

The components of the income tax (recovery) expense are as follows:

Years ended October 31	2010	2009	2008
Canadian income tax (recovery) expense			
Current	$ (9,788)	$ 2,330	$ 22,125
Deferred	(6,998)	1,452	(117,000)
Foreign income tax expense (recovery)			
Current	121	10,680	12,775
Deferred	15,491	193	(14,217)
Income tax (recovery) expense	$ (1,174)	$ 14,655	$ (96,317)

[All amounts in thousands of U.S. dollars, except where noted]

A reconciliation of expected income taxes to reported income tax expenses is provided below.

Years ended October 31		2010		2009		2008
Expected income tax (recovery) expense at the 30% (2009 – 32%; 2008 – 33%) statutory rate	$	**(31,318)**	$	962	$	(111,545)
Increase (decrease) in taxes as a result of:						
Deferred tax recovery on the MAPLE Facilities lease reassessment at lower tax rates		**-**		-		17,550
Valuation allowance on deferred tax assets		**24,970**		11,757		-
Other investment write-downs		**-**		-		2,277
Tax (benefit) liability arising on utilization of R&D tax credits		**(11)**		1,032		(11,100)
Net changes in reserves for uncertain tax positions(a)		**(10,217)**		3,455		3,854
Foreign earnings taxed at rates different from the statutory rate		**956**		(1,417)		(1,448)
Stock-based compensation		**269**		1,277		1,830
Foreign losses not recognized		**-**		-		1,493
Impact of income tax rate changes		**1,065**		-		6,325
Deferred tax rate differential		**(562)**		-		-
Non-deductible foreign exchange losses		**6,950**		-		-
Provision to previously filed tax returns		**4,188**		-		-
Impact of non-deductible expenses and other differences		**2,536**		(2,411)		(5,553)
Reported income tax (recovery) expense	$	**(1,174)**	$	14,655	$	(96,317)

(a) Excludes net changes in reserves for uncertain tax positions related to discontinued operations.

Deferred tax assets and liabilities

Components of the deferred tax assets and liabilities consist of the following temporary differences:

As of October 31		2010		2009
Tax benefit of losses carried forward	$	**74,790**	$	11,637
Tax basis in excess of book value		**8,955**		14,905
Investment tax credits		**52,149**		31,145
Provisions and reserves		**2,054**		14,073
Other comprehensive income		**6,830**		(5,573)
Deferred tax assets before valuation allowance		**144,778**		66,187
Valuation allowance		**(57,948)**		(11,637)
Net deferred tax assets	$	**86,830**	$	54,550

No deferred income taxes have been provided on undistributed earnings, or relating to cash held in foreign jurisdictions as the Company has estimated that any income or withholding taxes on repatriation would not be significant.

Included within the tax benefit of losses carried forward are deferred tax assets relating to capital losses carried forward for continuing operations of $41.1 million (2009 – $2.7 million; 2008 – $2.4 million). The amount of valuation allowance recorded against these assets is $41.1 million (2009 – $2.7 million; 2008 – $2.4 million).

Tax losses carried forward

As of October 31, 2010, the Company has deferred tax assets relating to net operating loss carryovers for continuing operations of $33.7 million (2009 – $8.9 million; 2008 – $6.5 million). These tax assets relate to $121.3 million (2009 – $29.9 million; 2008 – $24.0 million) of gross tax loss carryovers from continuing operations. Of the total losses, $79.3 million (2009 – $3.6 million; 2008 – $3.3 million) will expire in various years between 2014 and 2030 with the remaining $42 million (2009 – $26.3 million; 2008 – $20.7 million) being carried forward indefinitely.

Tax contingencies

At October 31, 2010, the gross reserves for uncertain tax positions excluding accrued interest and penalties were $7.8 million (2009 – $45.5 million) as noted in the following reconciliation. The Company estimates that the total amounts of unrecognized tax benefits will decrease by $2.8 million during the year ended October 31, 2011.

[All amounts in thousands of U.S. dollars, except where noted]

	2010	2009
Gross unrecognized tax benefits, beginning of year, November 1	$ 45,539	$ 29,518
Additions for tax positions from prior year	-	1,407
Reductions for tax positions from prior years	(36,003)	-
Additions for tax positions related to the current year	663	11,614
Reduction for tax positions related to the current year	-	(898)
Reduction for tax positions related to discontinued operations	(4,124)	-
Currency translation adjustment	1,767	3,898
Gross unrecognized tax benefits, end of year, October 31	$ 7,842	$ 45,539

The Company accrues an estimate for interest and penalties related to uncertain tax positions in income tax expense. At October 31, 2010, accrued interest and penalties related to uncertain tax positions totaled $2.7 million (2009 – $4.2 million).

The Company is subject to taxation in its principal jurisdiction of Canada and in numerous other countries around the world. With few exceptions, the Company is no longer subject to examination by Canadian tax authorities for years prior to 2004. However, most tax returns for 2002 and beyond remain open to examination by various tax authorities.

22. Supplementary Cash Flow Information

Items not affecting cash flows comprise the following:

Years ended October 31	2010	2009	2008
Depreciation and amortization	$ 29,230	$ 23,631	$ 25,282
Stock option compensation	2,768	2,736	3,370
Deferred income taxes	8,493	1,645	(131,217)
MAPLE Facilities write-off	-	-	341,000
Impairment of long-lived assets	8,913	-	-
Equity loss (earnings), including cash distribution of $3,034 (2009 – $nil; 2008 – $nil)	3,684	49	(160)
Write-down of investments	-	938	10,654
Loss (gain) on sale of investments	1,054	-	(1,513)
Loss on sale of businesses	-	-	3,869
Change in fair value of embedded derivatives	(13,050)	(7,922)	14,488
Foreign currency transactional loss (gain)[a]	26,340	2,422	(4,151)
Other[b]	9,544	(4,577)	(24,307)
	$ 76,976	$ 18,922	$ 237,315

(a) Foreign currency transactional loss for the year ended October 31, 2010 primarily relates to approximately $27 million of non-cash foreign exchange revaluation loss (Note 20).
(b) Other includes non-deductible expenses

Changes in operating assets and liabilities comprise the following:

Years ended October 31	2010	2009	2008
Accounts receivable	$ 15,309	$ 53,788	$ 47,732
Notes receivable	-	59,660	(3,321)
Inventories	(1,465)	(4,214)	1,909
Other current assets	(10,037)	(260)	(11,397)
Accounts payable and accrued liabilities	(3,369)	(23,565)	(82,373)
Income taxes	(40,828)	(2,082)	(54,805)
Deferred income and other long-term obligations	(2,737)	5,526	(3,049)
	$ (43,127)	$ 88,853	$ (105,304)

23. Stock-Based Compensation

During the first quarter of fiscal 2010, the closing of the sale of MDS Analytical Technologies (Note 3) triggered a change of control (COC) under the Company's stock-based compensation arrangements, which resulted in all of the outstanding unvested stock options, RSUs and PSUs granted to certain executive officers and other employees immediately becoming fully vested and exercisable. Stock-based compensation related to the COC is reported in restructuring charges and other regular stock-based compensation is reported in selling, general and administration expenses, respectively, in "Loss from continuing operations". Stock-based compensation related to discontinued operations is reported in costs and other expenses in "Loss from discontinued operations, net of income taxes". In accordance with the COC policy, the actual payment for the mid-term incentive plans (MTIP) and the RSU awards is based on the average closing price of the Common shares for the five trading days up to and including the date of vesting.

Stock option plan

At the Company's annual and Special Meeting of Shareholders held on March 8, 2007, shareholders approved the Company's 2007 Stock Option Plan (the Plan), which replaced the Company's 2006 Stock Option Plan. Under the Plan, which conforms to all current regulations of the New York and Toronto stock exchanges, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board of Directors in its approval. All options granted after January 29, 2010 vest evenly over three years and have a term of seven years. As of October 31, 2010, 10,887,310 Common shares have been reserved for issuance under the Plan.

During fiscal 2010, the Company granted 1,174,000 C$ stock options at an average exercise price of C$9.66, which vest 100% after three years from the grant date and have a seven-year term.

Stock-based compensation expense related to the Company's stock option plan for the year ended October 31, 2010 is $3.5 million (2009 – $4.0 million; 2008 – $5.0 million), of which $0.2 million (2009 – $2.8 million; 2008 – $3.3 million) is included in selling, general and administration expenses and $2.5 million (2009 – $nil; 2008 – $nil) is in restructuring charges (Note 19), respectively, in "Loss from continuing operations", and $0.8 million (2009 – $1.2 million; 2008 – $1.7 million) is included in costs and other expenses in "Loss from discontinued operations, net of income taxes" (Note 3).

Canadian Dollar Options

	Number (000s)		Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (C$ thousands)
Outstanding as of October 31, 2008	4,190	$	19.92	4.3	$	-
Granted	-		-			
Exercised	-		-			
Cancelled or forfeited	(636)		20.21			
Expired	(72)		15.50			
Outstanding as of October 31, 2009	3,482	$	19.95	3.5	$	-
Granted	**1,174**		**9.66**			
Exercised	**-**		**-**			
Cancelled or forfeited	**(996)**		**20.63**			
Expired	**(129)**		**14.49**			
Outstanding as of October 31, 2010	**3,531**	**$**	**16.53**	**3.9**	**$**	**2,067**
Vested and expected to vest as at October 31, 2009[a]	3,347	$	19.88	3.8	$	-
Vested and expected to vest as at October 31, 2010[a]	**3,386**	**$**	**16.82**	**4.1**	**$**	**1,813**
Exercisable as at October 31, 2009	2,972	$	19.72	3.3	$	-
Exercisable as at October 31, 2010	**2,356**	**$**	**19.95**	**2.5**	**$**	**-**

(a) The expected to vest amount represents the unvested options as at October 31, 2010 and 2009, respectively, less estimated forfeitures.

Canadian dollar options outstanding as of October 31, 2010 comprise the following:

		Options Outstanding			Options Exercisable		
Range of Exercise Prices (C$)	**Weighted Average Remaining Contractual Life (Years)**	**Number (000s)**		**Weighted Average Exercise Price (C$)**	**Number (000s)**		**Weighted Average Exercise Price (C$)**
$09.65 - $10.19	6.70	**1,165**	$	**9.65**	**-**	$	**-**
$10.20 - $18.81	2.29	**576**		**16.97**	**566**		**17.08**
$18.82 - $20.10	2.08	**743**		**19.67**	**743**		**19.67**
$20.11 - $21.74	2.89	**270**		**21.29**	**270**		**21.29**
$21.75 - $22.50	3.05	**777**		**21.85**	**777**		**21.85**
	3.91	**3,531**	$	**16.53**	**2,356**	$	**19.95**

United States Dollar Options

	Number (000s)		Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (US$ thousands)
Outstanding as of October 31, 2008	1,153	$	15.88	6.6	$	-
Granted	46		6.14			
Cancelled or forfeited	(44)		15.86			
Outstanding as of October 31, 2009	1,155	$	15.49	5.7	$	-
Granted	-		-			
Exercised or released	**(43)**		**6.14**			
Cancelled or forfeited	**(310)**		**15.77**			
Outstanding as of October 31, 2010	**802**	**$**	**15.88**	**4.6**	**$**	**15**
Vested and expected to vest as at October 31, 2009	1,121	$	15.49	5.7	$	82
Vested and expected to vest as at October 31, 2010	**802**	**$**	**15.88**	**2.6**	**$**	**15**
Exercisable as at October 31, 2009	369	$	15.88	5.6	$	-
Exercisable as at October 31, 2010	**802**	**$**	**15.88**	**4.6**	**$**	**15**

United States dollar options outstanding as of October 31, 2010 comprise the following:

		Options Outstanding			Options Exercisable		
Range of Exercise Prices (US$)	**Weighted Average Remaining Contractual Life (Years)**	**Number (000s)**		**Weighted Average Exercise Price (US$)**	**Number (000s)**		**Weighted Average Exercise Price (US$)**
$6.13 - $6.15	5.13	**3**	$	**6.15**	**3**	$	**6.15**
$14.35 - $17.74	4.61	**799**		**15.92**	**799**		**15.92**
	4.61	**802**	$	**15.88**	**802**	$	**15.88**

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2010	2009	2008
Risk-free interest rate	**2.1%**	1.7%	3.6%
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**0.365**	0.311	0.231
Expected time until exercise (years)	**3.64**	4.20	4.40

The weighted average fair values of options granted are estimated to be C$2.91 per Common share in fiscal 2010, US$1.47 per Common share in fiscal 2009, and C$4.51 and US$4.13, respectively, per Common share in fiscal 2008.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2010		2009		2008
Aggregate intrinsic value of options exercised	**C$**	**-**	C$	-	C$	854
	US$	**62**	US$	-	US$	-
Aggregate grant-date fair value of shares vested	**C$**	**5,920**	C$	3,657	C$	5,475
	US$	**4,518**	US$	1,566	US$	-

[All amounts in thousands of U.S. dollars, except where noted]

As of October 31, 2010, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately C$2.7 million and US$nil, which will be amortized over the weighted average remaining requisite service period of approximately 32 months and nil months, respectively, for the C$ and US$ stock options.

Incentive plans

During fiscal 2010, all of the outstanding PSUs under the MTIP accelerated and fully vested pursuant to the COC policy. As of October 31, 2010, there are no outstanding PSUs.

The Company records the costs of its MTIP plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock option compensation. The table below shows the liability and expense related to the MTIP plans of the Company. There is no 2010 MTIP.

Liability[(a)]		**As of October 31**		
		2010		2009
2006 Plan	$	**930**	$	1,147
2007 Plan		-		-
2008 Plan		-		-
2009 Plan		-		-
Total	$	**930**	$	1,147

Expense (Income)[(b)]				**Years ended October 31**		
		2010		2009		2008
2006 Plan	$	**(28)**	$	-	$	(6,773)
2007 Plan		-		-		(2,980)
2008 Plan		**3,988**		(2,256)		1,739
2009 Plan		**6,101**		-		-
Total	$	**10,061**	$	(2,256)	$	(8,014)

(a) The MTIP liability is included in the employee-related accruals in accrued liabilities in the consolidated statements of financial position (Note 12).

(b) The MTIP expense (income) for the year ended October 31, 2010 is $10.1 million (2009 — $(2.3) million ; 2008 — $(8.0) million), of which $nil (2009 — $(1.1) million; 2008 — $(2.7) million) is included in selling, general and administration expenses and $5.6 million (2009 — $nil; 2008 — $nil) is included in restructuring charges (Note 19), respectively, in "Loss from continuing operations", and $4.5 million (2009 — $(1.2) million; 2008 — $(5.3) million) is included in costs and other expenses in "Loss from discontinued operations, net of income taxes" (Note 3).

Restricted stock units

The Company periodically grants time-based RSUs to certain employees. Outstanding RSUs are strictly time-based and vest at the end of the restriction period, which can be settled in cash or shares. Payout will be made within 60 days of the vesting date. During the first quarter of fiscal 2010, all of the 707,000 outstanding RSUs vested, of which 437,000 RSUs accelerated and fully vested pursuant to the COC policy. As of October 31, 2010, there are no outstanding RSUs.

The Company records the liability and expense relating to RSUs based on the market value of its Common shares. The RSU liability as of October 31, 2010 is $nil (October 31, 2009 – $3.3 million), which is included in the employee-related accruals in accrued liabilities in the consolidated statements of financial position (Note 12).

RSU expense for the year ended October 31, 2010 is $2.1 million (2009 – $2.8 million; 2008 – $0.5 million) of which $nil (2009 – $1.2 million; 2008 – $0.2 million) is included in selling, general and administration expenses and $0.8 million (2009 – $nil; 2008 – $nil) is included in restructuring charges (Note 19), respectively, in "Loss from continuing operations", and $1.3 million (2009 – $1.6 million; 2008 – $0.3 million) is included in costs and other expenses in "Loss from discontinued operations, net of income taxes" (Note 3).

24. Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans

The Company sponsors three defined benefit pension plans for certain employees in Canada, Belgium, and the U.S.. The Canadian plan is based on the highest three or six average consecutive years of wages and requires employee contributions. The Belgium plan is based on the average of the last five yearly salaries and also requires employee contributions. The U.S. plan is based on the participants' 60 highest

[All amounts in thousands of U.S. dollars, except where noted]

consecutive months of compensation and their years of service. The pension plan in the U.S. is related to MDS Pharma Services and the Company has retained this pension plan subsequent to the sale of Early Stage.

All plans are funded and the Company uses an October 31st measurement date for its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2010. Based on these actuarial valuations, the Company expects to have annual funding requirements of approximately $4 million to $5 million in each of the next five years, with aggregate estimated contributions of approximately $23 million. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

The components of net periodic pension cost for these plans for fiscal 2010, 2009 and 2008 are as follows:

	Domestic Plan			International Plans		
Year ended October 31	**2010**	2009	2008	**2010**	2009	2008
Components of net periodic pension cost						
Service cost	$ **1,980**	$ 1,352	$ 3,006	$ **105**	$ 196	$ 311
Interest cost	**12,045**	10,291	11,119	**875**	734	821
Expected return on plan assets	**(15,579)**	(13,215)	(14,835)	**(785)**	(676)	(974)
Recognized actuarial (gain) loss	**-**	(961)	-	**344**	198	149
Curtailment gain	**-**	-	(699)	**-**	-	-
Net periodic pension cost [(a)]	$ **(1,554)**	$ (2,533)	$ (1,409)	$ **539**	$ 452	$ 307

(a) Excludes the net periodic benefit cost related to discontinued operations of $nil (2009 — $0.7 million; 2008 — $0.3 million) for the year ended October 31, 2010.

The following weighted average assumptions are used in the determination of the net periodic benefit cost and the projected benefit obligation:

	Domestic Plan			International Plans		
	2010	2009	2008	**2010**	2009	2008
Projected benefit obligation						
Discount rate	**5.40%**	6.50%	7.25%	**4.97%**	4.60%	5.45%
Expected return on plan assets	**6.50%**	6.90%	6.75%	**6.92%**	6.11%	5.74%
Rate of compensation increase	**3.50%**	3.75%	3.75%	**3.00%**	4.00%	4.28%
Benefit cost						
Discount rate	**6.50%**	7.25%	5.80%	**5.35%**	5.94%	4.74%
Expected return on plan assets	**6.90%**	6.75%	6.75%	**6.92%**	6.28%	5.74%
Rate of compensation increase	**3.75%**	3.75%	3.75%	**4.10%**	4.32%	3.85%

Discount rate assumptions have been, and continue to be, based on the prevailing long-term, market interest rates at the measurement date.

[All amounts in thousands of U.S. dollars, except where noted]

The changes in the projected benefit obligation, fair value of plan assets, and the funded status of the plans are as follows:

	Domestic Plan		International Plans	
As of October 31	**2010**	2009	**2010**	2009
Change in projected benefit obligation				
Projected benefit obligation, beginning of year	$ **178,296**	$ 138,531	$ **13,021**	$ 9,872
Service cost - pension	**3,135**	2,373	**1,006**	213
Interest cost	**12,045**	10,291	**875**	795
Benefits paid	**(7,661)**	(7,547)	**(819)**	(358)
Actuarial loss	**18,124**	17,141	**4,663**	2,499
Curtailment gain[(a)]	**-**	-	**(1,957)**	-
Foreign currency exchange rate changes	**11,228**	17,507	**(751)**	-
Projected benefit obligation, end of year	**215,167**	178,296	**16,038**	13,021
Change in fair value of plan assets				
Fair value of plan assets, beginning of year	**191,867**	163,551	**8,184**	8,539
Actual return on plan assets	**20,594**	14,119	**3,826**	(136)
Benefits paid	**(7,661)**	(7,547)	**(819)**	(358)
Employer contributions	**6,222**	542	**231**	139
Employee contributions	**1,133**	1,045	**32**	-
Foreign currency exchange rate changes	**11,956**	20,157	**74**	-
Fair value of plan assets, end of year	**224,111**	191,867	**11,528**	8,184
Funded status – over/(under) at end of year	$ **8,944**	$ 13,571	$ **(4,510)**	$ (4,837)

(a) On March 5, 2010, the Company completed the sale of Early Stage (Note 3), which resulted in the termination of employees' services earlier than expected in the U.S. plan. A curtailment gain of $2.0 million is recorded for the year ended October 31, 2010, which is included in "Total comprehensive loss" in the consolidated statements of shareholders' equity and comprehensive loss and reduces the projected benefit obligation by $2.0 million as of October 31, 2010.

The funded status, measured as the difference between the fair value of plan assets and the projected benefit obligation, for the Canadian plan is included in other long-term assets (Note 9) and the funded status of the U.S. plan and the Belgium plan are included in other long-term liabilities (Note 15) in the consolidated statements of financial position.

A reconciliation of the funded status to the net plan assets (liabilities) recognized in the consolidated statements of financial position is as follows:

	Domestic Plan		International Plans	
As of October 31	**2010**	2009	**2010**	2009
Projected benefit obligation	$ **215,167**	$ 178,296	$ **16,038**	$ 13,021
Fair value of plan assets	**224,111**	191,867	**11,528**	8,184
Plan assets in excess of (less than) projected benefit obligation	**8,944**	13,571	**(4,510)**	(4,837)
Unrecognized net actuarial loss	**22,635**	9,505	**5,891**	6,554
Net amount recognized at year end	$ **31,579**	$ 23,076	$ **1,381**	$ 1,717
Long-term pension plan assets	$ **8,944**	$ 13,571	$ **-**	$ -
Non-current liabilities	**-**	-	**(4,510)**	(4,837)
Accumulative other comprehensive loss	**22,635**	9,505	**5,891**	6,554
Net amount recognized at year end	$ **31,579**	$ 23,076	$ **1,381**	$ 1,717

The following table illustrates the amounts in accumulated other comprehensive income that have not yet been recognized as components of pension expense:

As of October 31	**2010**	2009
Net actuarial loss	$ **28,526**	$ 16,059
Deferred income taxes	**(6,992)**	(5,042)
Accumulated other comprehensive loss - net of tax	$ **21,534**	$ 11,017

[All amounts in thousands of U.S. dollars, except where noted]

The weighted average asset allocation of the Company's pension plans is as follows:

	Target	Domestic Plan		International Plans	
Asset Category		**2010**	2009	**2010**	2009
Cash	0.0%	**0.1%**	-	**0.5%**	48.5%
Fixed income	44.0%	**44.9%**	39.6%	**22.8%**	18.2%
Equities	56.0%	**55.0%**	60.4%	**49.8%**	33.3%
Other[(a)]		**-**	-	**26.9%**	-
Total	100.0%	**100.0%**	100.0%	**100.0%**	100.0%

(a) Other asset category represents insurance contracts for the Company's defined benefit pension plan in Belgium.

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans, which are designed to maximize the total rate of return (income and appreciation) after inflation, within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. The Company's expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

The following table provides a basis of fair value measurement for plan assets held by the Company's pension plans that are measured at fair value on a recurring basis. See also the discussion of fair value hierarchy in Note 18.

As of October 31, 2010	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	**$ 275**	**$ -**	**$ -**	**$ 275**
Debt securities	**-**	**103,377**	**-**	**103,377**
Equity securities	**-**	**129,286**	**-**	**129,286**
Other	**-**	**-**	**2,701**	**2,701**
Total	**$ 275**	**$ 232,663**	**$ 2,701**	**$ 235,639**

Expected future benefit payments are as follows:

Years ended October 31	**Domestic Plan**	**International Plans**
2011	**$ 8,060**	**$ 533**
2012	**8,552**	**557**
2013	**9,161**	**602**
2014	**9,728**	**864**
2015	**10,411**	**834**
2016 – 2020	**60,676**	**5,533**
	$ 106,588	**$ 8,923**

Other benefit Plans

Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans are as follows:

Years ended October 31	**2010**	2009	2008
Components of net periodic cost			
Current service cost	**$ 276**	$ 162	$ 304
Interest cost	**790**	734	888
Recognized actuarial loss (gain)	**348**	(416)	(39)
Recognized past service cost	**(48)**	(42)	(56)
Curtailment gain recognized	**(486)**	-	(1,055)
Net periodic cost[(a)]	**$ 880**	$ 438	$ 42

(a) Excludes the net periodic cost related to discontinued operations of $nil (2009 — $0.2 million; 2008 — $nil) for the year ended October 31, 2010.

[All amounts in thousands of U.S. dollars, except where noted]

The weighted average assumptions used to determine the net periodic pension cost and projected benefit obligation for these plans are as follows:

	2010	2009	2008
Projected benefit obligation			
Discount rate	**5.13%**	6.09%	7.15%
Rate of compensation increase	**3.96%**	4.12%	4.13%
Initial health care cost trend rate	**9.10%**	9.12%	8.84%
Ultimate health care cost trend rate	**4.50%**	4.85%	4.84%
Years until ultimate trend rate is reached	**11**	13	9
Benefit cost			
Discount rate	**6.08%**	7.15%	5.70%
Rate of compensation increase	**4.05%**	4.12%	4.13%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in fiscal 2010:

	1% Increase	1% Decrease
Change in net benefit cost	$ **86**	$ **(71)**
Change in projected benefit obligation	$ **1,330**	$ **(1,099)**

The changes in the projected benefit obligation and the funded status of the plans are as follows:

As of October 31	2010	2009
Change in projected benefit obligation		
Projected benefit obligation – beginning of year	$ **12,801**	$ 10,157
Service cost	**404**	162
Interest cost	**662**	734
Benefits paid	**(924)**	(538)
Actuarial loss	**1,992**	1,023
Curtailment gain	**(487)**	-
Foreign currency exchange rate changes	**803**	1,263
Projected benefit obligation – end of year	$ **15,251**	12,801
Funded status – under at end of year	$ **(15,251)**	$ (12,801)

A reconciliation of the funded status to the net plan liabilities recognized in the consolidated statements of financial position is as follows:

As of October 31	2010	2009
Projected benefit obligation	$ **15,251**	$ 12,801
Fair value of plan assets	**-**	-
Plan assets less than projected benefit obligation	**(15,251)**	(12,801)
Unrecognized past service costs	**(1,135)**	(2,589)
Unrecognized actuarial gains	**-**	(325)
Net amount recognized at year end	$ **(16,386)**	$ (15,715)
Non-current liabilities	$ **(15,251)**	$ (12,801)
Accumulative other comprehensive income	**(1,135)**	(2,914)
Net amount recognized at year end	$ **(16,386)**	$ (15,715)

The other benefit plan liabilities related to continuing operations are included within other long-term liabilities (Note 15). The other benefit plan liabilities related to discontinued operations as of October 31, 2010 of $nil (2009 – $1.0 million) are included in liabilities of discontinued operations on the consolidated statements of financial position (Note 3).

As of October 31, 2010, the unrecognized actuarial gains and past service costs of $1.1 million (2009 – $2.8 million), net of tax of $0.3 million (2009 – $(0.7) million) are included in accumulated other comprehensive income.

[All amounts in thousands of U.S. dollars, except where noted]

Based on the actuarial assumptions used to develop the Company's benefit obligations as of October 31, 2010, the following benefit payments are expected to be made to plan participants:

Years ended October 31		
2011	$	**995**
2012		**1,019**
2013		**981**
2014		**1,035**
2015		**1,099**
2016 – 2020		**5,606**
Total	$	**10,735**

During fiscal 2011, the Company expects to contribute approximately $8 million and $1 million to the Company's pension plans and other benefit plans, respectively.

During fiscal 2010, the Company contributed $3.5 million to defined contribution pension plans on behalf of its employees (2009 – $7.6 million; 2008 – $8.8 million).

25. Segmented Information

In accordance with ASC 280, *"Segment Reporting"*, the Company discloses financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available and is regularly evaluated by the Company's chief operating decision maker (CODM) in assessing performance and deciding how to allocate resources.

During fiscal years 2009 and 2010, the Company sold MDS Pharma Services and MDS Analytical Technologies. As a result, MDS Pharma Services and MDS Analytical Technologies have been reported in discontinued operations in the consolidated financial statements for all periods presented herein (Note 3) and have appropriately been excluded from the following segment disclosures.

The Company's remaining operations consist of the Nordion business and related corporate and public-company activities. The Company concluded its strategic repositioning in 2010 and management redefined its business segments to align with the way the CODM now evaluates separate financial information for purposes of assessing performance and deciding how to allocate resources. As discussed in Note 1, Nordion operates as a global life sciences company with three business segments: Medical Isotopes, Targeted Therapies and Sterilization Technologies. These segments are organized predominantly around the products and services provided to customers identified for the businesses. Segmented information has been restated for prior years to conform to the new basis of segmentation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment's operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment. Management does not track or allocate assets on a business segment basis. Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information. Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

[All amounts in thousands of U.S. dollars, except where noted]

The information presented below is for continuing operations.

Operating results

Year ended October 31, 2010		Medical Isotopes		Targeted Therapies		Sterilization Technologies		Corporate and Other		Total
Revenues	$	57,958	$	65,552	$	116,842	$	-	$	240,352
Direct cost of revenues		36,432		38,771		53,209		-		128,412
Selling, general and administration[(a)]		17,316		15,436		16,676		48,238		97,666
Other expense, net [(b)]		64		4,763		96		17,871		22,794
Segment earnings (loss)	$	4,146	$	6,582	$	46,861	$	(66,109)	$	(8,520)
Depreciation and amortization		4,870		7,211		5,182		11,967		29,230
Restructuring charges, net										62,531
AECL arbitration and legal costs										9,207
Loss on sale of investments										1,054
Impairment of long-lived assets										8,913
Change in fair value of embedded derivatives										(13,050)
Operating loss from continuing operations									$	(106,405)

(a) Excludes AECL arbitration and legal costs of $9.2 million
(b) Excludes impairment of long-lived assets of $8.9 million and loss on sale of investment of $1.1 million

Year ended October 31, 2009		Medical Isotopes		Targeted Therapies		Sterilization Technologies		Corporate and Other		Total
Revenues	$	94,412	$	42,261	$	94,590	$	-	$	231,263
Direct cost of revenues		47,750		26,380		44,285		-		118,415
Selling, general and administration[(c)]		14,207		11,047		14,629		38,168		78,051
Other expense, net[(d)]		643		4,573		591		2,708		8,515
Segment earnings (loss)	$	31,812	$	261	$	35,085	$	(40,876)	$	26,282
Depreciation and amortization		4,302		5,275		4,451		9,603		23,631
Restructuring charges, net										9,306
Write-down of investments										939
AECL arbitration and legal costs										1,944
Change in fair value of embedded derivatives										(7,922)
Operating loss from continuing operations									$	(1,616)

(c) Excludes AECL arbitration and legal costs of $1.9 million
(d) Excludes write-down of investments of $0.9 million

Year ended October 31, 2008		Medical Isotopes		Targeted Therapies		Sterilization Technologies		Corporate and Other		Total
Revenues	$	120,987	$	40,367	$	118,099	$	16,781	$	296,234
Direct cost of revenues		58,431		28,596		49,216		13,858		150,101
Selling, general and administration		17,828		12,895		16,082		60,326		107,131
Other (income) expense, net [(e)]		(472)		3,025		(695)		(5,475)		(3,617)
Segment earnings (loss)	$	45,200	$	(4,149)	$	53,496	$	(51,928)	$	42,619
Depreciation and amortization		4,234		3,947		4,564		12,537		25,282
Restructuring charges, net										1,240
MAPLE facilities write-off										341,000
Loss on sale of business										3,869
Write-down of investments										10,654
AECL arbitration and legal costs										677
Change in fair value of embedded derivatives										14,488
Operating loss from continuing operations									$	(354,591)

(e) Excludes loss on sale of investment of $10.7 million, loss on sale of business 3.9 million and AECL arbitration and legal costs of $0.7 million.

[All amounts in thousands of U.S. dollars, except where noted]

Revenues by geographic location are summarized below:

Years ended October 31			Canada		US		Europe		Other		Total
	2010	**$**	**6,857**	**$**	**137,054**	**$**	**37,103**	**$**	**59,338**	**$**	**240,352**
	2009		6,772		127,556		31,493		65,442		231,263
	2008		10,384		169,083		35,737		81,030		296,234

Property, plant and equipment by geographic location and additions are summarized below:

			Total		Additions
Canada	**2010**	**$**	**110,274**	**$**	**7,277**
	2009		120,668		8,895
Europe	**2010**	**$**	**1,390**	**$**	**362**
	2009		9,983		1,088
Total	**2010**	**$**	**111,664**	**$**	**7,639**
	2009		130,651		9,983

All of the goodwill of the Company is carried in Canada, and is allocated to Medical Isotopes $0.9 million and Sterilization Technologies $1.6 million.

Significant customers
For the year ended October 31, 2010, one major customer in Medical Isotopes segment accounted for $20.6 million or 9% (2009 – $38.4 million or 17%; 2008 – $53.4 million or 18%) of the Company's revenues.

26. Commitments and Contingencies

Leases and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and equipment. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees, which are not reflected in the table below.

As of October 31, 2010, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

		Operating Leases		Other Contractual Commitments
2011	$	**4,804**	$	**45,895**
2012		**3,723**		**47,507**
2013		**3,066**		**82,597**
2014		**2,036**		**111,771**
2015		**1,878**		**102,965**
Thereafter		**7,125**		**574,979**
	$	**22,632**	$	**965,714**

Net rental expense for premises and equipment leases for the year ended October 31, 2010 was $16.6 million (2009 – $19.9 million; 2008 – $24.8 million).

Contractual commitments
Included in other contractual commitments is over $900 million associated with long-term supply arrangements primarily with domestic and international suppliers of isotopes. Other contractual commitments also include a $5.4 million (2009 – $18.8 million) relating to the outsourcing of the information technology infrastructure. The terms of these long-term supply or service arrangements range from 1 to 14 years. The amounts purchased under these contractual commitments for the year ended October 31, 2010 are $47.3 million (2009 – $56.3 million; 2008 – $45.4 million).

[All amounts in thousands of U.S. dollars, except where noted]

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in direct cost of revenues for the year ended October 31, 2010 amounted to $3.6 million (2009 – $5.8 million; 2008 – $2.7 million).

Captive insurance liability

The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to captive insurance are $10.3 million as of October 31, 2010 (2009 – $5.9 million).

Retained liabilities related to Early Stage

Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA's review of the Company's bioanalytical operations (Note 12) and certain other contingent liabilities in Montreal, Canada. Nordion has also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for certain U.S. employees, and lease obligations for the Montreal facility as well as two office locations in King of Prussia, Pennsylvania and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at approximately $5 million.

Indemnities and guarantees

In connection with various divestitures that the Company underwent (Note 3), Nordion has agreed to indemnify various buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, Nordion has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate the Nordion's exposure to certain of these potential liabilities, the Company maintains errors and omissions and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past, however the Company has had early discussions with buyers related to certain indemnities provided.

27. Litigation

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company's Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 12). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $29 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company's Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. Nordion has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 12). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

During fiscal 2008, Nordion served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. Nordion concurrently filed a court claim against AECL and the Government of Canada. In this lawsuit, Nordion is seeking against AECL (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract relating to an agreement entered into with AECL in August 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, Nordion is seeking (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government's conduct set out herein against any amounts owing by Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. Nordion's current emphasis is on the arbitration proceedings. Hearings for the arbitration are expected to continue into the second half of fiscal 2011. The Company expects a decision from the panel thereafter.

[All amounts in thousands of U.S. dollars, except where noted]

28. Asset Retirement Obligation (ARO)

During the fourth quarter of fiscal 2009, given the prolonged shutdown of National Research Universal (NRU) reactor, the Company reviewed the timing of incurring future site remediation costs of the facility located in Kanata, Ontario, and established $4.5 million of ARO.

During the fourth quarter of fiscal 2010, the Company reassessed cost estimates and other assumptions used in the valuation of ARO based on new information available and changes in circumstances including regulatory requirements and established $5.5 million and $1.1 million of additional AROs for its facilities in Kanata, Ontario and Fleurus, Belgium, respectively.

The Company's Kanata and Fleurus AROs represent the present value of future remediation costs and are recorded in other long-term liabilities (Note 15) and accrued liabilities (Note 12), respectively, and increased the carrying amounts of the related assets in property, plant and equipment, net in the consolidated statements of financial position. The capitalized future site remediation costs are depreciated and the AROs are accreted over the life of the related assets.

The fair value of the AROs is determined based on estimates. Considerable management judgment is required in estimating these obligations. The key assumptions include credit adjusted risk free interest rate, timing and the estimate of the remediation activities. Changes in these assumptions based on future information may result in adjustments to the estimated obligations over time.

A reconciliation of the AROs for the years ended October 31, 2010 and 2009 is as follows:

As of October 31		**2010**		2009
Asset retirement obligation – beginning of year	$	**4,669**	$	152
Liability incurred		**-**		4,474
Liability settled		**-**		-
Incremental ARO		**6,600**		-
Accretion expense		**675**		43
Asset retirement obligation – end of year	$	**11,944**	$	4,669

The Company has pledged a $15.1 million (2009 – $14.2 million) letter of credit in support of future site remediation costs for the Kanata, Ontario facility.

29. Subsequent Events

On December 2, 2010, the Company announced that it intends to sell MDS Nordion S.A. in Fleurus, Belgium. The Company signed a non-binding letter of agreement with a potential buyer for the divestiture of its Belgium operations, which currently support four lines of business including Agiris (non-destructive testing equipment and sources); Glucotrace (FDG imaging agent); TheraSphere (targeted liver cancer radiotherapeutic); and Radiochemical business (generic cyclotron and reactor isotopes). The proposed divestiture transaction is expected to include three lines of business excluding the TheraSphere business, which will be retained by Nordion. The proceeds received for the divested operations are expected to be nominal and the Company may be required to leave sufficient working capital in the business to support its operations through an initial transition period.

In the first quarter of fiscal 2011, the Company expects to report the net assets of MDS Nordion S.A. at the lower of their carrying value or fair value less costs to sell as "Assets held for sale" in the consolidated statements of financial position and report the results of operations of MDS Nordion S.A. as "Discontinued operations, net of income taxes" in the consolidated statements of operations. As required of discontinued operations accounting, the Company will be assessing the fair value of the MDS Nordion S.A. operation, which may result in the Company incurring a write-down of assets.

30. Comparative Figures

Certain figures for the prior years have been reclassified to conform to the current year's consolidated financial statements presentation.

Nordion Inc.
447 March Road
Ottawa, ON K2K 1X8
Canada

www.nordion.com




nordion
SCIENCE ADVANCING HEALTH


nordion
SCIENCE ADVANCING HEALTH



A New Era

NOTICE OF 2011 ANNUAL
SHAREHOLDERS' MEETING
INFORMATION CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF NORDION INC.

Date: March 10, 2011

Time: 11:00 a.m.
(Eastern Standard Time)

Place: Brookstreet Hotel
525 Legget Drive,
Ottawa, Ontario, Canada

Business of the Annual Meeting of Shareholders:

(a) to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended October 31, 2010, together with the Auditors' Report thereon;

(b) to elect directors for the ensuing year;

(c) to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

(d) to transact any other business that may properly come before the Meeting.

By order of the Board,

Peter E. Brent
Corporate Secretary

January 7, 2011

The management and Board of Nordion urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone or fax voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least two business days prior to the Meeting or related adjournment(s).

What's inside

Section 1: Voting Information

Who is soliciting my proxy?

The management of Nordion Inc. (the "Company" or "Nordion") is soliciting your proxy for use at the Annual Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

- election of directors of the Company (see page 3);
- appointment of Ernst & Young LLP as the auditors (see page 8); and
- any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 10, 2011, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on January 7, 2011 is 67,238,653.

To the knowledge of the directors and officers of the Company, based on a report from Thomson One, the only shareholder who beneficially owns or exercises control or direction over more than 10% of the outstanding Common shares as at January 7, 2011 is as follows:

	Common Shares	% of Outstanding
Luxor Capital Group, L.P.	10,160,035	15.11%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings *How can a non-registered shareholder vote?* and *How can a non-registered shareholder vote in person at the Meeting?*

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. **However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person's name in the blank space provided or by completing another proper form of proxy.**

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the Form of Proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

- **FOR the election, as a director, of each of the proposed nominees whose name is set out on the following pages;**
- **FOR the appointment of Ernst & Young LLP as auditors, and authorizing the directors to fix their remuneration; and**
- **FOR management's proposals generally.**

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Management Proxy Circular (the "Circular"), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company's management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a "nominee" which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully so that your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company's Annual Report for the year ended October 31, 2010 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2010, the management's discussion and analysis, and the report of the auditors are included with the Company's Annual Report.

Financial Information

In this Circular, all dollar amounts are expressed in United States dollars, except where stated otherwise, and all references to US$ or $ are to US dollars and all references to C$ are to Canadian dollars. Unless otherwise indicated, the exchange rate is based on the Bank of Canada annual average rate of C$1 = US$0.963485 for the fiscal year.

Election of Directors

At the Meeting, nine directors, eight of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. **Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, each of whom other than Sean Murphy and Janet Woodruff is currently serving as a director of the Company.**

Board Retirement and Appointments

In May of 2010, Gregory P. Spivy stepped down as a director and Adeoye Olukotun was appointed as a director. In June of 2010, James S. A. MacDonald stepped down as a director, and in September of 2010, Kenneth Newport was appointed to the Board. The Company wishes to thank Jim and Greg for their contributions to the Company during their tenure on the Board. In addition, William Etherington who has served as a director for nine years and as Chairman of the Human Resources & Compensation Committee ("HRCC") for four years will not be standing for re-election at the meeting. The Company wishes to thank Bill for his many contributions to the Company during his years of service.

The Board of Directors is proposing two new nominees to the Board, Sean Murphy and Janet Woodruff. Mr. Murphy was appointed as an observer to the Board in September of 2010, and brings to the Company 30 years of deep operations, sales and marketing, R&D and licensing and business development experience from his years of service as an officer of Abbott Laboratories. Janet Woodruff brings to the Company significant financial, operational and strategic experience in a variety of industries including healthcare.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Form of Proxy.

The information below as to securities of the Company, including both deferred share units ("DSUs") and Common shares, is as at October 31, 2010. The information as to the number of Common shares beneficially owned or over which control or direction is exercised has been provided by the respective nominee.



William D. Anderson, 61
Toronto, Ontario, Canada
Director since 2007
Independent[1]

Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.

Areas of Expertise: Global Financial/Operations/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership[11]
Board of Directors (Chair)	11/11	TransAlta Corporation
Finance & Audit (ex officio)	8/8	Gildan Activeware Inc.
EHS & Governance	4/4	Sun Life Financial Inc.
Human Resources & Compensation officio)	8/8	
Technology (ex officio)	2/2	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2010	5,000	31,162	36,162	$534,253	$722,613[5]
2009	5,000	20,178	25,178	$348,816	
change	nil	+10,984	+10,984	+$224,333	

Options Held: 0 (Director option grants were discontinued in 2003)



William G. Dempsey, 59
Marco Island, Florida, USA
Director since 2008
Independent[1]

Mr. Dempsey was an Executive with Abbot Laboratories for 25 years prior to his retirement in 2007. Mr. Dempsey's assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.

Areas of Expertise: Global Life Sciences/Operations/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership[11]
Board of Directors	7/11[8]	Landaeur, Inc.
Finance and Audit	5/8	
EHS & Governance	4/4	
Technology (Chair)	2/2	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2010	0	49,324	49,324	$534,253	$120,435
2009	0	33,803	33,803	$309,921	
change	nil	+15,521	+15,521	+$224,333	

Options Held: 0 (Director option grants were discontinued in 2003)



Robert W. Luba, 68
Toronto, Ontario, Canada
Director since 1996
Independent[1]

Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, Ontario). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.

Areas of Expertise: Global Financial/Operations/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership[11]
Board of Directors	11/11	Invesco Trimark Funds
Finance & Audit (Chair)	8/8	Softchoice Corporation
Human Resources & Compensation	8/8	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2010	11,600	65,386	76,986	$919,719	$120,435
2009	11,600	56,103	67,703	$899,486	
change	nil	+9,283	+9,283	$20,233	

Options Held: 8,000 (Director option grants were discontinued in 2003)



Mary A. Mogford, 66
Newcastle, Ontario, Canada
Director since 1998
Independent[1]

Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the Institute of Corporate Directors/Rotman School of Management Directors Education Program.

Areas of Expertise: Human Resources/Government/Governance/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership[11]
Board of Directors	11/11	Potash Corporation of Saskatchewan
Corporate Governance & Nominating	1/1 [12]	
EHS & Governance (Chair)	3/4	
Human Resources & Compensation	8/8	

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2010	13,150	36,348	49,498	$727,304	$120,435
2009	13,150	31,405	44,555	$683,947	
change	nil	+4,943	+4,943	+$43,357	

Options Held: 8,000 (Director option grants were discontinued in 2003)



Sean Murphy, 58
Lake Forest, Illinois, USA
Nominee Director
Independent[1]

Mr. Murphy served as Vice-President of Licensing and Business Development for Abbott Laboratories for 10 years, prior to his retirement in 2010. During Mr. Murphy's 30 years of service at Abbott, he also served as President of Perclose Inc., a company in the worldwide vascular business which was acquired by Abbott.

Areas of Expertise: Global Life Sciences/Business Development/R&D/Sales & Marketing

Nordion Board/Committee Membership	Attendance	Current Public Board Membership[11]
n/a	n/a	-

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2010	n/a	n/a	n/a	n/a	C$120,435
2009	n/a	n/a	n/a	n/a	
change	n/a	n/a	n/a	n/a	

Options Held: 0 (Director option grants were discontinued in 2003)



Kenneth E. Newport, 45
Navan, Ontario, Canada
Director since 2010
Independent[1]

Mr. Newport served as Senior Vice-President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005. In the mid-nineties he was co-founder and President of CroMedica Inc., a clinical trials contract research organization which was sold to PRA International in 2002. Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life science organizations. He is a member of the Institute of Corporate Directors and serves on the corporate boards of The Opmedic Group Inc., Jennerex Inc., and Medgenesis Therapeutics Inc.

Areas of Expertise Global Life Sciences/Operations/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership[11]
Board of Directors	1/2[9]	The Opmedic Group Inc.

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2010	0	1,890	1,890	$20,474	$120,435
2009	n/a	n/a	n/a	n/a	
change	nil	+1,890	+1,890	+$20,474	

Options Held: 0 (Director option grants were discontinued in 2003)



Dr. Adeoye Olukotun, 65
New Jersey, USA
Director since 2010
Independent[1]

Dr. Olukotun is the CEO of Cardiovax Inc., a biotechnology company focused on developing innovative cardiovascular therapies. From 1983 to 1996, he held various positions, including Vice-President, with Bristol-Myers Squibb Company. From 1996 to 2000, Dr. Olukotun was Vice-President of Medical and Regulatory Affairs and Chief Medical Officer of Mallinckrodt, Inc. He is also a co-founder of VIA Pharmaceuticals and served as the Chief Medical Officer since 2004. He is a Fellow of the American College of Cardiology as well as the American Heart Association.

Areas of Expertise Medical/Regulatory/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership[11]
Board of Directors	3/4[10]	Icagen, Inc.
Human Resources & Compensation	2/2	SemBioSys Genetics, Inc.
Technology Committee	1/2	BioClinica Inc.

Securities Held

Year	Common Shares	DSUs[2]	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs[3]	Minimum Ownership Requirement
2010	-	4,456	4,456	$48,262	$120,435
2009	n/a	n/a	n/a	n/a	
Change	Nil	+4,456	+4,456	+$48,262	

Options Held: 0 (Director option grants were discontinued in 2003)



Steven M. West, 58
Ottawa, Ontario, Canada
Director since 2010
Related[4]

Mr. West is President and Chief Executive Officer, Nordion. He was appointed Chief Executive Officer of Nordion Inc. (formerly MDS Inc.) in January 2010. Mr. West, who in September 2009 was appointed Chief Operating Officer, has served as President of Nordion since April 2003. He joined MDS Capital Corp. (now Lumira Capital) in 2001 as a senior partner after serving as President, DiverseyLever Canada. His background includes various CEO assignments in Asia and the Pacific Rim, as well as international business-development responsibilities in the specialty chemicals field. Steve has a degree in Genetics from London University (UK) and completed postgraduate research in Biotechnology.

Areas of Expertise: Global Life Sciences/Operations/Strategy/Medical/Business Development/Marketing/Government

Nordion Board/Committee Membership	Attendance[6]	Current Public Board Membership[11]
Board of Directors	11/11	-
Technology Committee	2/2	

Securities Held

Year	Common Shares	DSUs/ RSUs/ PSUs[7]	Total Common Shares and DSUs/RSUs/PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
2010	25,400	29,199	54,599	$600,753	$744,733
2009	-	96,199	96,199	884,069	
change	nil	-67,009	-67,009	$-251,034	

Options Held: 631,500 (options granted as an executive officer)



Janet P. Woodruff, 53
West Vancouver, British Columbia, Canada
Nominee Director
Independent[1]

Ms. Woodruff is the Vice-President and Special Advisor of BC Hydro (2010 to present). She was the Interim President (2009-2010) and Vice-President Corporate Services and Chief Financial Officer (2007 to 2008) of BC Transmission Corporation. From (2003 to 2007) she was Chief Financial Officer and Vice-President Systems Development and Performance of Vancouver Coastal Health. She is a Chartered Accountant and an Institute of Corporate Directors credited director.

Areas of Expertise Financial/Operations/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership[11]
n/a	n/a	Pacific Northern Gas

Securities Held

Year	Common Shares	DSUs/ RSUs/ PSUs	Total Common Shares and DSUs/RSUs/PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
2010	n/a	n/a	n/a	n/a	C$120,435
Change	n/a	n/a	n/a	n/a	

Options Held: 0 (Director option grants were discontinued in 2003)

1 Each of the directors, other than Steve West, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and New York Stock Exchange corporate governance rules.

2 Independent directors have the option of receiving their compensation in the form of DSUs under the Nordion Deferred Share Unit Plan for Non-Executive Directors ("Plan").

3 For the purpose of determining the value of the equity investment of a director in the Company at any time, the value of the DSUs or Common shares held by a director is based upon the higher of the acquisition cost of the DSUs or Common shares and the market value of the Common shares held, or Common shares represented by DSUs held under the Plan. For 2009, the value of Common shares and DSUs is based on the acquisition cost. For 2010, the value of Common shares for William Anderson, Robert Luba and Mary Mogford is based on acquisiton cost . The value of DSUs for William Anderson, Robert Luba and Mary Mogford is based on acquisition cost and for William Dempsey, Kenneth Newport and Adeoye Olukotun on market value. The market value of DSUs is based on the highest share price on the TSX for the six-month period ending October 29, 2010 - C$11.42 and converted to US dollars.

4 Mr. West, the Chief Executive Officer of the Company, will be the only non-independent director. His share ownership requirement is based on two times his annual salary over the last three fiscal years.

5 Mr. Anderson was appointed Chairman of the Board in January 2010. Mr. Anderson's minimum ownership requirements increased to $722,614 (being 5x his Chairman's retainer of $144,523). Mr. Anderson will have until January of 2013 to meet these requirements.

6 In fiscal 2010, Steve West attended Board Meetings as an Officer of the Company.

7 As an employee director, Mr. West does not participate in the Plan. Mr. West's DSUs, restricted share units ("RSUs")and performance share units ("PSUs") are issued in his capacity as Chief Executive Officer (see *Executive Compensation* section on page 17)

8 Mr. Dempsey was out of the country in January when three Board meetings were held.

9 Mr. Newport joined the Board of Directors in September 2010.

10 Dr. Olukotun joined the Board of Directors in May 2010.

11 Based upon information provided by each of the nominees there are no board interlocks.

12 In March 2010, the Corporate Governance & Nominating Committee and the Environment, Health & Safety Committee merged to become the EHS & Governance Committee

Appointment of Auditors
The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP ("EY") as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. EY has served as the Company's auditor for more than five years.

Auditor Evaluation and Fees
The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

During fiscal 2010, EY served as the auditor of the Company and was also the auditor for the subsidiaries of the Company that required a separate audit opinion to be rendered on their entity financial statements for statutory or other reasons. In fiscal 2010, with the transition of the head office of the Company to Ottawa, a new audit partner at EY in Ottawa was appointed as audit partner for the Company's account and the audit team is now primarily composed of members of EY's Ottawa practice. Another EY partner, independent of the Company's account, is also responsible for reviewing all significant accounting and audit decisions.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of EY might be used. Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The engagement of EY, and the fees to be charged for such services are subject to pre-approval by the Audit Committee.

The fees, including out-of-pocket expenses, for all services performed by the auditors for the years ended October 31, 2010 and October 31, 2009 are set out below.

	2010 ($000s)	2009 ($000s)
Audit services	2,335	4,853
Audit-related services	357	2,301
Tax services	29	285
Total	**2,721**	**7,439**

In fiscal 2010, the Company paid additional fees related to services rendered for fiscal 2009 in the amount of $269,000 for audit services that are not reflected in the table above.

Audit Services – an audit engagement is one in which EY, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of Nordion, the opinions issued on subsidiaries of Nordion as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which Nordion exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of Nordion employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of EY to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to our filed financial reports. From time to time, EY may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services – a tax engagement is one in which EY has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of Nordion and to certain entities that are controlled by Nordion but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services – the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit Committee's policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category as follows:

(1) Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require

annual approval. Changes to these fees are reported to the Audit Committee at least quarterly.

(2) Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee and, as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3) Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent external auditors for 2010 were approved in accordance with the pre-approval policy.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year's Management Proxy Circular for the Company's 2012 Annual Meeting of Shareholders must be submitted no later than October 7, 2011.

Section 3: Disclosure of Compensation and Other Information

We believe that it is essential for shareholders to understand how executives are paid at Nordion.
To that end, this section of the disclosure is intended to share the philosophy behind the decisions made by the Board of Directors and the HRCC with respect to the approach used to determine Directors' and Executive Compensation.

The Company believes that Executive Compensation must be aligned with business performance. In order to attract and retain the best talent we believe that outstanding performance should attract outstanding rewards. Similarly, poor performance should be reflected in the compensation earned for that period.

In 2010, the Board of Directors undertook an extensive review of all the terms and conditions related to Executive Compensation. Within the context of the Company's strategic repositioning and a variety of emerging trends and best practices in Executive Compensation, the Company, in partnership with independent experts, implemented a variety of changes to the Executive Compensation package. The changes include the following:

- Introduced a new Executive Compensation framework (including base salary ranges, short term incentive targets and long term incentive targets) that aligns with the size, geographic location, structure and strategy of the Nordion business.
- Shifted policy from single trigger to double trigger equity plan vesting in a Change In Control scenario;
- Limited eligibility for Change In Control provision.
- Introduced share ownership guidelines and the requirement for retention of exercised stock options until Share Ownership Guideline requirements are achieved.
- Suspended the Medium Term Incentive Plan (MTIP).
- Eliminated tax gross up in relation to 280G requirements upon Change In Control (US tax filers only).
- For some executive levels, reduced the length of the severance period to align with market practice.
- Reduced severance multiplier for CEO upon Change In Control from 3x to 2x annual compensation.
- Suspended grants of Restricted Share Units and Deferred Share Units in 2010.

It is no surprise to the Board of Directors that Executive Compensation continues to be an area of shareholder interest. We are committed to continually monitoring the performance of the Company so that the Executive Compensation is in-line with this performance. In keeping with this oversight, director compensation is also reviewed annually and in 2010, director fees were reduced to reflect the smaller size of the Nordion organization.

The Board of Directors has responsibility for Executive Compensation in conjunction with the HRCC. The Committee is comprised of five independent directors including the Chairman of the Board as an ex-officio member, and is advised by independent experts in Executive Compensation. Towers Watson provided this advice through the first half of 2010 with Aon Hewitt assuming this role in May, 2010. The Committee meets six times annually with additional meetings, as required, to meet any unplanned governance or business requirements. The HRCC work plan is designed so that the duties and responsibilities set out in the Committee Charter are properly discharged.

We believe the compensation programs described in this document are aligned with the business strategy in addition to governance and industry best practices.

"William Etherington"
William Etherington
Chair of the Human Resources & Compensation Committee

"William Anderson"
William Anderson
Chair of the Board of Directors

Section 3a: Directors' Compensation

In fiscal 2010, 11 directors were independent and were remunerated by the Company solely in their capacity as directors. Neither Stephen DeFalco, the former President and CEO of the Company, nor Steve West, the new CEO received compensation as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based Deferred Share Units ("DSUs") as described in the following chart. Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings. Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,445 in addition to the attendance fees. If a Board or committee meeting is held on consecutive days, the director is paid one $1,445 travel fee. Upon appointment or election, a director receives a one time DSU grant which is allocated over two years under the following schedule: one-third on the date of appointment or election; one-third on the first anniversary date; and one-third on the second anniversary date. In addition to the appointment or election grant, a director also receives an annual grant of DSUs as set out in the compensation table that follows.

The Environment, Health, Safety and Governance Committee ("EHS&G") reviews director compensation every year with the assistance of independent compensation consultants. Overall compensation is based upon a number of factors including workload and responsibility of Board and committee members and a review of compensation of a peer group of North American companies in order to remain competitive and to attract and retain top candidates for the Board. In fiscal 2010, the EHS&G reviewed director compensation and reduced the fee schedule to reflect the smaller go forward organization.

The compensation payable to the Company's directors in 2010 for Board and standing committee service is described in the following table. Note, all values in this document are in US dollars unless otherwise noted at the exchange rate of C$1 = US$0.963485

NON-EXECUTIVE DIRECTOR COMPENSATION

DIRECTOR'S FEE SCHEDULE (Effective February 1, 2010)

Approved by the Board on the recommendation of Corporate Governance & Nominating Committee on January 28, 2010

		Q1 2010	Q2–4, 2010
Annual Retainer – **BOARD CHAIR**[1]		$192,697	$144,523
Annual Retainer – **DIRECTOR**		$28,905	$24,087
Annual Retainer – **COMMITTEE CHAIR**			
	Finance & Audit	$14,452	$14,452
	Human Resources & Compensation	$6,744	$4,817
	Environment, Health & Safety & Governance	$4,817	$4,817
	Technology[2]	N/A	$4,817
Annual Retainer – **COMMITTEE MEMBER**			
	Finance & Audit	$4,817	$3,854
	Human Resources & Compensation	$2,890	$1,927
	Environment, Health & Safety & Governance	$2,890	$1,927
	Technology[2]	N/A	$1,927
Annual grant value of deferred share units (100% vested on grant date)[3]			
Annual DSU Grant **BOARD CHAIRMAN**		$57,809	$96,349
Annual DSU Grant **DIRECTOR**		$57,809	$43,357
Each Board or committee meeting attended (in person or if held by telephone)[4,5]		$1,445	$1,445
Appointment or Election Grant value of deferred share units[6]		$96,349	$43,357

1 No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an ex-officio member of the committees.

2 The Technology Committee was formed in June 2010.

3 DSUs are 100% vested at the time of grant and are paid out when a member ceases active service on the Board.

4 In cases where Board or Committee phone meetings are less than one hour, fees will not generally be paid. The Board or Committee Chair has the discretion to decide if business conducted in shorter meetings justifies fees being paid. Service on special purpose ad hoc committees is viewed as part of a director's overall responsibility and additional fees will not generally be paid. The Board has discretion to vary this where necessary and has done so during fiscal 2010 in relation to the special committee.

5 Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,445 in addition to the attendance fee. If a Board or Committee meeting is held on consecutive days, the director is paid one $1,445 travel fee.

6 Appointment or election grants are allocated over two years.

The total remuneration paid to independent directors during the fiscal year ended October 31, 2010, is set out in the following table:

Name	Board Retainer ($)	Standing Committee Member/ Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees Earned ($)	Share Based Awards ($)[1,2]	All Other Compensation ($)[3,4,5]	Total Compensation Paid ($)	Portion of Fees Taken in Cash or in DSUs[7]
Paul S. Anderson[6]	13,248	1,927	5,781	4,336	25,291	0	0	25,291	100% DSUs
William D. Anderson	115,618	3,613	5,781	5,781	130,793	96,349	21,678	248,820	100% Cash
William G. Dempsey	25,291	9,153	10,117	14,452	59,013	75,474	4,336	138,823	100% DSUs
William A. Etherington	25,291	8,912	14,452	14,452	63,108	43,357	0	106,465	100% DSUs
Robert W. Luba	25,291	14,211	14,452	20,233	74,188	43,357	32,518	150,063	Retainer in DSUs Fees in Cash
James S.A. MacDonald[6]	60,218	1,927	4,336	1,445	67,926	43,357	21,678	132,961	100% Cash
Richard H. McCoy[6]	13,248	3,372	5,781	5,781	28,182	0	0	28,182	100% DSUs
Mary A. Mogford	25,291	7,708	14,452	14,452	61,904	43,357	0	105,261	100% Cash
Adeoye Y. Olukotun	12,044	1,927	5,781	7,226	26,978	14,452	2,890	44,320	100% DSUs
Kenneth Newport	6,022	0	1,445	2,890	10,357	14,452	0	24,810	Retainer in DSUs Fees in Cash
Gregory P. Spivy[6]	19,270	3,372	8,671	8,671	39,985	75,474	36,853	152,312	100% DSUs

1. In lieu of stock options, upon initial appointment or election, a director receives a grant of $96,349 (Q1) or $43,357 (Q2-Q4) in DSUs which are allocated over two years. Mr. Dempsey and Mr. Spivy received an installment of the appointment grant in the amount of $32,116.
2. The directors receive an annual grant of $43,357 in DSUs.
3. Robert Luba, James MacDonald, William Anderson and Gregory Spivy received quarterly cash payments in the total amount of $108,392 for membership on the special committee.
4. Directors who reside outside of Ontario or Quebec and who were required to travel to Board or committee meetings held in Ontario or Quebec were paid a travel fee equal to $1445 in addition to the attendance fee. If a Board or committee meeting was held on consecutive days, the director was only paid one $1,445 travel fee.
5. The directors do not receive pension benefits, perquisites or other annual compensation.
6. Paul Anderson and Richard McCoy retired from the Board on March 11, 2010. Gregory Spivy retired from the Board on May 28, 2010. James MacDonald retired from the Board on June 24, 2010.
7. Six of the 11 independent directors took all of their fees in DSUs. DSUs are payable in cash upon retirement of a director or, at the discretion of the Board, at a later date. Payment is based upon the TSX five-day average closing price as at their retirement from the board or, if payment is deferred, the TSX five-day average closing price immediately prior to receipt of notice from the former director of his or her election to convert the DSUs to cash.

The following tables provide information on the number and value of each director's outstanding options and DSUs as of October 31, 2010. Director option grants were discontinued in 2003.

Outstanding Director Option-Based Awards

	Option-Based Awards			
Name	**Number of Securities Underlying Unexercised Options**	**Option Exercise Price**	**Option Expiration Date**	**Value of Unexercised In-The-Money Options[1] ($)**
Paul. S. Anderson[2]	0			0
William D. Anderson	0			0
William G. Dempsey	0			0
William A. Etherington				
2002 Incentive Award	2,500	$20.92	19-Dec-12	0
2001 Incentive Award	3,000	$18.21	20-Dec-11	0
2001 Incentive Award	10,000	$18.29	1-Aug-11	0
Robert W. Luba [3]				
2002 Incentive Award	2,500	$20.92	19-Dec-12	0
2001 Incentive Award	3,000	$18.21	20-Dec-11	0
2000 Incentive Award	2,500	$21.20	22-Dec-10	0
James S. A. MacDonald[2]	0			0
Richard H. McCoy[2]	0			0
Mary A. Mogford[3]				
2002 Incentive Award	2,500	$20.92	19-Dec-12	0
2001 Incentive Award	3,000	$18.21	20-Dec-11	0
2000 Incentive Award	2,500	$21.20	22-Dec-10	0
Kenneth Newport	0			0
Adeoye Y. Olukotun	0			0
Gregory P. Spivy[2]	0			0

1 Calculation is based on the closing share price of C$11.42 on the Toronto Stock Exchange at October 29, 2010, and converted to US dollars.

2 Paul Anderson and Richard McCoy retired from the Board on March 11, 2010. Gregory Spivy retired from the Board on May 28, 2010. James MacDonald retired from the Board on June 24, 2010.

3 Robert Luba and Mary Mogford each had 4,200 options that expired December 9, 2009.

OutstandingDirector Share-Based Awards

	Share Based Awards[1]			
Name	Number of Units Granted in Fiscal 2010	Year-end Value of Units Granted[2] ($)	Number of Shares or Units that Are Outstanding[3]	Market Payout Value of Share Awards Outstanding[2,3] ($)
Paul. S. Anderson[4,5]	0	0	0	0
William D. Anderson	10,984	120,859	31,162	342,878
William G. Dempsey	8,604	94,674	49,324	542,713
William A. Etherington	4,943	54,387	61,236	673,775
Robert W. Luba	4,943	54,387	65,386	719,444
James S. A. MacDonald [4,5]	4,943	54,387	0	0
Richard H. McCoy[4,5]	0	0	0	0
Mary A. Mogford	4,943	54,387	36,348	399,940
Kenneth Newport	1,313	0	1,890	20,798
Adeoye Y. Olukotun	1,527	16,807	4,456	49,026
Gregory P. Spivy[4,5]	8,604	94,674	0	0

1 Share-based awards encompasses: (a) the annual grant of 4,943 units; and (b) the appointment grant installment of 1,313 units for Kenneth Newport and 1,527 for Adeoye Olukotun.

2 Calculation is based on the closing share price of C$11.42 on the Toronto Stock Exchange at October 29, 2010 and converted to US dollars.

3 The directors' current DSU holdings in the Company.

4 DSUs were paid out during the year to James MacDonald, Richard McCoy and Gregory Spivy.

Paul Anderson elected to receive no payment for his DSUs. Nelson Sims retired March 12, 2009 and elected to have his DSUs donated to the Ocean Reef Foundation in the amount of $298,994 in 2010.

5 Paul Anderson and Richard McCoy retired from the Board on March 11, 2010. Gregory Spivy retired from the Board on May 28, 2010. James MacDonald retired from the Board on June 24, 2010.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs (the "Elected Deferral") under the Deferred Share Unit Plan for Non-Executive Directors. During 2010 and following the retirement of Messrs. Paul Anderson, MacDonald, McCoy and Spivy, two of the six remaining independent directors received all of their compensation in the form of DSUs. In 2010 the plan was amended to clarify the timing of both the annual election to receive compensation in DSUs and the cash payment made to directors on cessation of service on the Board.

Under the terms of the plan, on the last day of each fiscal quarter, the number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral are credited to the account maintained by the Company for each independent director who has elected to participate in the plan. The price used to determine the number of shares credited to each account is equal to the five-day average closing price as at the last day of the fiscal quarter.

On cessation of service on the Board, US directors are to be paid the cash value of their holdings within 30 days. Canadian and other non-US directors have the right to elect to receive payment of the cash value of their holdings no later than the last business day of December in the calendar year following the year in which cessation of service occurs. The plan terms provide that directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs standing to their credit under the plan, multiplied by the TSX five-day average closing price as at their cessation of service from the Board or, if conversion and payment has been deferred, the TSX five-day average price immediately prior to the date of receipt of the written request from the retired directors of their election to convert their units.

Director Ownership Guidelines and Directors' Ownership

The Board of Directors believes that ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of shareholders. The Board established in 2003 a guideline providing for each independent director to own shares in the Company (which include DSUs) with a value equal to 5.0 x his/her annual retainer. Directors are given three years from the date of election to the Board to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional ownership required to meet such increase.

As noted in the director biographies, as at October 31, 2010, three of the six independent director nominees exceed the minimum ownership guidelines. William Anderson, who became Chair in January 2010, has until January 2013 to meet his new ownership requirements. Messrs. Olukotun and Newport joined the Board in May and September 2010, respectively, and will have until 2013 to meet their minimum ownership requirements. Mr. West, who joined the Board on January 8, 2010, will have five years from the date of his appointment as CEO to meet the executive ownership requirements, and the new nominees, if elected, will have until 2014 to meet their ownership requirements (see *Share Ownership* section on page 29).

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the *Canada Business Corporations Act*, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

The Company provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policies provide coverage to a total limit of $140,000,000 for the protection of the personal liability of the directors and officers and include insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of $100,000,000 per policy year. In addition, the Company maintains a Side A policy in the amount of $40,000,000 which is reserved solely for the directors and officers. Each loss or claim for which the Company seeks reimbursement is subject to a deductible of between $1,000,000 to $ 2,000,000 payable by the Company depending upon the nature of the claim. The total annual premium for the directors' and officers' liability policy is $1,083,741 which is paid in full by the Company.

Section 3b: Executive Compensation

This disclosure is intended to communicate the compensation provided to the Company's CEO, the Chief Financial Officer (the "CFO") and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers" – "NEO"). For 2010, information will be provided for both the outgoing and incoming CEO and both the outgoing and incoming CFO, along with the three other most highly compensated active executive officers of the Company which include: Ken Horton, EVP, Corporate Development and General Counsel; Peter Covitz, SVP, Innovation; and Kevin Brooks, SVP, Sales and Marketing. Also disclosed in 2010 for completeness, are the most highly compensated former employees for whom disclosure would have been required had they remained active employees at the end of the 2010 fiscal year: David Spaight, President MDS Pharma Services, and Tom Gernon, Chief Information Officer. In total, nine individuals are included in the 2010 disclosure. ("Active" NEO are those who are currently on the Company's payroll and are engaged in the development and implementation of the strategic and business operating plans of the Company.)

Compensation Committee

In alignment with its mandate, the Human Resources & Compensation Committee ("HRCC") reviews Company and senior management performance, makes recommendations to the Board of Directors on compensation for the CEO and approves the compensation for the CEO's direct reports, including the NEO. The members of the HRCC during 2010 included William Etherington (Chair), Robert Luba, William Anderson (ex officio), Mary Mogford, Adeoye Olukotun, Gregory Spivy, Richard McCoy, Paul Anderson and James MacDonald (ex officio), each of whom was an independent director. Richard McCoy and Paul Anderson retired from the Board prior to re-election. James MacDonald and Gregory Spivy were re-elected to the Board in March 2010 and members of the HRCC, however, they then resigned from the Board in June 2010 and May 2010 respectively. The Board as a whole reviews the recommendations of the HRCC and gives final approval on compensation for the CEO.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to its operating plan. On an annual basis the Company typically undertakes an extensive review and assessment of its senior management team and reports its findings to the HRCC. The assessment and review focuses on performance measurements for senior management. Annually, the CEO, with HRCC input, presents the Board of Directors with an enterprise-wide succession plan, including a detailed assessment of the senior management talent pool. During the compensation review process, the CEO presents the HRCC with the talent assessment, performance results and compensation recommendations, including comparisons to market data.

The HRCC follows a comprehensive work plan such that a review of all elements of Executive Compensation and related areas occur on a regular basis. To improve governance related to the performance of the Company when approving payments for incentive plans, the Audit Committee also reviews results related to the performance of the Company prior to HRCC approval. The HRCC work plan, including key review topics and timing, is set out below:

HRCC Annual Work Plan



HRCC Charter
Independent Consultant Annual Assessment
New Trends in Executive Compensation
Executive Compensation Program Terms
Retirement Plans
Talent and Succession Plans
Stock Option Grant (if applicable)
Executive Terms and Conditions
Compensation Strategy & Philosophy
Compensation Benchmarking
Incentive Plan Design
Performance Targets (looking forward)
Financial Results for Incentives (looking back)
Salary Review
Share Ownership
CEO Performance Goals and Results
January
March
June
September
October
December
Audit Committee Approval of Results

Independent Advice

The HRCC has engaged Aon Hewitt (formerly known as Aon Consulting) since May 2010 as its Executive Compensation consultant to provide independent advice to the HRCC on all matters relating to the CEO and other Executive Compensation. After a rigorous selection process, Aon Consulting was selected to replace Towers Watson in May 2010 and subsequently became Aon Hewitt. The recommendations and advice from Aon Hewitt include governance practices related to compensation programs in the Canadian general industry, and the global life sciences industry and market competitive compensation data for the CEO and direct reports. Towers Watson attended all of the HRCC meetings prior to May 2010 and Aon Hewitt attended all of the HRCC meetings for the remainder of the 2010 fiscal year. Total fees and expenses paid to Towers Watson in fiscal 2010 for its role as advisor to the HRCC were approximately $78,000 and total fees and expenses paid in fiscal 2010 to AON Hewitt, for its role as advisor to the HRCC were approximately $135,000.

In order to provide an independent view to the HRCC, Aon Hewitt commits to the following:

Fee Transparency

Aon Hewitt will provide Compensation Committees with an annual summary of all services provided and fees charged by the firm and its subsidiaries.

Restricted Selling

Aon Hewitt's Executive Compensation consultants, who are hired by Boards, may only sell and manage compensation consulting services related to the Board's engagement. Aon Hewitt's Executive Compensation Consultants are not permitted to sell or manage projects covering other non-compensation consulting services.

Distinct Agreements

To enhance transparency and reduce potential conflicts, Aon Hewitt's Executive Compensation engagements with Compensation Committees are in writing and may not cover the provision of non-compensation consulting services.

Separated Account Management

Aon Hewitt's multi-service client relationships are managed by professional account managers who are not involved in the provision of consulting services to the client's Board of Directors.

Scope of Work Restricted

Aon Hewitt's Executive Compensation consultants work only with the Board of Directors or the Company. Aon Hewitt does not represent individual executives or negotiate employment contracts on their behalf.

Incentive Compensation

Aon Hewitt's Canadian consulting practice is a unitary practice with its own set of financials. As part of that structure, the firm's Executive Compensation consultants' incentive pay is based on individual sales targets and on the results of the Canadian consulting unit. In addition, Aon Hewitt's compensation consultants are ineligible for incentive pay related to cross-selling services.

In addition to the commitments described above, if the Company requests additional work unrelated to their Executive Compensation practice, Aon Hewitt cannot accept the request without pre-approval by the Chair of the HRCC.

Through the transition period when Aon Consulting replaced Towers Watson and Aon Consulting then merged with Hewitt Associates, a number of legacy contracts were already in place as follows:

- Aon Consulting provided management consulting services with estimated fees of $20,230.
- Hewitt Associates is the Investment Consultant and Actuary for the Nordion Defined Benefit plan.
- Aon Consulting provides brokerage services related to the Belgium Defined Benefit plan. The HRCC Chair approved a one-time exception for Aon to complete a valuation of the Belgium Defined Benefit plan for 2010. The associated fees are expected to be less than $9,640.
- Aon Risk Services (ARS) provides insurance services to the Company. The approximate annual fees/premiums paid to ARS for insurance services (excluding Director's and Officer's Liability insurance) were in the range of $300,000. These fees are expected to reduce as a result of the divestitures.
- ARS is also the manager for the Company's captive insurance company (DXRX) out of Barbados with annual fees of approximately $38,540.

The HRCC reviewed the services being provided by Aon and noted that the Aon Consulting business (now Aon Hewitt) is a separate business unit structure with a separate revenue stream as it relates to Aon Risk Services (ARS). The committee reviewed the services provided by Hewitt to manage the Company's Defined Benefit plan and the brokerage services provided by Aon Hewitt in Belgium and determined that there is no conflict of interest that would impact the independent advice provided by Aon Hewitt to the HRCC.

Compensation Discussion and Analysis

The Company operates in a very competitive industry. The Company designs programs under the direction of the HRCC to compensate executives in a strong pay-for-performance culture which directly links incentive rewards to both financial and individual performance. Executive Compensation programs must be competitive with other companies in order to attract and retain the senior leadership required to build the Company.

The guiding principles of our pay-for-performance approach are:

1. We will have performance-based compensation programs that create shareholder value and are designed to drive the Company's business strategy with an acceptable risk profile through legal and ethical means.
2. We will create total compensation packages that are fair to shareholders, attractive to executives, affordable to the Company and proportional to the employee's contribution.
3. We will create pay practices that are consistent with market best practices appropriate for Nordion's business.
4. We will have strong oversight of our compensation packages by the HRCC.
5. We will communicate our compensation packages clearly in a transparent and understandable fashion.

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on yearly performance and long-term potential. Talent review sessions are held annually and the review and assessment of the senior talent pool is shared with the HRCC and with the Board of Directors on an annual basis. Base salary, annual incentive payouts and equity compensation paid in the form of stock options reflect the performance differentiation, with a greater proportion of compensation paid to high potential, high performing executives.

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder value-creation. In general, the Company's "target positioning" provides competitive pay (fiftieth percentile relative to the market) for achieving target or expected performance, with above average pay when the Company has achieved exceptional performance when measured against its business plan or competitive performance benchmarks. The HRCC also conducts periodic reviews of compensation practices to establish competitive and reasonable programs to meet the Company's objectives.

The total compensation program for senior management incorporates a pay-for-performance approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement programs and "performance-related compensation" that includes annual and long-term incentive plans. Rewards are contingent upon organizational performance to ensure a strong alignment with shareholders' interests.

Role	Base Pay	Annual Incentive Plan	Long-Term Incentives	Total Direct Compensation
CEO	37%	25%	38%	100%
CFO	54%	19%	27%	100%
SVP	69%	17%	14%	100%

Peer Group

In order to develop a compensation framework that is appropriate and competitive, the HRCC reviews the compensation levels and program design of a variety of organizations in the market. During 2010, for purposes of Executive Compensation review, including compensation for the incoming CEO and Direct Reports, and development of the new compensation architecture two peer groupings were used:

- **Select Sample** – represents autonomous, publicly traded companies in the Towers Watson Compensation Data Bank (CDB) with revenue between C$100 million and C$1.5 billion, excluding certain industries (e.g., energy, financial services, oil & gas, professional services, retail).

- **Broad Canadian General Industry** – represents autonomous, publicly traded companies in the Towers Watson Compensation Data Band (CDB) (with no revenue restrictions), excluding certain industries (e.g., energy, financial services, oil & gas, professional services, retail). Data were size-adjusted using single regression analysis to the revenue scope of the organization.

The HRCC benchmarked all elements of Executive Compensation at the market median or fiftieth percentile against these peer groups.

The companies included in the Towers Watson Canadian compensation data bank include:

Select Sample Peer Group:

Cogeco	Great Canadian Gaming Corporation	High Liner Foods
IAMGOLD	MacDonald, Dettwiler and Associates	Menu Foods Income Fund
Open Text	Patheon	SFK Pulp
ShawCor	Sierra Wireless	SunOpta
TimberWest Forest	Uni-Select	

Broad Canadian General Industry Peer Group:

Agrium	Barrick Gold	Bell Canada
Bombardier	Canadian Pacific	Celestica
Cogeco	Finning International	Great Canadian Gaming Corp.
High Liner Foods	IAMGOLD	Kinross Gold
MOSAID Technologies	MTS Allstream	MacDonald, Dettwiler & Assoc.
Maple Leaf Foods	Menu Foods Income Fund	Methanex
NOVA Chemicals	Open Text	Patheon
Research in Motion	Rogers Communications	SFK Pulp
SNC-Lavalin Group	ShawCor	Sierra Wireless
Silver Standard	SunOpta	TELUS
Teck Resources	Tembec	TeraGo Networks
TimberWest Forest	Uni-Select	World Color Press

The NEO are paid in local currency based on the country of residence. In order to compare against US information from the peer group, those executives paid in US currency have their compensation converted to Canadian dollars based on an exchange rate averaged over 12 months at the time of comparison. The HRCC applies this timeframe to reduce the impact of short-term volatility between the two currencies.

The use of Canadian general industry data was intended to establish a baseline through the transition process and will be reviewed again during 2011, as the Company's business strategy as a stand-alone business is executed.

The following chart sets out the Executive Compensation programs and corresponding performance linkage.

Element	Form	Business Performance Linkage	Performance Period	Determination
Base Salary	Cash	Market competitive base pay	One year	• Salary benchmarking at market median • Individual performance determines salary level within salary band
Annual Incentive	Cash	To incent performance in terms of profitability and revenue growth per the business plan	One year	• Salary benchmarking at market median • Corporate results • Individual objectives/results • Measured against Board of Director approved targets which directly link to the business plan
Long-Term Incentive	Stock Options	To incent long-term performance measured by improvement in share price	Vest over three years with a seven-year term[1]	• Grant value is based on market median compensation • Final value is based on share price at time of exercise relative to the strike price using the closing market price on the business day on/or prior to the date of the grant using the higher share price reported on these two days
Benefits	Health, dental, pension, life insurance and disability programs	Market competitive retirement, health and welfare support	n/a	• Based on market median in local geography

1 A one-time special grant of options was awarded to active NEO in July 2010 which vest 100% three years from the grant date.

2010 Executive Compensation Programs

In 2010, the HRCC followed the process outlined above in that they reviewed the compensation practices of the Canadian general market survey data to arrive at a new Executive Compensation framework for senior management at the Company, which defines base salary ranges and performance-related pay opportunities for each level of executive and is in line with market practice for companies of a similar size to the go forward organization. The compensation framework reflects the compensation philosophy and market positioning described previously; that is, competitive pay (fiftieth percentile relative to the market) for achieving target and expected performance, with above-average pay when the Company has achieved exceptional performance when measured against its business plan or competitive benchmark performance. Executives are compared, based on their accountability and work complexity, with similar positions in the Company's peer groups. The following table is a summary of the Executive Compensation framework applicable to the NEO. Information for the outgoing executives is presented in the context of the previous compensation framework.

Previous Compensation Framework

Role	Base Salary Range ($000s)	Target Incentive (% of Salary)	Target Equity (% of Salary)	Target Total Direct Compensation ($000s)
CEO	650 - 750	100%	300%	3,500 - 4,000
EVP	300 - 400	50%	120%	810 - 1,080
CIO	250 - 300	45%	100%	613 - 735

Applies to the following NEO: Messrs. DeFalco, Prince, Spaight and Gernon. This framework also applies to Mr. Horton with the exception of target equity.

New Compensation Framework (Applies to active NEO)

Role	Base Salary Range ($000s)	Target Incentive ($000s)	Target Equity ($000s)	Target Total Direct Compensation ($000s)
CEO[1]	402 - 543	294	434	1,129 - 1,271
SVP (CFO)[1]	225 - 304	92	135	452 - 531
SVP[1]	176 - 238	63	53	292 - 354

1 In 2010 a new Executive Compensation architecture was introduced. Under this new architecture incentive and target equity are based on fixed dollar amounts versus a percentage of base salary. The framework was set in Canadian dollars and then converted to US dollars.

Target Compensation

Name	Base Salary	Cash Incentive		Equity Awards[3]		Total Target Compensation
	$	%	$	%	$	$
S. DeFalco[1]	792,948	100	792,948	300	2,250,000	3,835,896
S. West[2]	433,568	66.48	288,236	100	433,568	1,155,373
D. Prince	409,481	50	204,741	120	491,377	1,105,599
K. Horton	355,000	50	177,500	120	426,000	958,500
D. Spaight	350,000	50	175,000	120	420,000	945,000
T. Gernon	298,680	45	134,406	100	298,680	731,767
P. Dans[2]	264,958	33.4	88,496	51	134,888	488,342
P. Covitz[2]	272,907	35	95,517	35	52,992	421,416
K. Brooks[2]	245,689	31.41	77,171	23	52,992	375,851

1 CEO Equity is calculated from the market benchmark salary of $750,000, not actual salary

2 Messrs. West, Dans and Brooks' cash incentive targets are prorated based on promotions that occurred in 2010. A new compensation architecture was introduced in 2010. Under this new architecture incentive and target equity are based on fixed dollar amounts instead of a percentage of base salary.
Messrs. West and Dans' incentive targets were prorated between the old and new architecture. Their equity target was based on the new architecture, a fixed dollar amount instead of a percentage of base salary.
Messrs. Covitz' and Brooks' equity targets were based on the new architecture.
Their incentive target compensation remained as a percentage of base salary under the old architecture, given the timing of the introduction of the new architecture in 2010.

3 The value of equity awards is based on the expected value at target on day of grant.

Each year, the HRCC reviews the individual salaries of the NEO as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience. Steve West was promoted to CEO of the Company in January 2010, and given a salary increase of $48,174 and a new AIP target on October 1, 2009, to recognize his expanded scope of responsibility. The HRCC reviewed benchmarking data presented by Towers Watson in determining his salary and AIP target increase. Peter Dans was promoted to SVP and CFO on February 1, 2010, and was given a salary increase of $14,452 and a new AIP target. As part of the new Executive Compensation framework introduced in 2010, the AIP targets were changed as noted in the above table.

Performance Pay
Annual Incentive Plan
The annual incentive plan is a cash performance plan under which a payment is made to senior management following the end of the Company's fiscal year, based on the achievement of established financial goals and individual performance measured over the fiscal year. The HRCC and the Board of Directors review Company and individual performance and have final approval on the annual incentive to be paid to each executive. Prior to fiscal 2010, as per their employment contracts, payments under the annual incentive plan were based on the average AIP payment for the most recent three years for Messrs. Prince, Spaight and Gernon, and based on corporate results for the following executives: Messrs. West, Dans, Horton, Covitz, and Brooks. Mr. DeFalco did not receive any in-year AIP for fiscal 2010 as he did not meet the minimum three-month service requirement in fiscal 2010.

Based on the pay-for-performance philosophy previously discussed, both business and individual performance impact the incentive payment. Actual financial performance relative to the Annual Business Plan as approved by the Board of Directors typically determines the Business Performance Factor earned for financial results. The Business Performance Factor is multiplied by an individual performance factor ranging from 0 to 125% to determine the final incentive payment. Annual target payments were determined as a percentage of base salary under the previous compensation framework. As part of the review of the Executive Compensation framework the target payout was changed from a percentage of salary to a fixed dollar amount and applies to the NEO in the go forward organization except for Ken Horton whose award was based on the previous compensation framework described above. The maximum incentive that can be paid to any executive is 200% of target payout.

The incentive formula is set out below:



Target Payment (dollar amount by level)
x
Business Performance Factor 0 – 200%
x
Individual Performance Factor 0 – 125%
x
Eligible Earnings
=
AIP $ Payment

The primary business performance factor for 2010 is based on financial performance relative to approved revenue and EBITDA targets. The EBITDA target used in the annual incentive plan excludes: (1) amounts reported as Corporate and Other in the MD&A; (2) unrealized embedded derivative gains or losses resulting from the long-term US dollar contracts we have with certain suppliers. As a US dollar reporting company that sells a large portion of its products in US dollars, we believe that US dollar supply contracts provide the best economic value to the Company. However, as a Canadian-based company, when we purchase in US dollars from a non-US domiciled supplier, under GAAP an embedded derivative is created. The resulting gains and losses vary significantly and we believe do not reflect the underlying operating performance of the business; (3) an asset impairment charge related to the Belgium operations. The asset impairment charge in Belgium was a result of the deterioration of forecasts for a portion of the business located there. It was a one time, non-cash charge, and if the charge was not incurred the associated expense would have been recorded in depreciation, which is excluded from EBITDA. Therefore, the asset impairment charge was excluded from the measurement of financial performance; (4) any revenue and EBITDA from Mo-99 supplied from the AECL NRU reactor; and (5) MAPLE arbitration costs. MAPLE arbitration costs are largely driven by the timing of the arbitration proceedings. While management is focused on managing these costs, due to the uncertainty related to the timing and events related to the arbitration, it was decided to exclude these costs from the business performance target and results. The business performance factor for 2010 was based on the achievement of the revenue target, neutralized for any effects of foreign exchange (25% weighting), and the EBITDA target (75% weighting). In addition, certain senior executives, including the CEO and CFO, had their 2010 performance evaluation include financial performance of corporate and other segments relative to the transition costs associated with the wind down of the Toronto, Canada headquarters, and the establishment of the Ottawa, Canada headquarters. The weighting for the transition costs was 20% for those executives and the weighting for revenue and EBITDA were reduced to 20% and 60% respectively. All internal business plan targets, including the operational metrics used in the annual incentive plan targets, are approved by the Board of Directors at the beginning of the fiscal year at a level which, if achieved, will help generate value to our shareholders. The Finance & Audit Committee reviews the performance of the business at the end of the year and, following this review, the HRCC reviews and approves those results as applied to the incentive calculation.

At the meeting on December 9, 2010, the HRCC approved a 191% business performance payout factor for the CEO, and CFO and a 200% business performance factor for other active NEO based on business results. The payout reflected the performance of the business relative to stated plan metrics. For outgoing executives, 2010 AIP payments were made as part of the Change In Control payments and were not based on business or individual performance.

The HRCC determined the following business performance factors that were applied to the Company for 2010:

2010 AIP Business Performance Factor	Revenue ($ million)		EBITDA ($ million)		Transition & Corporate ($ million)		Final Payout Factor
	Target	Result	Target	Result	Target	Result	
Corporate (CEO & CFO)	200	214	36	49	31	29	1.91
Nordion (other active NEO)	200	214	36	49	–	–	2.0

The AIP design was modified in 2010 to reflect a flat rate dollar amount rather than a percentage of salary. For Steve West the 2010 AIP payment was calculated under the previous plan architecture for two months and under the new plan architecture for 10 months. This timeframe coincides with the date of Steve West's promotion to CEO of the Company. For Peter Dans, the 2010 AIP payment was calculated under the previous plan architecture for three months and under the new plan architecture for nine months. The timeframe coincides with the date of Peter Dans' promotion to CFO of the Company.

For those executives who report directly to the CEO, the HRCC reviews and approves each executive's individual performance factor relative to business results and the individual's key accomplishments during the year. After hearing recommendations from the CEO, the HRCC approved the incentive payable to the CEO's direct reports based on the assessment of business performance and individual performance. The following table sets out the annual incentive plan parameters and the 2010 incentive earned for each of the NEO.

Name	Target Payout	Payout Range	Target Payment	Business Performance Results	Individual Performance Factor	Actual Award	Actual Award
	(% of Salary)	(% of salary)	$	(0–2.0)	(0–1.25)	(% of Target)	($)
S. DeFalco	100	0-200	792,948	-	-	0	0
S. West[1]	66.48	0-133	288,236	1.91	1.25	200	576,472
D. Prince[2]	50	0-100	204,741	-	-	82	168,078
K. Horton	50	0-100	177,500	2.0	1.15	200	355,000
D. Spaight[2]	50	0-100	175,000	-	-	41	72,500
T. Gernon[2]	45	0-90	134,406	-	-	81	109,346
P. Dans[1]	33.40	0-66.80	88,496	1.91	1.25	200	176,992
P. Covitz[1]	35.00	0-70	95,517	2.0	1.15	200	191,035
K. Brooks[1]	31.41	0-62.82	77,171	2.0	1.15	200	154,342

1 In 2010 a new Executive Compensation architecture was introduced. Under this new architecture, target incentive is based on a fixed dollar amount versus a percentage of base salary. Messrs. West and Dans' incentive targets were prorated between the old and new architecture. Messrs. Covitz's and Brooks' incentive target remained as a percentage of base salary given the timing the new architecture was introduced in 2010.

2 For D. Prince, D. Spaight and T. Gernon, in accordance with the CIC policy, actual 2010 AIP awards were part of their severance payout and calculated using the average of the three most recent year AIP awards.

Transaction Incentive Plan
The Board of Directors approved, in principle, a transaction incentive plan (the "Incentive Plan") on March 11, 2009, which was subsequently implemented on May 20, 2009. The Incentive Plan was designed to motivate and retain certain executive officers of the Company and to provide further incentive to these officers to assist in the evaluation and implementation of strategic alternatives available to the Company. Messrs. DeFalco, West, Dans, Prince, Spaight, Horton and Gernon participated in the Incentive Plan. The Incentive Plan established an incentive pool (the "Incentive Pool") equal to 1% of the "enterprise value" of certain sale transactions, including the two sale transactions completed in 2009 (i.e. Pharma Services Phase II–IV and Central Labs), the sale of Analytical Technologies and the sale of Pharma Services' early stage operations in 2010. In addition, as a result of the sale of Analytical Technologies and Pharma Services the enterprise value used to calculate the Incentive Pool also included the residual enterprise value of the Company which includes a $26 million adjustment for the net indebtedness of the Company as that term is defined in the Incentive Plan of the Company. The Incentive Pool was distributed to certain officers of the Company, including all of the NEO except for Messrs. Brooks and Covitz as follows: Eighty percent (80%) of the Incentive Pool was allocated to the participants according to percentages previously established by the Board, and the remaining twenty percent (20%) of the Incentive Pool (the "Discretionary Portion") was allocated among the participants under the Incentive Plan at the closing of the sale at the sole discretion of the Board. Payments under the Incentive Pool are summarized in the section entitled: "Transaction Incentive Plan and US Internal Revenue Code 280G Excise Tax Gross Up" on page 39.

Equity Plans
As part of the review of the Executive Compensation framework, the Mid-Term Equity-based Incentive Plan consisting of Performance Share Units (PSUs) under the Medium-Term Incentive Plan ("MTIP") was suspended. Grants under the Long-Term Incentive Plan ("LTIP") are in the form of stock options. The emphasis on stock options reflects the link between business performance and stock performance. The governing principles of the equity programs are set out below:

- Executives are granted stock options under the Long-Term Incentive Plan (LTIP) on a periodic basis, subject to review and approval by the HRCC.
- The HRCC recommends and requests approval from the Board of Directors equity grants for the CEO.
- The CEO recommends and requests approval from the HRCC for equity grants to each of his direct reports, as well as for the aggregate equity pool to be granted to business unit and corporate employees.
- The equity grant for each executive is based on enterprise-wide business unit performance and individual performance, key skills and expected future contributions.

The following chart sets out the target equity incentive mix that was previously in place and applies to the following NEO: S. DeFalco, D. Prince, D. Spaight and T. Gernon.

Role	Target Equity *(% salary)*	Target Equity Mix	Equity Type
CEO	300%	33% MTIP	Performance Share Units
		67% LTIP	Stock Options
EVP	120%	50% MTIP	Performance Share Units
		50% LTIP	Stock Options
CIO	100%	50% MTIP	Performance Share Units
		50% LTIP	Stock Options

The following chart sets out the target equity incentive mix that was established in conjunction with the implementation of the new Executive Compensation architecture in 2010 and applies to the following NEO:
S. West, P. Dans, P. Covitz and K. Brooks.

Role	Target Equity ($)	Target Equity Mix	Equity Type
CEO	434	100% LTIP	Stock Options
CFO	135	100% LTIP	Stock Options
SVP	53	100% LTIP	Stock Options

Due to the work of the special committee of the Board regarding business unit divestitures, it was determined the Company was in possession of material undisclosed financial information throughout 2009. As a result, the Company operated in a continuous blackout period for the balance of 2009 and was unable to make a mid-year stock option grant, which typically occurred in June of each year. In addition, there was no 2009 MTIP grant which would have typically occurred in December 2009 for all executives, including the CEO. There was a special one-time grant of stock options for active executives at 3 x target on July 13, 2010 in consideration of the signing of a new set of Employment Terms and Conditions and to align total compensation to market levels. The stock options vest 100% after three years from the grant date and have a seven-year term. Messrs. West, Dans, Covitz and Brooks received a grant at this time (see page 33for Option Based Awards).

The stock options were issued on July 13, 2010 which was the fourth trading day after the announcement of the new supply agreement with Lantheus Medical Imaging, Inc. for the supply of Molybdenum-99 (Mo-99) which was deemed to be a material announcement. The HRCC approved a target dollar value for each position and the number of options was calculated using the 30 day average share price on the TSX from June 13 to July 12 (C$9.02) with a Black Scholes value of 34%.

All of the NEO received cash payments in March 2010 related to the immediate vesting of prior year equity grants as a result of the Change of Control related to the divestitures. These payments are covered under the section titled "Change In Control" on page 37.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grants as of October 31, 2010.

Plan Category	**Common Shares To Be Issued upon Exercise of Outstanding Options**	**Weighted Average Exercise Price of Outstanding Options ($)**	**Common Shares Remaining Available for Future Issuance Under the Company's Stock Option Plan**
Equity compensation plans approved by security holders	4,332,450	C$16.53, US$15.88	6,544,860
Equity compensation plans not approved by security holders	–	–	–
Total	4,332,450	C$16.53, US$15.88	6,544,860

In addition to the Stock Option Plan, the Company sponsors an employee share ownership plan under which employees can purchase the Company's Common shares at the market price as traded on the Toronto Stock Exchange. Shares are purchased monthly on the last business day of each month. Employees can contribute 10% of their salary by payroll deduction. The Company will match up to 10% of their contribution. In 2010 the plan was amended to remove the $10,000 cap associated with employee contributions. The plan was also amended to reflect the new Company name and is now called "Nordion Inc. Employee Share Ownership Plan."

Recoupment Policy

Recoupment provisions are in place under the US Sarbanes-Oxley (SOx) legislation as well as in respect of contract provisions and the performance share unit grants. The objectives behind implementing recoupment provisions in the plans are to either stop payments (severance) or require repayment of funds and cancel equity to support contract terms, as well as govern against intentional financial wrong doing. Recoupment may be applied in the following scenarios:

- SOx – Applicable to the CEO and CFO in the event of misconduct leading to a corporate financial restatement including both cash and equity incentive awards.
- Change In Control – In the event that an executive breaches any of the restrictive covenants contained in any non-competition and non-disclosure agreement that he/she executed with the Corporation, the Corporation will take whatever steps are required to recover the lump sum severance payment and equity payments. In addition, all outstanding stock options will be immediately cancelled.
- MTIP – In circumstances where the actions of the participant giving rise to Cause occurred prior to the vesting date, but were not discovered until after such date, the participant is required to re-pay to the Company an amount equal to payments previously made or the aggregate fair market value of shares.
- Executive Contracts (Termination) – In the event an executive breaches any of the restrictive covenants contained in the Employee Non-Competition, Non-Disclosure or Non-Solicitation terms, they will immediately forfeit all outstanding severance payments and outstanding options will be immediately cancelled.

In addition to the plan provisions listed above, the HRCC approved a more encompassing recoupment policy at the December 4, 2008 HRCC meeting which was implemented in 2009. This policy provides governance in alignment with market practices. It allows for the Company to recover incentive pay and equity from an executive in certain circumstances where the executive caused or is a significant contributor to financial restatement. The policy applies to all executives who are required to sign off on this policy. All new contracts include language reflecting this policy.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 in local currency invested in Common shares of the Company on October 31, 2005, on the Toronto and New York stock exchanges, with the cumulative total return of the S&P/TSX Composite Index and the NYSE Composite Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Executive payments in 2010 reflect the significant organizational restructuring that occurred during the year. Compensation levels reflect the CIC and severance payments made to outgoing executives to close out their employment contracts. For active NEO, the 2010 annual incentive plan payments reflect strong business results. A portion of Executive Compensation remains at risk and is directly aligned with business performance. Stock option grants issued to NEO prior to 2010 have exercise prices that exceed the closing stock price as of October 29, 2010, and have no value. Although the exercise price for the 2010 special stock option grant awarded to active NEO is lower than the stock price as of October 29, 2010, this option grant includes a three-year cliff vesting provision. Therefore, the NEO receive no benefit until 2013 and any benefit will be directly related to share price growth resulting from business performance (see Executive Compensation – Compensation of Named Executive Officers section on page 30).

In 2009, Company performance was below target for the annual incentive plan however, in recognition of the significant amount of effort and resources required for the business unit divestitures, a 50% payment was made in respect of this plan. The unvested portion of the MTIP performance unit grant made on October 31, 2006, expired and no payment was made in respect of this grant in 2009, nor did Company performance result in any partial vesting for the PSU grant made on December 7, 2007.

In 2008, incentive payments were substantially below target, the stock options' grant price was lower than the market price and no vesting of performance share units occurred. These results were in alignment with the decreased share prices.

Rewards to executives in 2007 were in alignment with increases to shareholder value on the NYSE Composite Index. In 2007, incentive payments were above target and partial vesting of performance share units occurred. Rewards to executives in 2007 were higher in alignment with increases to shareholder value on the NYSE.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Nordion Inc., the S&P/TSX Composite Index
and the NYSE Composite Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/05
10/06
10/07
10/08
10/09
10/10
Nordion Inc. (TSX)
Nordion Inc. (NYSE)
S&P/TSX Composite
NYSE Composite

*$100 invested on 10/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

CEO Performance

In 2010, the HRCC assessed the overall performance of the CEO on the basis of his contribution as set out in the following chart.

2010 CEO Performance Goals and Results.

Performance Category	Goals	Achievement Relative to Goal
Meet 2010 Business Plan	• Drive revenues • Meet or exceed EBITDA: (excluding Maple legal)	• Exceeded revenue targets approved by the Board of Directors • Exceeded EBITDA targets approved by the Boards of Directors
Implement Transition Plan	• Manage costs to budget • Meet planned run rate for corporate costs • Respectful environment for transitioning employees – retention rate • Timely hiring in Ottawa: o 41 Corporate FTEs by June 30 o 13 NRU FTE positions • Meet quarterly public filings on time	• Exceeded targets approved by the Board of Directors for Transition • Met targets for plan run rate for corporate costs • Achieved Top 100 Employer status for 2nd year in a row • Retention rate at Oct. 31, 2010 = 95.3% (May 30, 2009 rate was 95.4%) • 40 FTEs hired at Oct. 31, 2010 (97.5% fill rate) • 13 FTE hired at Oct. 31, 2010 (100% fill rate) • Quarterly public filings completed on time
Nordion Strategy as Stand-alone Entity	• Renewed strategy documented – Board alignment, quarterly report • Core business goals – three-year financial	• Board alignment achieved, quarterly reports submitted for each quarter • Core three-year outlook plan presented

Performance Category	Goals	Achievement Relative to Goal
	outlook • Growth plan – forecast milestones and metrics in place • Portfolio management and diversification – regular review of progress and decision gates • Innovation Plan, Pipeline, Budget – TheraSphere clinical plan implementation	and approved • Range strategy plan in process • Forecast milestones and metrics in place • Regular schedule for review of progress in place and decision gates established • Innovation plan defined, budget established and on track. TheraSphere clinical plan on target. FDA reviews completed.
Effective Isotope Supply Plans	• Long range strategy in place – three-year plan defined/agreed • Alternative supply options – progress versus options and 2010 plan milestones • GR & Media Plan – stakeholder support, govt. engagement • Evaluate cobalt supply options – long range plan 2010 • Support Maple legal process – manage resources to budget, arbitration process support, docs, info, expert witness	• Three-year plan is in place and is approved. New strategic direction accepted by Board in June. Implementation plan under development. • Continued progress and updates being implemented. Significant progress on new supply options Russia contract. • Shareholder/IR meetings well received. • Progress on supply options being made. Contract extended until 2020 with OPG • Process is on track.
CEO Leadership	• Renewed management team roles and responsibilities, officers, diligence – February Announcement • Communication plan with Shareholders – plan and engagement reporting • Implement public company governance – legal reviews, training Q2, Q3 • Executive coaching – regular feedback and program discussed with Chair and HRCC	• February announcement completed • AGM held on March 11, analyst call held on March 16. Shareholder engagement proceeding. • Governance framework established. EMT training sessions completed. • Ongoing discussions, relationship building ongoing with board

Loans

The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to NEO or directors of the Company as at October 31, 2010.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company introduced revised share ownership guidelines in 2010 for the incoming CEO and his direct reports. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for the Company's overall performance to accumulate a meaningful ownership stake in the Company's common shares, to foster an ownership culture and to align their long-term interests with those of other Company shareholders. The minimum shareholding requirements are 2.0 x base salary for the CEO; 1.5 x base salary for the CFO and 1.0 x base salary for his other direct reports. Included towards the share ownership guidelines are common shares or deferred share units. In order to encourage achievement of the share ownership guidelines, the HRCC approved the matching of one DSU with a three-year vesting provision for every common share purchased by the NEO prior to February 2011. The DSUs with respect to the matching will be issued in 2011. In addition, the CEO and direct reports must retain any shares obtained through the exercise of vested stock options until the guidelines are achieved (after enough shares are sold to cover any associated tax).

The CEO and his executive direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership. The HRCC monitors the level of share ownership on an annual basis. The following table sets out the number of Common shares and DSUs held by the CEO and the NEO, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the current status.

Share Ownership in Respect of Fiscal Year-Ended October 31, 2010

Executive	Common Shares[1] (#)	RSUs/ DSUs (#)	Total Share Ownership[2] (#)	Total Value of Current Share Ownership[3] ($000s)	Share Ownership Guideline	Share Ownership Requirement[4] ($000s)	Target Date Share Ownership To Be Met[5] (06/22/2015)
S. West	25,400	29,199	54,599	600,753	2 x	744,733	On track to achieve
K. Horton	0	28,125	28,125	309,459	2 x	700,977	On track to achieve
P. Dans	17,683	0	17,683	194,566	1.5 x	331,591	On track to achieve
P. Covitz	0	0	0	0	1 x	263,417	Intends to purchase shares
K. Brooks	4,500	0	4,500	49,513	1 x	216,951	On track to achieve

1 Includes shares acquired through Company programs such as DPSP, GRSP and ESOP.

2 Includes sum of common shares and RSUs/DSUs.

3 Based on highest TSX share price for the six-month period ending October 31, 2010, of C$11.42 and converted to US dollars.

4 Based on three-year average salary as at October 31, 2010.

5 NEO have five years to achieve the required level of share ownership. NEOs may only purchase shares within approved trading windows.

Executive Compensation

Compensation of Named Executive Officers

The following *Summary Compensation Table* sets forth the compensation earned by the outgoing and incoming CEO, the outgoing and incoming CFO, and the three other most highly compensated active executive officers of the Company, and the additional two most highly compensated executives who would have been disclosed had they remained employed by the Company, for services rendered in all capacities during the three fiscal years ending October 31, 2010. The values are based on the foreign exchange rate of the year of reporting, specifically
C$1 = 0.963485 in 2010, C$1 = US$0.854876 in 2009 and C$1 = US$0.97382 in 2008. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary [1] ($)	Share-Based Awards[2] (#)	Share-Based Awards[2] ($)	Option-Based Awards[3] (#)	Option-Based Awards[3] ($)	Annual Incentive Plans[4] ($)	Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
S. DeFalco	2010	149,900	0	0	0	0	0	25,160	12,557,484	12,732,544
President &	2009	703,563	0	0	0	0	351,781	137,703	29,630	1,222,677
CEO	2008	800,204	84,100	750,172	350,000	1,642,550	0	321,232	33,753	3,547,911
S. West	2010	425,539	0	0	500,000	1,477,408	576,472	82,927	1,216,336	3,778,683
CEO, MDS	2009	309,038	0	0	0	0	86,941	84,528	30,212	510,719
Inc.	2008	346,875	30,000	267,600	36,000	168,948	287,618	98,369	34,005	1,203,415
D. Prince	2010	163,792	0	0	0	0	168,078	30,876	4,030,030	4,392,777
EVP, Finance	2009	363,322	0	0	0	0	90,831	61,906	31,269	547,328
& CFO	2008	409,526	35,000	312,200	48,000	225,264	33,110	94,281	35,082	1,109,463
K. Horton	2010	355,000	0	0	0	0	355,000	65,311	2,401,259	3,176,570
EVP, Corp. Dev.	2009	353,333	0	0	0	0	88,750	65,007	31,840	538,930
& Gen. Counsel	2008	342,500	30,000	267,600	42,000	197,106	34,500	100,198	31,840	973,744
D. Spaight	2010	133,288	0	0	0	0	72,500	33,281	2,767,473	3,006,542
EVP, MDS	2009	350,000	0	0	0	0	87,500	55,746	22,300	515,546
Pharma Services	2008	345,833	15,000	133,800	42,000	197,106	0	47,675	22,300	803,715
T. Gernon	2010	171,025	0	0	0	0	109,346	32,456	3,057,124	3,369,951
EVP &	2009	265,012	0	0	0	0	59,628	53,055	29,630	407,324
CIO	2008	301,884	21,000	189,329	30,000	142,300	21,736	75,726	33,753	764,728
P. Dans	2010	261,316	0	0	138,600	409,537	176,992	41,683	163,987	1,053,516
SVP Finance &	2009	188,834	0	0	0	0	35,264	20,974	15,644	260,716
CFO	2008	191,069	15,900	182,683	5,400	25,614	11,020	19,590	17,821	447,796
P. Covitz	2010	271,579	0	0	103,400	305,528	191,035	35,090	308,389	1,111,621
SVP,	2009	233,662	21,200	110,792	0	0	47,312	38,244	16,670	446,681
Innovation	2008	258,062	24,900	298,236	16,000	78,895	75,757	21,211	18,989	751,152
K. Brooks	2010	230,363	0	0	65,000	192,063	154,342	24,788	288,400	889,956
SVP, Sales &	2009	190,918	17,300	90,411	0	0	33,180	21,530	15,644	351,684
Marketing	2008	207,517	16,200	187,098	6,000	28,460	95,348	21,363	17,821	557,607

1. Base salary earned by the Named Executive Officers for the fiscal year are pro-rated for Messrs. DeFalco, Prince, Spaight and Gernon based on their active period of employment in 2010. Messrs. West, Dans and Brooks' 2010 values reflect a salary increase as a result of assuming increased responsibilities.
2. No share-based awards were granted in 2010. In 2009, RSUs were granted to Messrs. Covitz and Brooks. The dollar value is based on the number of units multiplied by a share price of US$5.89, the planning price used by the HRCC. The accounting share price for expense purposes is US$5.28 which represents the closing share price on March 11, 2009. In 2008 RSUs were granted to Messrs. Dans, Covitz and Brooks. The dollar value is based on the number of units multiplied by a share price of US$14.56, the planning price used by the HRCC. The accounting share price for expense purposes is US$14.93 which represents the closing share price on September 2, 2008. In April 2008, Mr. Covitz was awarded a new hire grant of 6,000 shares based on a planning share price of C$20.50 and converted to US dollars, multiplied by an expected value of 63.7%. The accounting share price for expense purposes for Mr. Covitz's new hire grant is $20.08, the closing price on April 14, 2008. All other grants awarded in respect to fiscal 2008 were PSUs issued as part of the annual MTIP. The dollar value of the PSUs is based on the number of units multiplied by a share price of $8.92, the planning price used by the HRCC. The accounting

share price for expense purposes is $6.36 which represents the closing share price on December 5, 2008.

[3] In 2010 applicable executives received a one time special stock option grant. Options granted in 2010 vest 100% after three years and expire after seven years. The options granted in 2008 vest 1/3 per year over a three-year period and expire after seven years. No options were granted in 2010 to Messrs. DeFalco, Prince, Horton, Spaight and Gernon. No options were granted in 2009. For grants awarded on June 17, 2008, the dollar value is based on the number of options multiplied by the planning share price of $18.05 used by the HRCC and a Black Scholes factor of 26%. Mr. Covitz received a grant of 10,000 new hire options in April 2008. The value of these grants is based on a grant price of $20.50, which was the closing share price on April 14, 2008 and converted to US dollars multiplied by an expected value of 25%. The accounting share price for expense purposes is $15.91, which represents the closing price on June 17, 2008. The accounting share price for Mr. Covitz's new hire grant is $19.96, which represents the closing price of C$20.50 on April 14, 2008. For grants awarded on July 13, 2010, the dollar value is based on the number of options multiplied by the planning share price of C$9.02 ($8.69) used by the HRCC and a Black Scholes factor of 34%. The accounting share price for expense purposes is $9.30, which represents the closing price of C$9.65 on July 13, 2010.

[4] 2010 AIP for Messrs. Prince, Spaight and Gernon is the average value of their previous three years of AIP (2007, 2008 and 2009) paid upon their termination per the Change In Control (CIC) provision in their employment contract. Mr. DeFalco did not receive a Fiscal 2010 AIP payment as he did not meet the minimum three-month service requirement per CIC policy.

[5] The Company contributes 10%-15% of the total annual cash compensation as retirement contribution. See *Pension Plans* section on page 36 for more details.

[6] Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year. In addition, premiums are included for the differential of programs not provided to other employees (Life Insurance of additional 1x salary and Accidental Death and Disability) for Messrs. Prince, West, Dans and Gernon. Differentiated benefit programs include Short-Term Disability, which does not incur a premium. No benefits were paid under this program in 2010.

As a result of CIC on January 29, 2010, all outstanding PSUs and RSUs vested and were paid out at the NYSE five-day average closing share price of $7.54. Canadian NEO were paid in Canadian dollars at the foreign exchange rate of 1.06514. In accordance with the CIC policy, Messrs. DeFalco, Prince, Horton, Spaight and Gernon also received an excise tax gross-up on shares vested and paid as a result of CIC. Messrs. DeFalco and Gernon were paid out vested and outstanding DSUs upon termination. DSU amounts paid out were calculated by multiplying the number of outstanding and vested DSUs by the TSX five-day closing share price up to and including their termination dates. Messrs. DeFalco, Prince, Horton, Spaight, Gernon and Dans received payments as part of the Transaction Incentive Plan. Details of these payments are described in the *Transaction Incentive Plan and US Internal Revenue Code 280G Excise Tax Gross Up* section on page 39.

Messrs. DeFalco, Prince, Spaight and Gernon received payments as a result of CIC and termination of employment. Details of these payments are described in the *Change of Control* section starting on page 37.

Mr. Gernon was a participant of a special one-time Transition Service Agreement (TSA) Senior Incentive bonus plan (SIP). As a result of achieving required metrics of the plan, he received a cash incentive payment of $134,888. Mr. Dans was paid a relocation allowance of $44,159 in accordance with the Relocation Policy. Mr. Brooks received a one-time sign-on promotion bonus of $19,270 as a result of assuming additional responsibilities.

The following chart sets out the outstanding stock option (LTIP) grants previously awarded to the NEO. The current stock market price is less than all exercise prices prior to 2010, and consequently stock options awarded prior to 2010 do not have any current value as at October 31, 2010. Share-based awards are valued based only on the face value of the grant on October 31, 2010, without any other valuation factor.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)	Number of Shares or Units that Have not Vested[2]	Market Payout of Share Awards not Vested at Minimum[1] ($)	Market Payout Value of Share Awards not Vested at Target ($)
S. DeFalco							
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	350,000	US$15.91	8-Jan-11	0	-	-	-
2007 Incentive Awards	280,000	C$21.77	8-Jan-11	0	-	-	-
2007 Incentive Awards	20,000	C$20.68	8-Jan-11	0	-	-	-
2006 Incentive Awards	253,000	C$20.00	8-Jan-11	0	-	-	-
2005 Incentive Awards	400,000	C$16.77	8-Jan-11	0	-	-	-
S. West							
2010 Incentive Awards	500,000	C$9.65	12-Jul-17	860,000	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	36,000	US$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	30,000	C$21.77	19-Jun-14	0	28,125	309,459	-
2006 Incentive Awards	22,500	C$20.00	20-Dec-12	0	1,074	11,817	-
2005 Incentive Awards	14,000	C$17.75	22-Dec-14	0	-	-	-
2004 Incentive Awards	14,000	C$19.65	10-Dec-13	0	-	-	-
2003 Incentive Awards	15,000	C$18.58	31-Mar-13	0	-	-	-
D. Prince							
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	48,000	US$15.91	26-Mar-10	0	-	-	-
2007 Incentive Awards	70,000	C$21.90	26-Mar-10	0	-	-	-
K. Horton							
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	42,000	US$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	28,125	309,459	-
2007 Incentive Awards	15,000	C$20.68	20-Dec-13	0	-	-	-
2006 Incentive Awards	35,000	C$19.28	1-Dec-12	0	-	-	-
D. Spaight							
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	42,000	US$15.91	19-Mar-11	0	-	-	-
2007 Incentive Awards	35,000	C$21.77	19-Mar-11	0	-	-	-
2006 Incentive Awards	30,000	C$22.49	19-Mar-11	0	-	-	-
T. Gernon							
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	30,000	US$15.91	28-May-11	0	-	-	-
2007 Incentive Awards	25,000	C$21.77	28-May-11	0	-	-	-
2007 Incentive Awards	10,000	C$20.68	28-May-11	0	-	-	-
2006 Incentive Awards	30,000	C$20.00	28-May-11	0	-	-	-
2005 Incentive Awards	10,000	C$20.78	28-May-11	0	-	-	-
P. Dans							
2010 Incentive Awards	138,600	C$9.65	13-Jul-17	238,392	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	5,400	US$15.91	17-Jun-15	0	-	-	-

Name	Option-Based Awards				Share-Based Awards		
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options[1] ($)	Number of Shares or Units that Have not Vested[2]	Market Payout of Share Awards not Vested at Minimum[1] ($)	Market Payout Value of Share Awards not Vested at Target ($)
2007 Incentive Awards	2,500	C$20.20	13-Aug-14	0	-	-	-
P. Covitz[3]							
2010 Incentive Awards	103,400	C$9.65	13-Jul-17	177,848	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	16,000	C$20.50 US$15.91	15-Apr-15 17-Jun-15	0	-	-	-
K. Brooks							
2010 Incentive Awards	65,000	C$9.65	13-Jul-17	111,800	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	6,000	US$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	4,000	C$21.77	19-Jun-14	0	-	-	-
2006 Incentive Awards	5,000	C$21.28	10-Jul-13	0	-	-	-

1 Calculation is based on a share price of C$11.42 which is the closing price on October 29, 2010 on the Toronto Stock Exchange and converted to US dollars.

2 No share units were granted in respect of fiscal 2009 and 2010.
All share units outstanding on January 29, 2010 vested upon trigger of Change In Control except for outstanding DSUs awarded to Messrs. West and Horton. The DSUs vest/expire at the time of termination with Nordion.

3 In 2008 Mr. Covitz received a new hire grant of 10,000 options on April 15, 2008 with a grant price of C$20.50 and expiry date of April 15, 2015.
In addition Mr. Covitz was awarded an annual grant of 6,000 options on June 17, 2008 at a grant price of US$15.91 and an expiry date of June 17, 2015.

Incentive Plan Awards Value Vested or Earned During the Year

The table below provides information on the incentive plan awards that vested during 2010. For stock options issued prior to 2010, there is no value vested to report in the following table for stock options during the year as the exercise prices are well above the market share price as of October 31, 2010. A one-time grant at 3 x target was issued on July 13, 2010 to the incoming CEO, CFO and active NEO in consideration of the signing of a new set of Employment Terms and Conditions as described above. Although the exercise price for the 2010 special stock option grant is lower than the stock price as of October 29, 2010, these options vest 100% three years from the date of grant. Therefore, the NEO receive no benefit until 2013 and any benefit will be directly related to share price growth resulting from business performance.

Name	Option-Based Awards						Share-Based Awards				Non-equity Incentive Plan Awards - 2010 AIP[3]
	Grant Date	Expiry Date	Number Granted	Exercise Price ($)	Number Vested[1]	Value Vested During the Year ($)	Number Granted	Expiry Date	Number Vested/ Expired in Current Year	Value Vested During the Year)[2]	
S. DeFalco											
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2008 Incentive Awards	17-Jun-08	8-Jan-11	350,000	US$15.91	233,334	0	84,100	29-Jan-10	84,100	634,114	0
2007 Incentive Awards	19-Jun-07	8-Jan-11	280,000	C$21.77	93,333	0	75,000	29-Jan-10	75,000	565,500	
2007 Incentive Awards[4]	-	-	0	-	0	0	25,000	8-Jan-10	25,000	191,011	
2006 Incentive Awards	20-Dec-06	8-Jan-11	20,000	C$20.68	6,667	0	67,000	31-Oct-09	67,000	0	
S. West											
2010 Incentive Awards	13-Jul-10	12-Jul-17	500,000	C$9.65	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0	

Name	Option-Based Awards						Share-Based Awards				Non-equity Incentive Plan Awards - 2010 AIP [3]
	Grant Date	Expiry Date	Number Granted	Exercise Price ($)	Number Vested[1]	Value Vested During the Year ($)	Number Granted	Expiry Date	Number Vested/ Expired in Current Year	Value Vested During the Year)[2]	
2008 Incentive Awards	17-Jun-08	17-Jun-15	36,000	US$15.91	24,000	0	30,000	29-Jan-10	30,000	226,200	576,472
2007 Incentive Awards	19-Jun-07	19-Jun-14	30,000	C$21.77	10,000	0	17,000	29-Jan-10	17,000	128,180	
2006 Incentive Awards	-	-	-	-	-	-	20,000	31-Oct-09	20,000	0	
2005 Incentive Awards	22-Dec-04	22-Dec-14	14,000	C$17.75	2,800	0	-	-	-	-	
D. Prince											
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2008 Incentive Awards	17-Jun-08	26-Mar-11	48,000	US$15.91	32,000	0	35,000	29-Jan-10	35,000	263,900	168,078
2007 Incentive Awards	12-Mar-07	26-Mar-11	70,000	C$21.90	23,333	0	20,000	29-Jan-10	20,000	150,800	
2007 Incentive Awards	-	-	0	-	0	0	20,000	31-Oct-09	20,000	0	
K. Horton											
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2008 Incentive Awards	17-Jun-08	17-Jun-15	42,000	US$15.91	28,000	0	30,000	29-Jan-10	30,000	226,200	355,000
2007 Incentive Awards	19-Jun-07	19-Jun-14	35,000	C$21.77	11,667	0	17,000	29-Jan-10	17,000	128,180	
2006 Incentive Awards	20-Dec-06	20-Dec-14	15,000	C$20.68	5,000	0	20,000	31-Oct-09	20,000	0	
D. Spaight											
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2008 Incentive Awards	17-Jun-08	19-Mar-11	42,000	US$15.91	28,000	0	15,000	29-Jan-10	15,000	113,100	69,853
2007 Incentive Awards	19-Jun-07	19-Mar-11	35,000	C$21.77	11,667	0	20,000	29-Jan-10	20,000	150,800	
2006 Incentive Awards	27-Apr-06	19-Mar-11	30,000	C$22.49	10,000	0	20,000	31-Oct-09	20,000	0	
T. Gernon											
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2008 Incentive Awards	17-Jun-2008	28-May-2011	30,000	US$15.91	20,000	0	21,000	29-Jan-10	21,000	158,340	109,346
2007 Incentive Awards	19-Jun-2007	28-May-2011	25,000	C$21.77	8,333	0	15,000	29-Jan-10	15,000	113,100	
2007 Incentive Awards[5]						0	28,125	28-May-10	28,125	237,921	
2006 Incentive Awards	20-Dec-2006	28-May-2011	10,000	C$20.68	3,333	0	15,000	31-Oct-09	15,000	0	
2005 Incentive Awards	12-Sep-2005	28-May-2011	10,000	C$20.78	2,000	0	0	-	0	0	
P. Dans											
2010 Incentive Awards	13-Jul-10	12-Jul-17	138,600	C$9.65	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0	
2008 Incentive Awards	-	-	0	-	0	0	6,900	15-Jan-10	6,900	53,406	176,992
2008 Incentive Awards	17-Jun-08	17-Jun-15	5,400	US$15.91	3,600	0	9,000	29-Jan-10	9,000	67,860	
2007 Incentive Awards	13-Aug-07	13-Aug-14	2,500	C$20.20	833	0	4,000	29-Jan-10	4,000	30,160	
P. Covitz											
2010 Incentive Awards	13-Jul-10	12-Jul-17	103,400	C$9.65	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	21,200	29-Jan-10	21,200	159,848	191,035
2008 Incentive Awards	17-Jun-08	17-Jun-15	6,000	US$15.91	4,000	0	10,000	29-Jan-10	10,000	75,400	
2008 Incentive Awards	-	-	0	-	0	0	6,000	29-Jan-10	6,000	45,240	
2008 Incentive Awards	15-Apr-08	15-Apr-15	10,000	C$20.50	6,667	0	8,900	15-Jan-10	8,900	68,886	
K. Brooks											
2010 Incentive Awards	13-Jul-10	12-Jul-17	65,000	C$9.65	0	0	0	-	0	0	
2009 Incentive Awards	-	-	0	-	0	0	17,300	29-Jan-10	17,300	130,442	154,342
2008 Incentive Awards	-	-	0	-	0	0	9,000	29-Jan-10	9,000	67,860	
2008 Incentive Awards	17-Jun-08	17-Jun-15	6,000	US$15.91	4,000	0	7200	15-Jan-10	7,200	55,728	
2007 Incentive Awards	19-Jun-07	19-Jun-14	4,000	C$21.77	1,333	0	6,000	29-Jan-10	6,000	45,240	
2006 Incentive Awards	10-Jul-06	10-Jul-13	5,000	C$21.28	1,667	0	0	-	0	0	

1. Upon Change In Control triggered by the completion of Analytical Technologies Sale on January 29, 2010, all outstanding stock options and share units became vested.
2. All MTIP share units outstanding on January 29, 2010 were paid out at the NYSE five-day average closing share price (up to and including January 29, 2010) of $7.54. Canadian participants were paid in Canadian dollars at the foreign exchange rate of 1.06514.
3. 2010 AIP for Messrs. Prince, Spaight and Gernon is the average value of their previous three years of AIP (2007, 2008 and 2009) paid upon their termination per the CIC provision in their employment contract. Mr. DeFalco did not receive a 2010 AIP payment as he did not meet the minimum three-month service requirement per CIC policy.
4. Mr. DeFalco had DSUs that vested as of January 8, 2010, his termination date, and paid out at the TSX five-day average closing price (up to and including January 8, 2010) of C$7.93.
5. Mr. Gernon had DSUs that vested as of May 28, 2010, his termination date. These were paid out in December 2010 per 409A Internal Revenue Requirements. The amount paid is based on the TSX five-day average closing share price (up to and including May 28, 2010) of C$8.78.

Pension Plans

Each of the NEO participates in a company-paid defined contribution pension arrangement. For all NEO the Company contributes either 10% or 15% of total cash compensation defined as salary plus previous year's incentive, depending on the level of the position as follows: Messrs. DeFalco, Prince, West, Dans, Horton and Gernon receive 15% of total cash compensation and Messrs. Covitz and Brooks receive 10% of total cash compensation.

For Messrs. West, Dans, Covitz, and Brooks the maximum amount allowed by the *Income Tax Act* is contributed to a Canadian registered pension plan and the balance is paid in the form of cash through bi-weekly pay deposits. The Canadian plan allows employees to choose how contributions are invested on their behalf from a range of investment options provided by a third-party fund manager. Mr Horton also holds a pension balance in the Canadian plan earned during his participation when he previously resided in Canada. His current contributions are made only to the US plan.

Contributions for Messrs. Horton, Spaight and Gernon are distributed across two retirement plan components: an amount is paid in the form of cash through bi-weekly pay deposits and the balance is allocated to an unfunded Supplementary Retirement Plan. Once the IRS maximum is exceeded, an unfunded Top Hat notional account is maintained. Top Hat earnings or losses are tracked against two investment options, the S&P 500 and the former Lehman Bond Fund which has been renamed the Barclays Aggregate Capital Fund. These two investment options are equally weighted for all participants. The earnings or losses are tracked each month and credited to the Top Hat accrual. The Top Hat account is not paid out to the participant until six months after his leaving the Company. Earnings and losses are tracked during those six months. The pay out is processed through payroll and is taxable.

The following tables set out the retirement plan benefits.

2010 Retirement Plan Benefit Table (CANADA)

Name	Registered Plan Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Registered Plan Increase/ Decrease) ($)	Registered Plan Accumulated Value at Year End ($)	Total Accumulated Value + Excess Plan Contributions at Year End ($)
		2010 Registered Plan Contribution ($)	Cash Payment in Excess of Registered Plan			
S. DeFalco[1]	89,469	6,862	18,299	(5,159)	91,172	109,470
S. West	132,880	21,630	61,297	11,356	165,866	227,163
D. Prince[1]	60,676	20,671	10,205	696	82,043	92,248
K. Horton	47,996	0	0	281	48,277	48,277
T. Gernon[1]	97,806	21,630	10,825	19	119,456	130,281
P. Dans	48,136	25,707	15,977	777	74,619	90,596
K. Brooks	65,933	24,306	482	4,536	94,775	95,257
P. Covitz	44,450	21,630	13,460	2,907	68,987	82,447

1 Messrs. DeFalco, Prince and Gernon have withdrawn their funds from the plan.

2010 Retirement Plan Benefit Table (US)

Name	Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Account Increase/ Decrease ($)	Total Accumulated Value + Excess Plan Contributions
		2010 401(k) Plan Contribution ($)	2010 U.S. Top Hat Plan Contribution ($)		
K. Horton	193,875	26,300	39,011	27,893	287,079
D. Spaight[1]	273,715	26,300	6,981	70,655	377,651

1 Mr. Spaight has withdrawn his funds from the plan.

Employment Contracts and Termination of Employment

Employment Terms and Conditions are currently in place for the incoming CEO and each of the active NEO. The contracts set out the principal terms of the employment relationship with the Company, including the individual's overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

Change in Control

The closure of the Analytical Technologies sale constituted a Change In Control ("CIC") under the Company's CIC policy in 2010. Following the close of the Analytical Technologies sale, all executives were eligible to be paid out under the provisions of the policy following the CIC. The CIC policy provides severance and other benefits to the participating executives only in the event that the executive is terminated without cause or terminates for good reason within 24 months following a CIC, or in anticipation of or preparation for change of control. The key policy parameters are set out below:

Participation under the policy included the CEO, the CEO's direct reports, and senior leaders in each of the businesses and at corporate headquarters who have either senior leadership roles or strategic responsibilities.

In June 2010 the CIC policy was amended to include only six individuals – the CEO and CFO and four other Senior Executives in roles deemed to be most critical to the business. The policy was also amended to include a double trigger provision whereby any equity plans vest immediately only upon two events: 1) a CIC scenario and 2) termination of the Executive.

As a result of the CIC policy amendment, US tax filers will no longer be paid for excise taxes required under the US Internal Revenue Code 280G for golden parachute payments grossed up and paid on their behalf.

If an executive is terminated without cause or terminates for good reason within 24 months following or in anticipation of a CIC, stock options will accelerate and immediately vest. The executive will be eligible to exercise the options up to 12 months from the date of termination.

The following chart sets out the CIC covered compensation multiples under the previous compensation structure:

Executive	Annual Covered Compensation Multiple
CEO	3x
CFO + Key Executives	1x increasing to 2x at the second anniversary of reporting to the CEO

The following chart sets out the CIC covered compensation multiples under the new compensation structure:

Executive	Annual Covered Compensation Multiple
CEO + CFO	2x
4 Critical roles	1x increasing to 2x at the second anniversary of reporting to the CEO

For the purpose of CIC and termination without cause, covered compensation used in the severance calculation is defined as the Executive's annual salary plus three-year average annual incentive, plus annual car allowance, plus annual retirement benefit during the most recent calendar year. If the executive has been employed for at least three months of the current fiscal year, the most recent three-year average annual incentive is paid in addition to the compensation multiple. The following table sets out the payments that were made or would have been made to the NEO in the event that such executive was terminated without cause or terminated for good reason on or before October 31, 2010. The actual amount of future CIC payments may change as a result of timing, stock price and other factors. Severance payments were not made to Messrs. West, Dans, Horton, Covitz and Brooks in 2010 as their employment continued following the CIC.

Summary of Actual CIC Payment for CEO and Direct Reports Terminated in 2010

Name	Triggering Event (Voluntary Involuntary Termination)	Severance Multiple	Cash Portion[1] ($000s)	Excise Tax Gross Up on Cash Portion[2] ($000s)	Value of Vested Equity[3] ($000s)	Excise Tax Gross Up on PSUs[2] ($000s)	Other Benefits[4] ($000s)	Total[5] ($000s)
S. DeFalco[6]	Involuntary	3x	4,949	1,639	1,422	572	28	8,610
D. Prince	Involuntary	2x	1,521	301	425	174	25	2,447
D. Spaight	Involuntary	2x	1,031	240	254	89	41	1,655
T. Gernon	Involuntary	2x	1,080	209	516	116	19	1,940

1 Cash severance is (a) a lump sum based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average AIP, annual contribution to retirement program, and the annual car allowance as at termination date, plus (b) the in-year AIP, which is the average AIP over the past three years (i.e. the actual 2007, 2008 and 2009 payout.)

2 A tax gross up was provided to Messrs. DeFalco, Prince and Spaight under the terms of their employment contracts in respect of the US Internal Revenue Code Section 280G. In accordance to the CIC policy in effect at that time, all NEO who were US tax filers were eligible for an Excise Tax gross-up for all CIC payments.

3 Equity values include PSUs which vest at target upon CIC on January 29, 2010, and paid out based on the five-day average NYSE share price of $7.54. Payment for Canadian executives were calculated at the five-day average exchange rate of $1.06514. Also included is a DSU payout based on the five-day average share price up to and including the termination date for Messrs. DeFalco and Gernon (to be paid out in December 2010, the first available payout, six months plus one day following his termination date).

4 Other benefits include the value of the Company portion of the premium for medical, dental and life insurance for the severance period.

5 Total value for termination following a change in control includes the cash portion, the equity value, the premium of medical, dental and life insurance over the severance period and the Excise Tax gross-ups.
6 Mr. DeFalco did not receive an in-year AIP for fiscal 2010 as he did not have the minimum three-month service in 2010.

Summary of Hypothetical CIC Payment for Active NEO (Based on a Hypothetical CIC Effective October 31, 2010)

Name	Triggering Event (Voluntary Involuntary Termination)	Severance Multiple	Cash Portion[1] ($000s)	Excise Tax Gross Up on Cash Portion[2] ($000s)	Value of Vested Equity[3] ($000s)	Excise Tax Gross Up on PSUs[2] ($000s)	Other Benefits[4] ($000s)	Total[5] ($000s)
S. West	Involuntary	2x	2,059	0	316	0	23	2,398
K. Horton[2]	Involuntary	2x	1,323	330	316	129	42	2,140
P. Dans	Involuntary	2x	876	0	0	0	16	892
P. Covitz	Involuntary	1x	540	0	0	0	10	550
K. Brooks	Involuntary	1x	479	0	0	0	8	487

1 Cash severance is (a) a lump sum based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average AIP, annual contribution to retirement program, and the annual allowances as at the termination date, plus (b) the in-year AIP, which is the average AIP over the past three years.
2 Under the terms of Mr. Horton's employment contract, he is eligible for the Excise Tax gross up on all CIC payments in respect of the US Internal Revenue Code Section 280G. No other active NEO are eligible for an Excise Tax gross-up, as this provision was removed from their employment contracts and the CIC policy no longer provides for an Excise Tax gross-up provision.
3 Equity values include a hypothetical DSU payout for Messrs. West and Horton, based on the five-day average TSX closing share price up to and including October 29, 2010, of C$11.24 and converted to US dollars.
4 Other benefits include the value of the company portion of the premium for medical, dental and life insurance for the severance period.
5 Total value for termination following a change in control includes the cash portion, the equity value, the premium of medical, dental and life insurance over the severance period and Excise Tax gross-ups.

Transaction Incentive Plan and US Internal Revenue Code 280G Excise Tax Gross Up Incentive Plan

As previously noted, the Board of Directors approved, in principle, a transaction incentive plan on March 11, 2009, which was subsequently implemented on May 20, 2009. The plan was designed to motivate and retain certain officers of the Company and to provide further incentive to officers to assist in the evaluation and implementation of strategic alternatives available to the Company. Each of the NEO except for Messrs. Brooks and Covitz was a participant in the plan. The plan paid out in two separate payments following the successful completion of the business restructuring process. The first was made on March 5, 2010 and the second payment was made on May 14, 2010.

The following table sets out the payments that were made in respect of the Transaction Incentive plan and the excise tax gross up payable to the NEO. Only US tax filers are subject to the excise tax.

Name	Transaction Incentive Payout ($000s)[1]	Excise Tax Gross Up ($000s)[2]	Total
S.DeFalco	2,660	1,282	3,941
S. West	817	0	817
D. Prince	1,303	608	1,911
K. Horton	1,290	527	1,817
D. Spaight	782	291	1,073

T. Gernon[3]	676	299	974
P. Dans	283	0	283

1 Amounts payable under the Transaction Incentive Plan include amounts payable from the Discretionary Portion and are based on a gross pool of $11 million representing 1% of the gross proceeds from the sale of Analytical Technologies and the sale of Pharma Services, plus the residual enterprise value of Nordion.

2 Gross up excise tax under Section 280G of U.S. Internal Revenue Code was provided on all payments related to CIC for executive officers who were subject to US tax filing.

3 Tom Gernon also received an incentive payment based on performance metrics related to the execution of the Transaction Services Agreements associated with the divestitures. He received a payment of $134,888 in July 2010 upon HRCC review and approval of performance relative to these metrics.

Employment Termination Scenarios

The "Employment Termination Scenarios" table below illustrates the cash severance payments that would be paid to each of the active NEO as of October 31, 2010, if they were terminated without cause or for termination for good reason. In addition to the cash payment, each NEO would be provided with continued vesting and exercise privileges of their stock options for a period of 12 months following the termination of employment.

Per the terms of the executive contracts, all amounts in termination scenarios are paid as a lump sum following termination. In addition, 12 month medical and dental coverage and outplacement services are provided. No value has been attributed to these conditions in the table below. In 2010 a policy change was made to provide payment of medical and dental coverage as a lump sum rather than a continuation of services.

Name	Resignation (Voluntary) [1] ($000s)	Termination with Cause (Constructive) [1] ($000s)	Termination without Cause (Involuntary) [2] ($000s)	Retirement [3] ($000s)
S. West	316	316	2,632	893
K. Horton	316	316	1,848	683
P. Dans	0	0	977	177
P. Covitz	0	0	624	191
K. Brooks	0	0	538	154

1 Includes DSUs paid out at C$11.24 based on the five-day average closing share price on the TSX as at October 29, 2010, and converted to US dollars.

2 Includes the Cash Portion of severance, in-year AIP and DSU payout based on the TSX five-day average closing share price of C$11.24 as at October 29, 2010, and converted to US dollars.

3 Includes payment of in-year bonus and DSUs paid out based on the TSX five-day average closing share price of C$11.24 as at October 29, 2010, and converted to US dollars.

Section 4: Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at Nordion.

Board effectiveness is a combination of membership, commitment and structure, and individual director effectiveness is a combination of competence, behaviour and independence. In developing and maintaining Nordion's Corporate Governance Guidelines and Practices, the Board and the EHS & Governance Committee ("EHS&G") carefully consider all of these criteria.

The Company's Corporate Governance Guidelines and Practices adopted by the Board in 2004, reviewed annually and most recently amended in 2010, may be found on the Company website at www.nordion.com in the *Corporate Governance* section, under *Guidelines & Practices.*

The guidelines and practices which are referred to above deal with a variety of matters including board size, independence, board and committee meetings, management succession and development, directors resignations (including in circumstances where a director fails to obtain a majority of the votes for his or her election) and Board and shareholder communication.

Changes in 2010
In January of 2010, Stephen P. Defalco resigned as a director and Steven M. West was appointed as a member of the Board.

In March of 2010, William D. Anderson was appointed Chairman of the Corporation and the number of directors was reduced from 10 to 8.

Also in March, the Corporate Governance & Nominating Committee and the Environment, Health & Safety Committee merged to become the EHS & Governance Committee ("EHS&G").

In May of 2010, Gregory P. Spivy resigned as a director and Adeoye Olukotun was appointed as a director.

In June of 2010, James S. A. MacDonald resigned as a director and the number of directors was reduced from eight to seven.

Also in June of 2010, the Technology Committee was created.

In September of 2010, Ken Newport was appointed to the Board and the number of directors was increased from 7 to 10. On January 19, 2011, the number of directors will be decreased from 10 to 9.

Regulators and Good Governance Organizations
As a company listed on both the Toronto and New York stock exchanges, Nordion is subject to various Canadian and US legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance ("CCGG"), RiskMetrics, other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through the EHS&G, reviews, on a regular basis, legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and its shareholders. Schedule A to this Circular outlines Nordion's governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators. The governance practices in Canada are fundamentally similar to overall US legislative or regulatory governance practices except for certain recent governance provisions of the US Dodd Frank legislation which currently do not apply to the Company.

Set out below are certain key governance practices that are, in the Company's view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Membership, Independence and Alignment
The Company believes that a strong and independent board with a variety of relevant skill sets is fundamental to assisting the Company in developing and meeting its strategic objectives. All the proposed nominees to the Board, other than the Chief Executive Officer, are independent; their sole relationship with the Company being as members of the Board, committees or advisory boards and as shareholders.

Brief biographies of the proposed nominees to the Board setting out both their experience and areas of expertise and listing their affiliations and directorships are included earlier in this Circular and on the Company's website at www.nordion.com. The biographies describe the collective breadth, scope and diversity of the Board, which is essential to the Company and its global operations and evolving needs. During 2010 as noted earlier Adeoye Olukotun and Ken Newport joined the Board. In addition, Sean Murphy and Janet Woodruff, new nominees, are also proposed to shareholders for election at the meeting. Each of Messrs. Olukotun, Newport, Murphy and Ms. Woodruff bring additional skills and experience relevant to Nordion's business.

The EHS&G reviews board composition on a regular basis, has established criteria and an evergreen list of potential board nominees is maintained by the Company, based upon its current and future needs. The EHS&G utilizes both internal and external resources to populate the list of potential Board nominees.

Chair

William Anderson, Non-Executive Chair of the Board, meets all applicable independence standards. Mr. Anderson reports to the Board of Directors and to the shareholders. As Board Chair, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company, including sustaining growth and maximizing shareholder value. Mr. Anderson is also charged with providing appropriate oversight of the management of the ongoing business and affairs of Nordion, and fostering and supporting ethical and responsible decision making.

His general duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the EHS&G and the Chief Executive Officer to develop a board composition that reflects the quality, skills and competencies needed to meet the needs of the Company and its stakeholders. The Chair's specific goals and objectives are established and approved annually by the Board on the recommendation of the EHS&G. The goals and objectives are discussed and monitored regularly during the year and evaluated at year-end as part of the Chair's annual assessment. In camera non-executive sessions of the Board are scheduled at the end of Board and Committee meetings. Mr Anderson is currently a member of the EHS&G and an ex officio member of all other current committees.

Director Ownership Requirement

All independent directors have an equity interest in the Company through ownership of shares and/or deferred share units. To align the interests of directors with those of shareholders, the Board has established guidelines providing for each independent director to own shares or DSUs in the Company with a value of not less than 5.0 x his/her annual retainer. Directors are given three years to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase. As at October 31, 2010, three of the six nominees who are existing independent directors owned shares and/or DSUs in the Company which exceed the established guidelines. Adeoye Olukotun and Ken Newport who joined the Board in May and September of 2010, respectively, and William Anderson, who became Chair in January 2010, have until 2013 to meet their respective minimum ownership guidelines.

In addition, as of the date of this Circular, two of the six nominees who are existing independent directors, are receiving all of their compensation in DSUs.

Board Orientation and Continuing Education

In order to improve new directors' understanding of the business and more quickly and effectively utilize their capability in respect of the businesses, they are introduced to the various operations of the Company through a comprehensive initial orientation program, including meetings with the CEO and senior executives of the Company, review of strategic and business plans, and site visits of the principal business operations. In 2010 the board orientation program was revised to reflect the sale of the Company's other businesses and the focus on the Nordion operations.

In addition, with respect to director education, the Board holds meetings related to each of the Company's segments during the year, at which the segment management review with the Board their strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board regularly receives relevant articles, reports and other papers regarding the global life sciences market and the Company's particular segments, strategy and governance. In addition, periodic presentations from outside consultants and specialists, related to industry trends, markets and the Company's position and opportunities in such markets are made to the Board. Each director is also entitled and encouraged with the approval of the Chair of the EHS&G Committee, to attend one educational seminar or program of his or her choice and relevant to his or her duties, of his or her choice with the Company funding a proportion of the cost. Also see *Meetings and Strategic Planning* and *Risk Management.*

Board and Committee Evaluation

The Company has established a comprehensive program to evaluate both governance practices and Board and committee effectiveness. In 2010 given the significant changes in the Company as well as the make-up of the Board throughout the year, the Chair and EHS&G Committee determined that the most effective way to evaluate governance practices and Board and committee effectiveness was one on one sessions between the Chair and individual Board members.

The Company has decided to reintroduce a more formal in-depth Board effectiveness evaluation program in 2011 and to seek guidance, input and recommendations from each Board member as to any practices which would enhance Board, Committee and individual director effectiveness. The EHS&G Committee will be providing recommendations to the Board on the proposed program early in 2011.

Term and Tenure

The Company has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Thereafter, tenure is based upon a member's continuing performance, the ongoing needs of the Company, and annual election by the shareholders. Term may not however exceed 15 years as discussed earlier. The normal retirement age for Board members is 70; however, in unique circumstances, the Committee has discretion to invite a member to continue on the Board beyond the normal retirement age. The Company's Corporate Governance Guidelines & Practices also set out various instances in which a director is expected to tender his or her resignation from the Board.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the New York Stock Exchange rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines & Practices require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the audit committee including the Ontario Securities Commission National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. Attached as Schedule C are the standards a director is required to meet in order to be considered independent.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. West, are independent under all of the requisite regulatory and statutory criteria.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2010. There were 10 Board meetings, four by way of teleconference.

The Company generally holds an annual one-day meeting, involving the Board and senior management, devoted to the development and approval of the Company's strategic plan, and a one-day meeting devoted strictly to the Company's annual business plan. The Board is actively involved on an ongoing basis in reviewing progress on such plans as well as reviewing and approving strategic investments. The Board is updated regularly throughout the year on progress against plan as well as on issues which might affect plan performance.

Risk Management

The Board plays a significant oversight role in risk management principally through the Finance & Audit,

Human Resources & Compensation, Technology and EHS&G committees. Management reviews the Company's over-all Enterprise Risk Management Program and reports to the Board on the Program's effectiveness on an annual basis. In addition, on a quarterly basis, the Board is provided with a summary of the Company's key strategic, compliance, operational and financial risks as well as any material changes in the status of such risks. The summary provided to the Board outlines the risk category, a description of the risk, the level of risk, the trend versus the prior quarter, mitigation strategies, status and responsibility. Identified risks are supported by a more detailed action plan. Monitoring key risks is also part of a regular monthly operating review. The Company also has a Risk Council comprised of senior functional leaders. The Council members act as key liaisons with individuals responsible for mitigation of the risk. The senior management team annually reviews the Enterprise Risk Management Program, the key risks and process with a view to continuous improvement and input from both Board members and outside professionals on both the effectiveness of and ways to improve the program. In 2010, the Program was revised to take into account the sale of the Company's other businesses and was also reviewed by KPMG and benchmarked against best practices.

Shareholder Communications

Nordion has an established Disclosure Policy and a Disclosure Committee. Current members of the Committee include the Senior Vice-President, Finance & Chief Financial Officer; Vice-President, Communications; General Counsel; Vice-President, Finance & Corporate Controller; Vice-President, Financial Planning and Analysis; Director, Investor Relations; the Corporate Secretary; or their respective designate. The Chief Executive Officer is an ex officio member.

The principal objective of the Disclosure Policy is to establish a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of material information to all of the Company's stakeholders. The Committee or designated members review and where appropriate approve or recommend approval to the Board or relevant standing committee all material external communications, including press releases.

In addition, the Board reviews and approves this Circular, the Annual Information Form and the annual financial reports and management's discussion and analysis and corresponding press release. The Finance & Audit Committee reviews and approves interim financial reports, interim management's discussion and analysis and corresponding press releases. The Chief Executive Officer, Senior Vice-President & Chief Financial Officer, Executive Vice-President, Corporate Development & General Counsel and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media. All shareholders have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available for a reasonable period in archived format on the Nordion website.

Nordion's Investor Relations group provides regular information on Nordion activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, Nordion is able not only to communicate developments on a timely basis to its stakeholders but also to receive and respond to concerns or recommendations.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the Nordion website at www.nordion.com or at Nordion Shareholder Communication Service at 1-888-637-7222.

Further information on the Company can also be found at www.sedar.com and www.sec.gov. In addition, shareholders can contact the Company's transfer agent in Canada, CIBC Mellon Trust Company, by calling their answerline at 1-800-387-0825.

The Board's Duties and Responsibilities

Under its governing statute, the *Canada Business Corporations Act*, the Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. Directors are required to approve the Company's Global Business Practice Standards and confirm annually that they will abide by such standards in carrying out their duties. As part of those standards, directors are required to disclose the nature and extent of any personal interest in any material contract or transaction made or proposed by the Company.

The principal duties and responsibilities which have been retained by the Board and not delegated to a committee include contributing to the formulation and approval of strategic plans; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls and management systems; approving all significant Company transactions; appointing the Chair, Chief Executive Officer and direct reports and planning for their succession on the recommendation of the Human Resources & Compensation Committee; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board's mandate, which is reviewed annually, is set out on the Company's website at www.nordion.com, under *Corporate Governance, Board and Committee Charters.*

The Committees

The Board does not have an executive committee but has created, and delegated some of its duties to, four standing committees of the Board: the Finance & Audit Committee; the Human Resources & Compensation Committee; the EHS & Governance Committee; and the Technology Committee. Each of the committees has a written charter, which sets out its principal duties and responsibilities, all of which are reviewed annually. A complete description of the charter of each of the committees is set out on the Company's website at www.nordion.com, under *Corporate Governance, Board and Committee Charters.*

All standing committees, other than the Technology Committee are comprised entirely of independent directors. Steve West, the Company's CEO, is a member of the Technology Committee. In the case of the Finance & Audit Committee, the Board has determined that all of its members qualify as both financially literate and as audit committee financial experts as currently defined under applicable regulatory criteria.

The Board's determination that certain members of the Finance & Audit Committee qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Finance & Audit Committee or the Board.

The composition of each standing committee is reviewed annually and, where appropriate, changes are made to obtain fresh ideas while preserving continuity of experience and knowledge.

The composition and qualifications of the Finance & Audit Committee members are disclosed in the Annual Information Form, which can be found on the Company's website or at www.sedar.com, or in Form 40-F which can be found at www.sec.gov.

In addition to the standing committees, the Board appoints from time to time ad hoc committees of the Board to carry out specific projects. Depending upon the time commitment, directors are provided additional compensation either in the form of cash or DSUs for acting on such ad hoc committees.

As well, in camera sessions are held at all in-person committee meetings.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. There are no separate blackout periods related to non-insider participants of the Company's equity compensation plans. In addition, from time to time when the Company is engaged in material undisclosed activities, it may formally impose additional blackout periods on employees who are involved in or have knowledge of such transactions. These blackout periods apply to all securities whether held directly or in any equity compensation plan.

The Company's Insider Trading Policy requires insiders to notify the office of the General Counsel prior to any trading in the Company's securities, and strictly prohibits the trading in derivative securities of the Company at any time.

Under the *Ontario Securities Act*, directors and certain senior officers of the Company are required to report any trading in securities of the Company within five days of completing any trade.

Equity Compensation Plans

The Company's Stock Option Plan is available to all employees and other persons providing services to the Company on an ongoing basis, other than non-employee members of the Board of Directors; it provides for the grant to participants of options to purchase a specified number of shares at an exercise price defined in the plan.

The Company's Employee Share Purchase Plan, available to all employees, provides for purchase of shares of the Company on the open market and has been approved by the Board and the Toronto Stock Exchange.

No other compensation plans currently provide for the issuance of or right to purchase Company shares.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At Nordion, ethical behaviour is the responsibility of everyone, not specified groups or individuals. The Company has established policies governing such areas as employment and business practices (including sales and marketing), personal conduct, insider trading and conflicts of interest. These policies have been consolidated into Global Business Practice Standards, which were first introduced in 2004. The Standards are reviewed on a regular basis and amended as required. The Standards apply to all employees as well as the Board of Directors. On joining the Company each employee or director is required to review and commit to the Standards by signing a pledge or completing required training. Annual re-enforcement of the Standards is effected in a variety of ways including on-line testing, renewal of the pledge or completing required training. The Standards also encourage employees to seek advice on or report concerns about breaches or potential breaches of the Standards without fear of retribution. The Standards include a number of available resources for employees and others, including a fully outsourced Integrity Alert line for those wishing anonymity.

Employees are also able to reach out with questions or concerns to the Chief Executive Officer through an internal web-based site.

In addition to the Global Business Practice Standards, the Company has a separate Financial Code of Ethics, which applies to the Chief Executive Officer, Chief Financial Officer and all members of the financial management of the Company and its affiliates. The Financial Code of Ethics complements the Standards by addressing issues of particular importance and concern to employees involved in the finance function.

Our Global Business Practice Standards are available in the *Corporate Governance* section of our website at www.nordion.com under *Global Business Practices*. The Standards are also available to shareholders on request from the Corporate Secretary, Nordion Inc., 447 March Road, Ottawa, Ontario, K2K 1X8, or by e-mail to the Corporate Secretary at peter.brent@nordion.com.

Nominating Committee Process

The Company's current governance guidelines and practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter, and confirmation as to the independence of the committee's members under applicable listing standards.

In considering nominees for the Board, the EHS&G Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members, as well as retirement age, diversity, fit and other factors. Currently such experience includes global operations, financial, strategy, capital markets, technology, life sciences, scientific, medical, sales and marketing, government, governance and human resources. Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are interviewed by a number of members of the Board, including the Chair of the Board, the Chair of the EHS&G Committee, the Chief Executive Officer and certain other members of the senior management team. A final decision as to whether a candidate will be proposed to the shareholders as a nominee is made by the Board.

In addition, under the provisions of the *Canada Business Corporations Act*, shareholders who represent in the aggregate 1% or more of the Company's shares, have held the shares for at least six months, and wish to nominate an individual for election to the Board are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of this Notice, namely by October 7, 2011. Finally, shareholders have the right to make nominations from the floor at the Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Shareholder Communications with the Board
The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company's Chair or Corporate Secretary at Nordion Inc., 447 March Road, Ottawa, Ontario, K2K 1X8, or by e-mail to peter.brent@nordion.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach
The Board and senior management believe that the Company's current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including Ontario Securities Commission National Policy 58-201, the corporate governances rules of the New York Stock Exchange and the applicable Canadian or US corporate and securities rules and regulations, including the provisions of the *Canada Business Corporations Act* and the U.S. Sarbanes-Oxley Act. In addition, where considered appropriate, the Company has considered and adopted the recommended best practices of CCGG, ISS and similar organizations. To the extent there are differences between the Canadian and US governance requirements applicable to the Company (and the US requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any such differences to be material.

Approval by Directors
The contents and sending of this Circular have been approved by the Board of Directors of the Company.

Peter E. Brent

Corporate Secretary

January 7, 2011

Schedule A: Statement of Governance Practices

The following table describes the Company's current corporate governance practices in accordance with the requirements of the Ontario Securities Commission National Instrument 58-101, Disclosure of Corporate Governance Practices.

Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
Board of Directors		
1. (a) Disclose the identity of directors who are independent.	Yes	The Board has determined that all of the directors of the Company with the exception of Mr. West are independent. See disclosure under the *Director Independence* section of this Management Proxy Circular. In addition, all of the standing committees of the Board, with the exception of the Technology Committee, are composed entirely of independent directors.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the *Director Independence* section of this Management Proxy Circular.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.	Yes	All director nominees, with the exception of the President & CEO of the Company, are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	Such other directorships have been disclosed in the *Election of Directors* section of this Management Proxy Circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	In camera non-executive sessions of the Board are scheduled at the end of Board and Committee meetings

Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes	William Anderson is the independent Chair of the Company Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company's website at www.nordion.com, in the *Corporate Governance* section. Among other things, the Board Chair is expected to: 1. lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the corporation including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of Nordion; and foster and support ethical and responsible decision making; 2. consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole; 3. in concert with the Chair of the Human Resources & Compensation Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and 4. set the tone and culture for effective and transparent dialogue and decision making by the Board.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	Attendance records are fully disclosed in the *Election of Directors* section of this Management Proxy Circular. Pursuant to the Company's Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director's absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair; the Committee Chair; the Chief Executive Officer; Chief Financial Officer; Executive Vice-President, Corporate Development & General Counsel; or the Corporate Secretary for a briefing on the substantive elements of the meeting.
Board Mandate 2. Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Board of Directors' Charter is attached to this Management Proxy Circular as Schedule B.

Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
Position Descriptions		
3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	A position description for the Board Chair and each Board Committee Chair, which is attached to the relevant Board Committee Charter, has been developed and approved by the Board and can be found on the Company's website at www.nordion.com.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	A written position description for the Chief Executive Officer has been developed and approved by the Board of Directors. The Chief Executive Officer reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company. Among other things, the Chief Executive Officer is expected to: 1. foster a culture that promotes ethical practices and personal integrity; 2. develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company; 3. oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company; 4. develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other obligations set forth in such plans; 5. review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company; 6. review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and 7. carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.
Orientation and Continuing Education		
4. (a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	Yes	All new Board members are provided with a comprehensive orientation and education program. In addition, each director is entitled and encouraged to attend one educational seminar or program, relevant to their duties, of his or her choice with the Company funding a portion of the cost. See *Board Orientation and Continuing Education.*

Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks. The Board also regularly receives relevant articles, reports and other papers on the life sciences market and the Company's particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's position and opportunities in such markets.
Ethical Business Conduct		
5. (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Company has comprehensive Global Business Practice Standards; see *Business Conduct and Ethics.* In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards; see *Business Conduct and Ethics.*
(i) disclose how a person or company may obtain a copy of the code;		The Practice Standards are posted on the Company's website at www.nordion.com, in the *Corporate Governance* section.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The Finance &Audit Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues, whether through the anonymous toll-free hotline or otherwise.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	Yes	To the Company's knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Practice Standards or Financial Code in the 2010 fiscal year and, accordingly, the filing of material change reports related thereto has not been required.
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	The Company's Practice Standards are clear concerning the requirement to remain free of conflicts of interest. All directors and officers are bound and have agreed to abide by such practices. This is reviewed annually. In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict, refrain from discussions relating to the matter.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Practice Standards were distributed to all employees starting in July 2004. Beginning in late 2006, the Company adopted an annual on-line renewal process. In addition, on-line training and guidance is provided to employees.

Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
Nomination of Directors		
6. (a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The EHS & Governance Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the Chief Executive Officer. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company's evolving needs. Criteria include a successful record in senior management of global businesses, including operations, financial, strategy, capital markets, technology, life sciences, sales and marketing, government, governance, human resources, medical and/or scientific expertise. The Company maintains an evergreen list of potential candidates based on its specific needs, which is developed both internally and with outside assistance.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The EHS & Governance Committee is composed entirely of independent Board members.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operation of the EHS & Governance Committee are set out in its charter, which is available on the Company's website at www.nordion.com, in the *Corporate Governance* section. The Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board of Directors and its committees.
Compensation		
7. (a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes	Director and officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant. Please refer to *Directors' Remuneration* and *Statement of Executive Compensation.*
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.

Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	The responsibilities, powers and operation of the Human Resources & Compensation Committee are set out in its charter, which is available on the Company's website at www.nordion.com, in the *Corporate Governance* section. The Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Yes	The Company engaged Towers Perrin through the first half of 2010 and Aon Hewitt assumed this role in May of 2010, as its independent executive compensation consultant on all matters relating to the compensation of the Chief Executive Officer, his direct reports and directors of the Company. Please refer to *Statement of Executive Compensation.*
Other Board Committees		
8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	In addition to the Finance & Audit, Human Resources & Compensation, Technology, the EHS & Governance Committee assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
Assessments		
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Yes	A complete review of the Board, its committees and individual director performance is carried out annually by the EHS & Governance Committee and/or by the Chair of the Board. In 2010 given the significant changes in the Company as well as the make-up of the Board throughout the year, the Chair and EHS & Governance Committee determined that the most effective way to evaluate governance practices and board and committee effectiveness was one on one sessions between the Chair and individual Board members. The Company has decided to reintroduce a more formal in-depth Board effectiveness evaluation program in 2011 and to seek guidance, input and recommendations from each Board member as to any practices which would enhance Board, Committee and individual director effectiveness. The EHS & Governance Committee will be providing recommendations to the Board on this early in 2011.

CHARTER OF THE BOARD OF DIRECTORS OF NORDION INC.

STATEMENT OF PURPOSE

The Board of Directors (the "Board") of Nordion Inc. ("Nordion" or the "Company") is elected by the Company's shareholders. The Board is responsible for overseeing the management of the Corporation's business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times at it considers appropriate.

STATUTORY DUTIES

Nordion is a Canadian, federally chartered, company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the *Canada Business Corporations Act* (the "Act").

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Company; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act). In determining the best interests of the Company, a Director shall have regard to the interest of all Shareholders. In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant. The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board's power, with certain exceptions outlined in the Act. These exceptions include approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Company or the adoption, amendment or repeal of by-laws (s.115 (1) and (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Finance & Audit, EHS & Governance, Human Resources & Compensation and Technology with specific charters. The Board has the duty to approve the charters and any amendments thereto.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Company, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Company. In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Company's Global Business Practice Standards, and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

GOVERNANCE GUIDELINES AND PRACTICES

The Board shall approve the terms of the Company's Governance Guidelines and Practices and any amendments thereto.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out its statutory responsibilities within the defined duty of care, the Board shall, assume the following principal duties and responsibilities:

- contribute to the formulation of, approve and oversee the implementation of the strategic and business operating plans of the Corporation;
- oversee the identification by Management of the principal risks of the Corporation's businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;
- appoint the Chief Executive Officer of the Company (CEO) and approve the appointment of the other Senior Executives of the Company and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;
- review and approve Management's recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;
- review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;
- oversee the Company's public communication policies and their implementation, including disclosure of material information on a timely and non-elective basis, investor relations and shareholder communications;
- oversee, with the Finance & Audit Committee, financial reporting and disclosure of the Company to obtain reasonable assurance that
    - the Company complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure, and
    - the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Company's financial statements are appropriate having regard to the Company's businesses; and
- review and approve the annual financial statements, annual management discussion and analysis, management proxy circular and annual information form and disclosure thereof to the relevant parties and review and obtain reasonable assurance as to the integrity of the Company's internal controls and management systems.

The essence of the Board's responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Company are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Company.

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the EHS & Governance Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Company's Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Company as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the EHS & Governance Committee, appoint the Chair from among the independent members of the Board. The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its members.

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting. In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Company or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Company shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each regularly scheduled meeting of the Board and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Corporation is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair's discretion earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Company.

OTHER ADVISORS

The Board or designated Committee thereof shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Company's expense.

Schedule C: Independence Standards

In order to be considered independent, a director must meet the following independence standards:

(1) A director will not be independent if, within the preceding three years:

(a) the director or immediate family member of the director was employed by the Company as an executive officer;

(b) the director or immediate family member of the director has received, or is expected to receive, from the Company direct compensation in excess of C$75,000 in any 12-month period in any of the preceding three years, other than Board or committee fees;

(c) the director or immediate family member of the director was employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that other company's compensation committee; or

(d) the director or immediate family member of the director (i) is a current partner of a firm that is the Company's internal or external auditor; (ii) is a current employee of such a firm and personally works on the Company's audit; or (iii) has been at any time during the preceding three years (but is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time.

(2) In addition, if a director has any of the following commercial or charitable relationships, such director may not be considered to be independent:

(a) The director has served as an employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of $1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director).

(b) The director has served as an executive officer of a charitable organization, and the Company's discretionary charitable contributions to that organization exceed the greater of $1 million or 2% of that organization's total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company's matching of employee charitable contributions will not be included in the amount of the Company's contributions for this purpose).

Nordion Inc.
447 March Road
Ottawa, ON K2K 1X8
Canada

www.nordion.com




nordion
SCIENCE ADVANCING HEALTH



Form of Proxy – Annual Meeting To Be Held on March 10, 2011

CONTROL NUMBER

Notes to Proxy

1. This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
2. If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
3. Some shareholders may own shares as both a registered shareholder and as a beneficial shareholder; in which case, you may receive more than one Circular and will need to vote separately as a registered shareholder and as a beneficial shareholder. Beneficial shareholders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial shareholders should follow instructions for voting conveyed to them by their intermediaries.
4. If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.

All shareholders should refer to the accompanying Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY, 7 DAYS A WEEK



TO VOTE BY MAIL

- Complete, sign and return this form in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1.
- Proxy instructions must be received by 11:00 a.m. (EDT), March 8, 2011.
- If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.



TO VOTE BY INTERNET

- Go to the following website, www.eproxyvoting.com/nordion, and follow instructions on the website.
- Proxy instructions must be received by 11:00 a.m. (EDT), March 8, 2011.



TO VOTE BY TELEPHONE OR FAX
(Only Available Within Canada and U.S.)

- Using a touch-tone phone:
  - call toll free **1-866-271-1207** (English and French) and follow the voice instructions; or
  - fax toll free **1-866-781-3111**
- Proxy instructions must be received by 11:00 a.m. (EDT), March 8, 2011.

To vote by telephone or the Internet, you will need to provide your **CONTROL NUMBER** listed on the top left corner.
If you vote by telephone or the Internet, DO NOT mail back this form of proxy.
Proxies submitted must be received by 11:00 a.m. (EDT) on **March 8, 2011**. In the event that the meeting is adjourned or postponed, no later than 11:00 a.m. (EST) at least two business days preceding the date to which the meeting is adjourned or postponed.

This Form of Proxy is solicited by and on behalf of management.

Appointment of Proxyholder

The undersigned shareholder of Nordion Inc. hereby appoints: Peter Dans, Senior Vice-President & Chief Financial Officer, or, failing him, Peter E. Brent, Corporate Secretary

OR Print the name of the person you are appointing if this person is someone other than the individuals listed >> ______________________

as proxy of the undersigned, to attend, act and vote in respect of all common shares registered in the name of the undersigned at the Annual Meeting of Shareholders of Nordion Inc. to be held at 11:00 a.m. (Toronto time) on March 10, 2011, at Brookstreet Hotel, 525 Legget Drive, Ottawa, Ontario, Canada, (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution. Without limiting the general powers and authority hereby conferred on the form of proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this form of proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed. A proxy may be revoked in the manner set out in the management proxy circular dated January 7, 2011 (the "Circular").

The directors and management recommend shareholders vote FOR items 1 and 2 below.

1. Election of Directors

		FOR	WITHHOLD			FOR	WITHHOLD
1.	**W. D. Anderson**	>> ☐	☐	5.	**S. Murphy**	>> ☐	☐
2.	**W. G. Dempsey**	>> ☐	☐	6.	**K. Newport**	>> ☐	☐
3.	**R. W. Luba**	>> ☐	☐	7.	**A. Olukotun**	>> ☐	☐
4.	**M. A. Mogford**	>> ☐	☐	8.	**S. M. West**	>> ☐	☐
				9.	**J. Woodruff**	>> ☐	☐

2. Appointment of Auditors

		FOR	WITHHOLD
Appointment of Ernst & Young LLP as Auditors, and authorizing the directors to fix their remuneration	>>	☐	☐

This form of proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this form of proxy and any other matter which may properly come before the Meeting.

Authorized Signature(s) – sign here – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR the matters identified above.**

Signature(s) ______________________ Date ______________________

Shareholder Documents

- **All registered and non-registered shareholders: To receive the Company's Interim Reports by mail in 2011**, please complete and return the enclosed "Request for Interim Financial Statements" form to CIBC Mellon Trust Company.

- **Only registered shareholders: To receive shareholder documents by the Internet**, including Interim reports, please complete and return the enclosed "Consent to Electronic Delivery of Materials" form to CIBC Mellon Trust Company. If you consent to electronic delivery, you need **not** also complete and return the Request for Interim Financial Statements form.